Exhibit 99.2

Nutrien™

Feeding the Future™

Annual Meeting of Shareholders

Thursday, July 19, 2018

Nutrien™

Notice of Annual Meeting of Shareholders and Management Proxy Circular Annual Meeting of Shareholders Thursday, July 19, 2018

Message from the Executive Chair and the Chief Executive Officer

Dear Shareholder:

The first annual meeting of shareholders of Nutrien Ltd. (the “Corporation”) will be held on Thursday, July 19, 2018, at the Radisson Hotel, Salon A, 405 – 20th Street East, Saskatoon, Saskatchewan, at 4:30 p.m. (Saskatoon time).

The items of business to be considered at the meeting are described in the Notice of Annual Meeting of Shareholders of the Corporation and the accompanying management proxy circular. The board of directors of the Corporation (the “Board”) has approved the contents and the dissemination of this circular.

We encourage you to vote on the items of business to be conducted at the meeting, which can easily be done by following the instructions enclosed with this circular. Following the formal portion of the meeting, we will provide a business update.

On January 1, 2018, we combined the businesses of two highly successful and well-established companies, Agrium and PotashCorp, in a merger of equals to forge Nutrien. We now hold a unique position within the agriculture industry. We are the world’s largest provider of crop nutrients, inputs and services, and play a critical role in helping growers around the world increase food production. Our integrated portfolio of assets is diverse and strategically advantaged. We sell over 26 million tonnes annually of potash, nitrogen and phosphate products for agricultural, industrial and feed customers worldwide, and we have an extensive global agriculture retail network. The scale and diversity of our integrated portfolio and multiple growth platforms provide a stable earnings base that generates strong cash flow and the opportunity to return capital to shareholders. We also take a long-term view and aim to make positive contributions where we operate, taking into account our economic, environmental and social priorities.

We believe that good corporate governance is critical to our long-term success. Our Board is comprised of highly qualified directors, half of whom were directors of Agrium and half of whom were directors of PotashCorp. All of our nominees come from diverse educational and professional backgrounds as detailed in their biographies beginning on page 11. 62% of our directors are under the age of 60, 25% reside outside of Canada and 31% are women. We believe that the talent and diversity of our nominees, in conjunction with their institutional knowledge of the legacy companies, provides the right mix of skills, perspectives, experience and expertise necessary for proper oversight and effective decision-making. This is supported by Nutrien’s corporate governance practices and executive compensation program implemented by the Board, as described in this circular.

Many of our public documents are available on our website under “Investors” at www.nutrien.com. We encourage you to visit our website for information about your company. To ensure you receive all the latest news on the Corporation, you can use the ‘email alerts’ subscribe feature on the Corporation’s website. Additional information relating to the Corporation is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar.shtml.

We thank you for your ongoing support of Nutrien.

Yours sincerely,

Jochen E. Tilk Executive Chair June 6, 2018	Chuck V. Magro President & Chief Executive Officer June 6, 2018

Notice of Meeting

The annual meeting of shareholders of Nutrien Ltd. (the “Corporation”) will be held:

Where:

Radisson Hotel, Salon A

405 – 20th Street East

Saskatoon, Saskatchewan

S7K 6X6

When:

Thursday, July 19, 2018

4:30 p.m. (Saskatoon time)

ITEMS OF BUSINESS

The following items of business will be covered, as more fully described in the attached management proxy circular:

1.  receive our audited consolidated financial statements and the auditors’ report thereon for the period ended December 31, 2017;

2.  elect the directors;

3.  re-appoint the auditors for the 2018 financial year;

4.  vote on resolutions to ratify and approve (i) a stock option plan of the Corporation; and (ii) the grant of stock options made to eligible participants under the stock option plan;

5.  vote on a non-binding advisory basis on a resolution to accept the Corporation’s approach to executive compensation; and

6.  transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Who has the right to vote

You are entitled to receive notice of, and to vote at, the meeting or any adjournment or postponement of the meeting if you are a shareholder of record at the close of business on June 6, 2018.

Your vote is important

The attached management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

To be used at the meeting, completed proxies must be returned to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 so that they arrive by 4:30 p.m. (Saskatoon time) on Tuesday, July 17, 2018, or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice, and the Chair of the meeting is under no obligation to accept or reject any particular late proxy.

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Questions

If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors

Robert A. Kirkpatrick

Vice President & Corporate Secretary

June 6, 2018

Voting Instructions

TO BE COUNTED PROXIES MUST BE RECEIVED NO LATER THAN 4:30 p.m. (SASKATOON TIME) ON TUESDAY, JULY 17, 2018

In order to ensure that your proxy is received in time for Nutrien Ltd.’s annual meeting of shareholders to be held on Thursday, July 19, 2018, we recommend that you vote in the following ways:

BENEFICIAL SHAREHOLDERS If your shares are held with a broker, bank or other intermediary	Go to www.proxyvote.com and enter your 16-digit control number located on your voting instruction form.

Canadian:

Call 1-800-474-7493

U.S.:

Call 1-800-454-8683 and provide your 16-digit control number located on your voting instruction form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your voting instruction form as your proxyholder.

		Canadian: Fax your voting instruction form to 1-905-507-7793 or toll-free to 1-866-623-5305 in order to ensure that your vote is received before the deadline. U.S.: N/A	Complete, sign and date your voting instruction form and return it in the envelope provided.

REGISTERED SHAREHOLDERS If your shares are held in your name and represented by a physical certificate	Go to www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number, which is on your proxy form.

Call 1-888-489-5760 (toll-free in North America) from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number, which is on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

		Complete, sign and date your proxy form and send it by fax to AST Trust Company (Canada) at 1-866-781-3111 (toll-free in North America) or 1-416-368-2502 (outside North America).	Complete, sign and date your proxy form and return it in the envelope provided.

VOTING METHOD INTERNET TELEPHONE FACSIMILE MAIL

Management Proxy Circular

This circular, dated June 6, 2018, solicits proxies by or on behalf of Management of Nutrien Ltd. for use at the annual meeting of shareholders to be held on Thursday, July 19, 2018, or any adjournment or postponement of the meeting, at the Radisson Hotel, Salon A, 405 – 20th Street East, Saskatoon, Saskatchewan, S7K 6X6, at 4:30 p.m. (Saskatoon time) for the purposes set forth in the accompanying notice of meeting.

In this circular, unless the context requires otherwise:

•	“circular” means this management proxy circular, including the schedules to this circular;

•	“common shares” means common shares of Nutrien Ltd.;

•	“meeting” means the annual meeting of shareholders to be held on Thursday, July 19, 2018, or any adjournment or postponement of the meeting;

•	“Nutrien”, the “Corporation”, “our” or “we” means Nutrien Ltd.; and

•	“shareholders” or “you” means the holders of common shares of Nutrien.

Additional terms used in this circular are defined in “Schedule A – Definitions”.

Table of Contents

SECTION ONE: VOTING INFORMATION

Page

1	Voting Shares and Principal Shareholders
3	Proxies
4	Other Information

SECTION TWO: BUSINESS OF THE MEETING

Page

5	Matters to be Voted On
5	Election of Directors
5	Financial Statements
6	Re-Appointment of Auditors
6	Stock Option Plan and Grant of Stock Options
10	Advisory Vote on Executive Compensation

SECTION THREE: BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Page

11	About Nutrien’s Nominees
17	Director Compensation Program
17	Directors’ Equity Ownership Requirements
18	2017 Summary of Director Compensation
18	Our Corporate Governance
19	Our Board
25	Diversity

SECTION FOUR: EXECUTIVE COMPENSATION

Page

28	Letter from the Chair of the Human Resources & Compensation Committee
30	Compensation Discussion & Analysis
42	2017 Executive Compensation
46	Retirement Arrangements
49	NEO Contracts, Termination and Change in Control Benefits
55	Equity Ownership

SECTION FIVE: GENERAL INFORMATION

Page

56	Indebtedness of Directors, Officers and Employees
56	Interest of Informed Persons in Material Transactions
56	Shareholder Proposals
56	Advance Notice By-Law
56	Contacting the Board
57	Other Matters
57	Directors’ Approval

SCHEDULES

Page

A1	Schedule A – Definitions
B1	Schedule B – Legal Advisories
C1	Schedule C – Board of Directors Charter
D1	Schedule D – Audit Committee Charter
E1	Schedule E – Human Resources & Compensation Committee Work Plan
F1	Schedule F – Summary of Nutrien Stock Option Plan
G1	Schedule G – Summary of Nutrien PSU/RSU Plan
H1	Schedule H – Historical Information Relating to Agrium
I1	Schedule I – Summary of Agrium Legacy Incentive Compensation Plans
J1	Schedule J – Historical Information Relating to PotashCorp
K1	Schedule K – Summary of PotashCorp Legacy Incentive Compensation Plans

VOTING INFORMATION

Section One: Voting Information

Voting Shares and Principal Shareholders	WHERE TO FIND IT
Who Can Vote You are entitled to one vote per common share held on June 6,	Voting Shares and Principal Shareholders	1
	Proxies	3
	Other Information	4

2018, the record date. A simple majority of votes (50% plus one vote) cast at the meeting in person or by proxy is required to approve all matters.

Principal Shareholders

As of the record date, to the knowledge of Nutrien’s directors and executive officers, there are no shareholders that beneficially own or control or direct, directly or indirectly, common shares carrying more than 10% of the votes attached to the common shares that may be voted at the meeting.

Outstanding common shares 628,621,451 on June 6, 2018, the record date.

Quorum

A quorum for the transaction of business at the meeting is two shareholders present in person, or a duly appointed proxyholder or representative for such shareholder, together holding or representing by proxy not less than 33% of the votes attached to the common shares that may be voted at the meeting. If a quorum is present at the opening of the meeting, shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting or within a reasonable time thereafter as the shareholders may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

How to Vote

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. You are a non-registered (beneficial) shareholder if the shares you own are registered for you in the name of an intermediary such as a bank, trust company, securities broker or other nominee. You are a registered shareholder if the shares you own are registered directly in your name. You can vote in person or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). Please read these instructions carefully.

	Non-registered (beneficial) shareholders	Registered shareholders
Are you a registered or beneficial shareholder?

Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a non-registered (beneficial) shareholder, so you must follow the instructions from your intermediary to vote.

We have sent you a proxy form with this package. A proxy is a document that authorizes someone else to attend the meeting and vote for you.
If you want to come to the meeting and vote in person

Follow the instructions on the voting instruction form. In most cases, you will simply print your name in the space provided for appointing a proxyholder and return the voting instruction form as instructed by your intermediary. Your intermediary may also allow you to do this online. Do not complete the voting section of the voting instruction form, because you will be voting at the meeting.

Please register with AST Trust Company (Canada) when you arrive at the meeting.

Do not complete the proxy form or return it to us. Simply bring it with you to the meeting. Please register with AST Trust Company (Canada) when you arrive at the meeting.

1

VOTING INFORMATION

	Non-registered (beneficial) shareholders	Registered shareholders
If you do not plan to attend the meeting

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

You can either mark your voting instructions on the proxy form and return it to AST Trust Company (Canada) using one of the methods outlined below or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

AST Trust Company (Canada) must receive your voting instructions from your intermediary by no later than the proxy deadline, which is 4:30 p.m. (Saskatoon time) on Tuesday, July 17, 2018.

The enclosed proxy form tells you how to submit your voting instructions.

AST Trust Company (Canada) must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 4:30 p.m. (Saskatoon time) on Tuesday, July 17, 2018.

You may return your proxy in one of the following ways:

•   by mail, in the envelope provided

•   by fax, to 1-866-781-3111 (toll-free in North America) or 1-416-368-2502 (outside North America)

•   using the internet, at www.astvotemyproxy.com and follow the instructions online

•   by telephone call, 1-888-489-5760 (toll-free in North America) from a touch-tone phone and follow the voice instructions. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

Changing your mind	If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

If you want to revoke your proxy, you must deliver a
signed written notice specifying your instructions to one of the following:

•   our Corporate Secretary, by depositing an instrument in writing at our head office at the following address any time up to July 18, 2018, or if the meeting is adjourned or postponed, up to and including the last business day before the meeting:

Nutrien Ltd.

Suite 500, 122- 1st Avenue South

Saskatoon, SK Canada S7K 7G3

Attention: Corporate Secretary

Email: corporatesecretary@nutrien.com

•   the Chairman of the meeting, before the meeting starts or any adjourned meeting reconvenes.

The instrument in writing can be from you or your attorney, if he or she has your written authorization. If the common shares are owned by a corporation, the instrument in writing must be from its authorized officer or attorney. You can also revoke your proxy in any other way permitted by law.

2

VOTING INFORMATION

  Questions

   If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

Proxies

Persons Making the Solicitation

This solicitation is made on behalf of the Management of the Corporation. In addition to soliciting proxies by mailing this circular, directors, officers, employees and agents of the Corporation may solicit proxies personally, by telephone or by other means of communication. All costs of soliciting, preparing and mailing of the form of proxy (in the form accompanying this circular), notice of meeting and this circular will be borne by us. We are not sending proxy-related materials using notice and access. We will pay for our proxy-related materials to be sent indirectly to all non-registered (beneficial) shareholders.

Voting by Proxy

The persons named in the enclosed proxy are directors and executive officers of the Corporation. You have the right to appoint another person or company (who need not be a shareholder) to represent you at the meeting. To do so, insert the name of that person in the space provided in the proxy and strike out the other names, or complete and submit another appropriate form of proxy, and in either case deposit such proxy with the Corporation at the place and within the time specified below for the deposit of proxies. If you appoint a non-management proxyholder, please make them aware and ensure they will attend the meeting for your vote to count.

Shareholders who want to vote by proxy must ensure that their proxy is returned so that it arrives by 4:30 p.m. (Saskatoon time) on Tuesday, July 17, 2018 or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date at which the meeting is reconvened. The time limit for deposit of proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice, and the Chair of the meeting is under no obligation to accept or reject any particular late proxy.

Additionally, the Corporation may use the Broadridge QuickVote™ service to assist non-registered shareholders with voting their shares. Non-registered shareholders may be contacted by Kingsdale Advisors to conveniently obtain a vote directly over the telephone. Broadridge Financial Solutions then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the Meeting.

Exercise of Discretion by Proxyholder

The persons named in the enclosed proxy must vote or withhold from voting in accordance with your instructions on the proxy and if you specify a choice with respect to any matter to be voted upon, your common shares will be voted accordingly. The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment or postponement thereof,

If you appoint the proxyholders named in the enclosed proxy, but do not tell them how you want to vote your common shares, your shares will be voted:

•   FOR electing each nominated director;

•   FOR re-appointing KPMG LLP, chartered accountants, as auditors of the Corporation;

•   FOR ratifying and approving (i) a stock option plan of the Corporation; and (ii) the grant of stock options made to eligible participants under the stock option plan; and

•   FOR the non-binding advisory vote on our approach to executive compensation.

in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the meeting is routine and whether or not the amendment, variation or other matter that comes before the meeting is contested. The persons named in the enclosed proxy will vote on such matters in accordance with their best judgment. As at the time this circular was printed, the Corporation did not know of any such amendment, variation or other matter.

3

VOTING INFORMATION

  Aboutour Strategic Shareholder Advisor and Proxy Solicitation Agent

  Kingsdale Advisors has been retained by the Corporation as our strategic shareholder advisor and proxy solicitation agent in connection with the solicitation of proxies for the meeting. Kingsdale Advisors will receive a fixed fee of CAD$25,000, plus disbursements and a telephone call fee from the Corporation for its solicitation services. Kingsdale Advisors may also receive additional fees from the Corporation for their other services. The contact information for Kingsdale Advisors is set out on the last page of this circular.

Other Information

Additional Information

Financial information for the Corporation is provided in our financial statements for the period ended December 31, 2017, our business acquisition report dated February 20, 2018 (the “BAR”), Agrium’s financial statements for the year ended December 31, 2017 and management’s discussion and analysis for the year ended December 31, 2017 (“Agrium 2017 MD&A”) and PotashCorp’s financial statements for the year ended December 31, 2017 and management’s discussion and analysis for the year ended December 31, 2017 (“PotashCorp 2017 MD&A”).

Additional information relating to the Corporation is available under Nutrien’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Any shareholder wishing to receive a copy of this circular and our consolidated financial statements (for the period ended December 31, 2017) may do so free of charge by contacting our head office at the following address:

Nutrien Ltd.
Suite 500, 122- 1st Avenue South Saskatoon, SK Canada S7K 7G3
Attention:	Corporate Secretary
Email:	corporatesecretary@nutrien.com

A reference made in this circular to other documents or to information or documents available on a website does not constitute the incorporation by reference into this circular of such other documents or such information or documents available on such website unless otherwise stated.

Currency

Unless otherwise specified, all dollar amounts are expressed in U.S. dollars.

Date of Information

Unless otherwise specified, the information contained in this circular is given as of May 31, 2018.

4

BUSINESS OF THE MEETING

Section Two: Business of the Meeting

Matters to be Voted On

You will be asked to vote on the following items of business:

1.  the election of each director;

2.  the re-appointment of auditors;

3.  the ratification and approval of (i) a stock option plan of the Corporation; and (ii) the grant of stock options made to eligible participants under the stock option plan;

4.  our approach to executive compensation, on a non-binding advisory basis; and

WHERE TO FIND IT
Matters to be Voted On	5
Election of Directors	5
Financial Statements	5
Re-Appointment of Auditors	6
Stock Option Plan and Grant of Stock Options	6
Advisory Vote on Executive Compensation	10

5.	such other business as may properly be brought before the meeting.

Election of Directors

Our articles require us to have between one and 25 directors on our Board. Subject to our articles, the Board is entitled to determine the number of directors from time to time.

Our nominees for election as directors are set out below. Each of the Board’s nominees is currently a member of the Board and is standing for election. If elected, each of the nominees will hold office until the earlier of his or her resignation and our next meeting at which directors are elected unless a director ceases to hold office pursuant to the provisions of the Canada Business Corporations Act.

Christopher M. Burley	Consuelo E. Madere
Maura J. Clark	Charles V. Magro
John W. Estey	Keith G. Martell
David C. Everitt	A. Anne McLellan
Russell K. Girling	Derek G. Pannell
Gerald W. Grandey	Aaron W. Regent
Miranda C. Hubbs	Mayo M. Schmidt
Alice D. Laberge	Jochen E. Tilk

We believe we have a highly qualified group of directors that combine institutional knowledge of the legacy companies with the right mix of skills, perspectives, experience and expertise necessary for proper oversight and effective decision-making. In addition, all of our nominees come from diverse educational and professional backgrounds as detailed in their biographies beginning on page 11.

Shareholders can vote for, or withhold their vote from, each individual nominee. If the director does not receive a majority of votes for, our Director Majority Voting Policy applies.

See “Section Three: Board of Directors and Corporate Governance” for information relating to each of the directors nominated by Nutrien and our Director Majority Voting Policy.

Unless instructed otherwise, persons named in the enclosed proxy will vote FOR the election of all of our nominees as directors.

Financial Statements

Our audited consolidated financial statements as at and for the period ended December 31, 2017 and the auditors’ report for the period ended December 31, 2017 will be placed before the meeting. Copies of the audited consolidated financial statements may be obtained from the Corporate Secretary upon request and will be available at the meeting. The audited consolidated financial statements are available on our website at www.nutrien.com and have been filed with the Canadian Securities Administrators under Nutrien’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.shtml.

5

BUSINESS OF THE MEETING

Re-Appointment of Auditors

KPMG LLP have been one of our auditors since January 1, 2018. Previously, they were the auditors of one of our legacy companies, Agrium, since 1993.

The Board unanimously recommends that the shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as our auditors, to hold office until our next annual meeting. Unless instructed otherwise, the persons named in the enclosed proxy will vote FOR the re-appointment of KPMG LLP.

The Audit Committee has implemented a Pre-Approval Policy for Audit and Non-Audit Services for the pre-approval of services performed by our auditors. The objective of the Policy is to specify the scope of services permitted to be performed by our auditors and to ensure that the independence of our auditors is not compromised through engaging them for other services. Our Audit Committee pre-approves all audit services and all permitted non-audit services provided by our external auditors and reviews on a quarterly basis whether these services affect our external auditors’ independence. All services performed by our auditors to date in 2018 complied with the Pre-Approval Policy for Audit and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

Historically KPMG LLP have served as Agrium’s auditors and Deloitte LLP have served as PotashCorp’s auditors. KPMG LLP and Deloitte LLP were appointed as auditors of the Corporation in January 2018 in connection with the joint audit of the Corporation’s consolidated financial statements for the period ended December 31, 2017 and neither of them billed the Corporation any fees in 2017. Readers are referred to “Schedule H – Historical Information Relating to Agrium” for a summary of the fees billed to Agrium by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2017 and 2016 and “Schedule J – Historical Information Relating to PotashCorp” for a summary of the fees billed to PotashCorp by Deloitte LLP and its affiliates for professional services in each of the years ended December 31, 2017 and 2016.

Stock Option Plan and Grant of Stock Options

On February 20, 2018, the Board, on the recommendation of the HR&C Committee, adopted a stock option plan of the Corporation (the “Stock Option Plan”) and approved the grant of Stock Options to eligible participants under the Stock Option Plan, subject to shareholder ratification and approval as described below. A summary of the Stock Option Plan is attached as “Schedule F – Summary of Nutrien Stock Option Plan”.

Approval of Stock Option Plan

It is currently anticipated that the mix of awards under the Corporation’s long-term incentive compensation program for those key executives who are eligible to participate in the Stock Option Plan will be approximately 50% time-based Stock Options (that are settled in common shares) and 50% PSUs (that are settled in cash). The Board believes that this mix of long-term awards will continue to focus these key executives on long-term value creation and thereby align their interests with those of our shareholders. The Board further believes that the long-term incentive compensation program will support a balanced approach to risk management. For further information about the Corporation’s incentive compensation programs see “Section Four: Executive Compensation”.

The Board believes that the Stock Option Plan conforms to Canadian current good corporate governance practices and investor expectations. Key features of the Stock Option Plan are as follows:

•	The maximum number of common shares reserved and set aside for issuance on the exercise of Stock Options granted or to be granted under the Stock Option Plan is 19,750,000 common shares, representing approximately 3.14% of the issued and outstanding common shares. It is expected that this will support a number of annual award cycles.

•	The maximum number of common shares reserved and set aside for issuance on the exercise or settlement of all of the Corporation’s share-based compensation arrangements (consisting of the Stock Option Plan and certain other share-based legacy plans assumed by the Corporation as described in the table below under the heading, “Share-Based Compensation Plan Dilution Table”) (the “Legacy Share-Settled Plans”) is 30,850,400 common shares, resulting in a total maximum potential dilution level of just less than 5% of the currently issued and outstanding common shares. This is lower than the typical market range among Canadian companies and below the levels recommended by major proxy advisory firms. No further awards may be granted under the Legacy Share-Settled Plans.

•	Non-executive directors are not eligible to participate in the Stock Option Plan.

6

BUSINESS OF THE MEETING

•	The Stock Option Plan provides for double-trigger vesting on a change in control.

•	The Stock Option Plan provides that Stock Options are subject to recoupment.

•	The Stock Option Plan supports the Corporation’s share ownership philosophy.

•	The Stock Option Plan includes provisions relating to the termination of Stock Options on cessation of employment that accord with industry practice and provides for clarity of intent and administrative efficiency.

The Stock Option Plan and the Legacy Share-Settled Plans are the only share-based compensation arrangements of the Corporation providing for the issuance of common shares from treasury of the Corporation for purposes of the TSX rules.

The Stock Option Plan has been conditionally approved by the TSX, subject to shareholder approval.

Approval of Grants Under the Stock Option Plan

When the Stock Option Plan was implemented by the Board on February 20, 2018, the Board approved the grant of a total of 1,875,162 Stock Options to key executives of the Corporation and its affiliates as part of the Corporation’s normal compensation cycle. No Stock Options may be exercised until the Stock Option Plan and the grants made under the Stock Option Plan have been ratified and approved by shareholders as discussed below. The following table summarizes the number of Stock Options granted under the Stock Option Plan:

Recipient of Awards	Stock Options (#)	Exercise Price (U.S.$)	Expiry Date
Key Executives	1,875,162	$44.50	February 20, 2028
Other Employees	Nil	N/A	N/A

7

BUSINESS OF THE MEETING

Share-Based Compensation Plan Dilution Table

The following table sets out the total potential maximum level of dilution under all of the Corporation’s share-based incentive compensation arrangements providing for the issuance of common shares from treasury, based on the number of outstanding common shares of 629,821,451.

	Securities to be issued upon exercise or settlement of outstanding share-based awards(1)

Securities remaining
available for

future issuance

under equity
compensation plans

if the Stock Option

Plan and the fixed
plan maximum of
19,750,000 common

shares is not
approved

(excluding securities
reflected in column
(a))

Securities remaining
available for

future issuance

under equity
compensation plans

if the Stock Option

Plan and the fixed
plan maximum of
19,750,000 common

shares is approved

(excluding securities
reflected in column
(a))

						Maximum securities available for future issuance under equity compensation plans if the Stock Option Plan and the fixed plan maximum of 19,750,000 common shares is approved
	(a)			(b)	(c)	(the total of columns (a), (b) and (c))

Number of Common Shares	Agrium Legacy Share-Settled Plan Approved by Shareholders of Agrium(2)	4,686,372		None	19,750,000	30,850,400

	PotashCorp Legacy Share-Settled Plans Approved by Shareholders of PotashCorp(3)	5,687,442/726,586	(4)

	Total:	11,100,400	(5)

Percentage of Common Shares		1.76%		None	3.14%	4.90%

Notes:

(1)	As part of the Merger, the Corporation assumed the shareholder-approved Legacy Share-Settled Plans and the outstanding awards issued under the Legacy Share-Settled Plans. No further awards may be issued under the Legacy Share-Settled Plans.

(2)	The Agrium Legacy Share-Settled Plan is the Amended and Restated Stock Option and Tandem SAR Plan, as amended and restated effective January 1, 2018. See “Schedule I – Summary of Agrium Legacy Incentive Compensation Plans”.

(3)	The PotashCorp Legacy Share-Settled Plans are (i) the 2016 Long-Term Incentive Plan effective as of May 10, 2016; and (ii) the 2009 Performance Stock Option Plan effective as of January 1, 2009, the 2010 Performance Stock Option Plan effective as of January 1, 2010, the 2011 Performance Stock Option Plan effective as of January 1, 2011, the 2012 Performance Stock Option Plan effective as of January 1, 2012, the 2013 Performance Stock Option Plan effective as of January 1, 2013, the 2014 Performance Stock Option Plan effective as of January 1, 2014, and the 2015 Performance Stock Option Plan effective as of January 1, 2015. See “Schedule K – Summary of PotashCorp Legacy Incentive Compensation Plans”.

(4)	For those 726,586 legacy awards under PotashCorp’s Legacy Share-Settled Plans that are subject to performance vesting criteria, this assumes the maximum payout multiplier of 200% and, for those awards that may be settled in cash or common shares, assumes that those awards are settled in common shares.

(5)	The following information is provided with respect to the Legacy Share-Settled Plans:

	Securities to be issued upon exercise or settlement of outstanding share-based awards		Weighted-average exercise price (U.S.$)		Weighted-average remaining term

Agrium Legacy Share-Settled Plan Approved by Shareholders of Agrium	4,686,372		$43.28		6 years

PotashCorp Legacy Share-Settled Plans Approved by Shareholders of PotashCorp	5,687,442/219,480	(1)	$75.39	(2)	5.22 years

Notes:

(1)	Of this amount, 575,498 Stock Options were outstanding pursuant to the PotashCorp Legacy 2017 LTIP and 219,480 share-settled PSUs (based on the projected outcome of applicable performance conditions in accordance with IFRS) were outstanding pursuant to the PotashCorp Legacy 2016 LTIP and the following number of Stock Options were outstanding under the PotashCorp Legacy Performance Stock Option Plans: 2009 – 455,400 Stock Options, 2010 – 321,720 Stock Options, 2011 – 324,000 Stock Options, 2012 – 464,200 Stock Options, 2013 – 655,720 Stock Options, 2014 – 1,053,708 Stock Options, 2015 – 682,919 Stock Options and 2016 – 1,154,277 Stock Options.

(2)	The weighted-average exercise price of outstanding Stock Options, warrants and rights for Stock Options only as PSUs do not have an exercise price.

8

BUSINESS OF THE MEETING

Burn Rates

The annual burn rates over the last three financial years for common shares granted annually under each Legacy Share-Settled Plan assumed by the Corporation are as set out in the table below. In accordance with the TSX rules, the burn rate is calculated by dividing the number of share-based awards granted under the share-based compensation arrangement during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year, expressed as a percentage:

Annual Burn Rates as at December 31
Share-Settled Compensation Arrangements	2017	2016	2015

Agrium Legacy Share-Settled Plan

Burn Rate	0.38%	0.44%	0.37%

PotashCorp Legacy Share-Settled Plans(1)

Burn Rate	0.18%	0.37%	0.42%

Note:

(1)	Certain awards issued pursuant to PotashCorp’s Legacy Share-Settled Plans are subject to performance multipliers ranging from 0 to 200% of the number of awards granted on the grant date. For purposes of the table above, the performance multiplier is assumed to be 100%. See “Schedule K – Summary of PotashCorp Legacy Incentive Compensation Plans.”

Resolutions to Approve Stock Option Plan and Grants to Executives

The resolutions to ratify and approve the Stock Option Plan and grants made under the Stock Option Plan are set out below:

“RESOLVED as ordinary resolutions of the shareholders that:

1.	the stock option plan of the Corporation (“Stock Option Plan”) as described in the Corporation’s management proxy circular for the annual meeting of shareholders of the Corporation scheduled to be held on July 19, 2018, is hereby ratified and approved, subject to such amendments as may be required in order to satisfy the requirements or requests of any regulatory authority or stock exchange;

2.	a maximum of 19,750,000 common shares are issuable pursuant to the exercise of stock options under the Stock Option Plan;

3.	the grant on February 20, 2018 under the Stock Option Plan of an aggregate of 1,875,162 stock options with an exercise price of $44.50 and expiring on February 20, 2028 to key executives of the Corporation and its affiliates, in each case subject to shareholder ratification and approval, all as described in the Corporation’s management proxy circular for the annual meeting of shareholders of the Corporation scheduled to be held on July 19, 2018, is hereby ratified and approved; and

4.	any one officer of the Corporation be and is hereby authorized to perform all such acts, and to execute and deliver on behalf of the Corporation all such other documents and agreements, which in his or her opinion he or she deems necessary and in the best interest of the Corporation, in order to give effect to the foregoing resolutions.”

The resolutions must be passed, with or without amendment, by not less than a majority of votes cast by shareholders who vote in person or by proxy in respect of the resolutions at the meeting. No shareholders are excluded from voting in respect of the resolutions.

If the Stock Option Plan is approved, all Stock Options granted from and after January 1, 2018 will be granted by the Board pursuant to the Stock Option Plan. If the Stock Option Plan is not approved, the Corporation will not have the ability to grant Stock Options under the Stock Option Plan.

Legacy awards made under the Legacy Share-Settled Plans will continue to vest and be exercised or settled until all Stock Options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), and all other awards under the Legacy Share-Settled Plans are settled, expire or are terminated in accordance with their terms (the last performance cycle ends December 31, 2019), following which the Legacy Share-Settled Plans will terminate.

If the Stock Option Plan or the grants made under the Stock Option Plan are not ratified and approved by shareholders, the Stock Option Plan will terminate and the grants will be cancelled.

9

BUSINESS OF THE MEETING

The Board unanimously recommends that shareholders vote FOR the resolutions to approve the Stock Option Plan and grants to executives. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the resolutions to approve the Stock Option Plan and grants to executives.

Advisory Vote on Executive Compensation

The Board governs executive compensation by means of carefully considered principles, programs and policies, in conjunction with a rigorous compensation decision process. The Board believes it is essential for shareholders to be well informed of the Corporation’s approach to executive compensation and strives to communicate our approach in a manner that is easily understood by shareholders. The Board also believes in shareholder engagement and offers shareholders a non-binding advisory vote on executive compensation as part of the Corporation’s out-reach strategy. Accordingly, the Board has determined to provide shareholders with the opportunity to vote FOR or AGAINST our approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept Nutrien’s approach to executive compensation as described in the Corporation’s management proxy circular for the annual meeting of shareholders of the Corporation scheduled to be held on July 19, 2018.”

This resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance and is in the same form as Agrium’s and PotashCorp’s “Say on Pay” resolution that was approved by shareholders at each company’s 2017 annual shareholders meeting. As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation and, if there is a significant proportion of votes against the “Say on Pay” resolution, the Board will take steps to better understand any shareholder concerns that might have influenced the voting.

The Board unanimously recommends that the shareholders vote FOR the approach to executive compensation as described in this circular. Unless instructed otherwise, the persons named in the enclosed proxy will vote FOR the approach to executive compensation as described in this circular.

10

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Section Three: Board of Directors and

Corporate Governance

About Nutrien’s Nominees

All of our nominees proposed for election to the Board are currently directors of the Corporation. We believe that each nominee will be able to continue to serve as a director. If, for any reason, any nominee is unavailable to serve, the persons named in the enclosed proxy will be able to vote, in their discretion, for any substitute nominee or nominees. Each nominee will hold office until the earlier of his or her resignation and our next meeting at which directors are elected unless a director ceases to hold office pursuant to the provisions of the Canada Business Corporations Act.

Christopher M. Burley Age: 56 Calgary, Alberta, Canada Director Since: 2018 (PotashCorp from 2009 – 2018) Independent Key skills and experience • Finance • Mergers & Acquisitions • Strategy	Committee Membership • Audit Committee • CG&N Committee Current Public Company Directorships • WestJet Airlines Ltd., a Canadian airline (TSX)

CHRISTOPHER M. BURLEY, B.Sc. (Geophysics), M.B.A., ICD.D. Mr. Burley is a Corporate Director and former Managing Director and Vice Chairman of Energy for Merrill Lynch Canada Inc., an investment banking firm. He has over two decades of experience in the investment banking industry. He is the Vice Chairman and a director of WestJet Airlines Ltd. and a former non-executive Chairman of the board of directors of Parallel Energy Inc. Mr. Burley is a graduate of the institute of Corporate Directors’ Education Program.(1)

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
32,000	11,269	✓	$2,191,575	18.26

Maura J. Clark

Age: 59

New York, New York, United States

Director Since: 2018

(Agrium from 2016 – 2018)

Independent

Key skills and experience

• Finance

• Mergers & Acquisitions

• International Business Experience

Committee Membership • Audit Committee (Chair) • HR&C Committee Current Public Company Directorships • Fortis Inc., a North American electric and gas utility company (TSX)

MAURA J. CLARK, B.A. (Economics), CPA. Ms. Clark is a Corporate Director and the former President of Direct Energy Business, the commercial and industry energy business unit of Direct Energy L.P., a North American energy and energy-related services provider from 2007 to 2014. Previously Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark holds a Bachelor of Arts degree from Queen’s University and a Chartered Professional Accountant designation.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
2,230	6,580	✓	$446,227	3.72

11

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

John W. Estey Age: 67 Glenview, Illinois, United States Director Since: 2018 (PotashCorp from 2003 – 2018) Independent Key skills and experience • Operations • Human Resources • Strategy	Committee Membership • HR&C Committee • SHE+S Committee (Chair) Current Public Company Directorships • None

JOHN W. ESTEY, B.Sc. (Engineering), M.B.A. Mr. Estey is the Chairman of S&C Electric Company, a global provider of equipment and services for electric power systems. He is a director of Southwire Company and the American Writers Museum as well as a member of the Board of Trustees of the Alder Planetarium & Astronomy Museum. Mr. Estey has a Bachelor of Science degree in engineering from Queen’s University and a Master of Business Administration from the University of Chicago.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
18,380	47,775	✓	$3,350,751	27.92

David C. Everitt

Age: 65

Marco Island, Florida, United States

Director Since: 2018

(Agrium from 2013 – 2018)

Independent

Key skills and experience

•  Innovation/Technology & Security (including Cyber
Security)

•  Retail Business Experience

•  Agri-Business Experience

Committee Membership

• Audit Committee

• HR&C Committee

Current Public Company Directorships

•   Harsco Corporation, a worldwide industrial company (NYSE)

•   Brunswick Corporation, a worldwide manufacturing company (NYSE)

•   Allison Transmission Holdings, Inc., a worldwide manufacturing company
(NYSE)

DAVID C. EVERITT, B.Sc. (Engineering). Mr. Everitt is a Corporate Director and former interim chief executive officer of Harsco Corporation, a worldwide industrial company. Mr. Everitt is the former President, Agriculture and Turf Division – North America, Asia, Australia, and Sub-Saharan and South Africa, and Global Tractor and Turf Products of Deere & Company, a farm equipment manufacturer. Mr. Everitt also serves on the Board of the National Business Aviation Association located in Washington, D.C. and the Board of Directors of the Kansas State University Foundation.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
6,402	17,724	✓	$1,221,982	10.18

Russell K. Girling

Age: 55

Calgary, Alberta, Canada

Director Since: 2018

(Agrium from 2006 – 2018)

Independent

Key skills and experience

• Mining, Energy & Exploration

• Distribution

• Public Policy & External Relations

Committee Membership • Audit Committee • CG&N Committee Current Public Company Directorships • TransCanada Corporation, a diversified energy and pipeline company (TSX, NYSE)

RUSSELL K. GIRLING, B.Comm., M.B.A. (Finance), ICD.D. Mr. Girling has been the President and Chief Executive Officer of TransCanada Corporation and TransCanada PipeLines Limited since July 1, 2010. Mr. Girling is a member of the Canadian Council of Chief Executives, U.S. National Petroleum Council, the U.S. Business Roundtable and a member of the Board of Directors of the American Petroleum Institute and the Business Council of Canada. Mr. Girling has a Bachelor of Commerce degree and a Master of Business Administration in Finance from the University of Calgary.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
13,780	87,790	✓	$5,144,521	42.87

12

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Gerald W. Grandey

Age: 71

Saskatoon, Saskatchewan, Canada

Director Since: 2018

(PotashCorp from 2011 – 2018)

Independent

Key skills and experience

• Mining, Energy & Exploration

• Operations

• International Business Experience

Committee Membership • HR&C Committee • SHE+S Committee Current Public Company Directorships • Rare Element Resources Ltd., a mineral resource company (OTC)

GERALD W. GRANDEY, B.Sc. (Geophysical Engineering), J.D. Mr. Grandey was formerly Chief Executive Officer and a board member of Saskatoon-based Cameco Corporation. He is Chair of Rare Element Resources Ltd., Chairman Emeritus of the World Nuclear Association and a member of the Canadian Mining Hall of Fame. He also serves on the Dean’s Advisory Council of the University of Saskatchewan’s Edwards School of Business, the Board of Governors of the Colorado School of Mines Foundation and the Advisory Board of Kreos Aviation. He was formerly a director of Canadian Oil Sands Limited.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
8,680	18,853	✓	$1,394,546	11.62

Miranda C. Hubbs

Age: 51

Toronto, Ontario, Canada

Director Since: 2018

(Agrium from 2016 – 2018)

Independent

Key skills and experience

• Finance

• Mergers & Acquisitions

• International Business Experience

Committee Membership • CG&N Committee • SHE+S Committee Current Public Company Directorships • None

MIRANDA C. HUBBS, B.Sc. (Biology), M.B.A., CFA. Ms. Hubbs is a Corporate Director and the former Executive Vice President and Managing Director of McLean Budden Limited, one of Canada’s largest institutional asset managers, from 2002 to 2011. Ms. Hubbs also serves as a director of the Canadian Red Cross and PSP Investments and has served as a director of Spectra Energy Corp. Ms. Hubbs is a CFA charterholder and a National Association of Corporate Directors (NACD) Governance Fellow. She received a B.Sc. from Western University and a Master of Business Administration from Schulich School of Business, York University.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
5,000	12,924	✓	$907,851	7.57

Alice D. Laberge

Age: 62

Vancouver, British Columbia, Canada

Director Since: 2018

(PotashCorp from 2003 – 2018)

Independent

Key skills and experience

•   Finance

•   Human Resources

•   Innovation/Technology & Security (including Cyber
Security)

Committee Membership

• Audit Committee

• CG&N Committee

Current Public Company Directorships

• Royal Bank of Canada, a global financial services provider (TSX, NYSE)

• Russel Metals Inc., a North American metal distribution company (TSX)

ALICE D. LABERGE, B.Sc. (Speech Path. & Aud.), M.B.A. Ms. Laberge is a Corporate Director and the former President and Chief Executive Officer of Fincentric Corporation, a global provider of software solutions to financial institutions. She was previously Senior Vice President and Chief Financial Officer of MacMillan Bloedel Ltd. She is a director of the Royal Bank of Canada, Russel Metals Inc., the Canadian Public Accountability Board and the B.C. Cancer Foundation and has served as a director of Silverbirch Holdings, Delta Hotels Ltd. and Catalyst Paper Corporation. Ms. Laberge is a member of the Board of Governors of the University of British Columbia. She is a Fellow of the Institute of Corporate Directors.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
6,800	35,116	✓	$2,123,045	17.69

13

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Consuelo E. Madere

Age: 57

Destin, Florida, United States

Director Since: 2018

(PotashCorp from 2014 – 2018)

Independent

Key skills and experience

• Agri-Business Experience

• International Business Experience

• Retail Business Experience

Committee Membership

• CG&N Committee

• SHE+S Committee

Current Public Company Directorships

• Lindsay Corporation, an irrigation, transportation and industrial solution company (NYSE)

• S&W Seed Company, an Alfalfa, Sorghum, Sunflower & Stevia breeding, production and processing company (NASDAQ)

CONSUELO E. MADERE, B.Sc. (Chemical Engineering), M.B.A. Ms. Madere is the President and Founder of Proven Leader Advisory, LLC, a management consulting and executive coaching firm. She is a former executive officer of Monsanto Company, a leading global provider of agricultural products and retired as Monsanto’s Vice President, Global Vegetables and Asia Commercial. Ms. Madere is a member of the Latin Corporate Directors Association as well as the Hispanic Association on Corporate Responsibility and serves on the Dean’s Advisory Council of the Louisiana State University Honors College. Ms. Madere is a National Association of Corporate Directors (NACD) Governance Fellow and holds the Carnegie - Melon NACD Cyber Certification.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
6,600	6,276	✓	$652,169	5.43

Chuck V. Magro Age: 48 DeWinton, Alberta, Canada Director Since: 2018 (Agrium from 2013 – 2018) Non-Independent Key skills and experience • Mergers & Acquisitions • Strategy • Operations	Current Public Company Directorships • None

CHUCK V. MAGRO, B.Sc. (Chemistry), M.B.A. Mr. Magro joined Agrium in November 2009 as Vice President, Manufacturing following an extensive career with Nova Chemicals, a major petrochemical manufacturer, most recently as Vice President, Investor Relations between 2007 and 2009. Mr. Magro was promoted to various executive positions during his tenure with Agrium and was appointed President & Chief Executive Officer of Agrium on January 1, 2014. Mr. Magro was appointed President & Chief Executive Officer of Nutrien on June 2, 2017.

Mr. Magro is a director of each of Canpotex Limited (a potash export company), the International Fertilizer Association (IFA) and the International Plant Nutrition Institute (IPNI), and Chair of each of The Fertilizer Institute (TFI) and Nutrients for Life Foundation (NFLF).

DIRECTORS’ EQUITY OWNERSHIP INTEREST
N/A. For details regarding Mr. Magro’s equity ownership, see “Section Four: Executive Compensation – Equity Ownership”.

Keith G. Martell

Age: 55

Saskatoon, Saskatchewan, Canada

Director Since: 2018

(PotashCorp from 2007 – 2018)

Independent

Key skills and experience

• Finance

• Public Policy & External Relations

• Human Resources

Committee Membership • Audit Committee • HR&C Committee (Chair) Current Public Company Directorships • None

KEITH G. MARTELL, B. Comm, CPA, CA. Mr. Martell is Chief Executive Officer and a Director of First Nations Bank of Canada, a Canadian chartered bank primarily focused on providing financial services to the First Nations marketplace. He is a Chartered Professional Accountant, formerly with KPMG LLP. He is a director of River Cree Enterprises Ltd., is a trustee of the National Indian Brotherhood Trust, serves on the Dean’s Advisory Council of the University of Saskatchewan’s Edwards School of Business and is a trustee of Primrose Lake Trust. Mr. Martell is a former director of the Canadian Chamber of Commerce, Public Sector Pension Investment Board of Canada and The North West Company Inc., and a former trustee of the North West Company Fund.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
4,300	20,641	✓	$1,263,262	10.53

14

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

A. Anne McLellan

Age: 67

Edmonton, Alberta, Canada

Director Since: 2018

(Agrium from 2006 – 2018)

Independent

Key skills and experience

• Public Policy & External Relations

• International Business Experience

• Human Resources

Committee Membership • HR&C Committee • SHE+S Committee Current Public Company Directorships • Cameco Corporation, a uranium company (TSX, NYSE)

ANNE MCLELLAN, B.A., LL.B., LL.M, ICD.D. Ms. McLellan is a Corporate Director and a Senior Advisor with Bennett Jones LLP (a Canadian law firm). Ms. McLellan is a former four-term Member of Parliament for Edmonton Centre from October 25, 1993 to January 23, 2006. She served as Deputy Prime Minister from December 2003 to January 2006 and throughout her career has held numerous ministerial posts. Ms. McLellan holds a Bachelor of Arts and a Bachelor of Laws degree from Dalhousie University and a Masters of Law degree from King’s College, University of London.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
446	53,854	✓	$2,750,295	22.92

Derek G. Pannell

Age: 71

Saint John, New Brunswick, Canada

Director Since: 2018

(Agrium from 2008 – 2018)

Independent

Key skills and experience

• Mergers & Acquisitions

• Distribution

• Mining, Energy & Exploration

Committee Membership

• Independent Lead Director

• Audit Committee

• HR&C Committee

Current Public Company Directorships

• Brookfield Infrastructure Partners Limited, the general partner of Brookfield Infrastructure Partners L.P., an infrastructure asset operating company (TSX, NYSE)

DEREK G. PANNELL, B.Sc. (Engineering), P. Eng., FCAE. Mr. Pannell is a Corporate Director and the Board Chair of Brookfield Infrastructure Partners Limited (an asset management company). He was President and Chief Executive Officer of Noranda Inc. and Falconbridge Limited from 2001 to August 2006 and Vice President, Operations of Compania Minera Antamina from 1998 to 2001. Mr. Pannell is a graduate of Imperial College in London, England and the Royal School of Mines, London, England (ARSM) and an engineer registered in Québec and Peru. He also serves as a Commissioner on the Board of Commissioners of Saint John Energy in Saint John, New Brunswick.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
25,028	54,892	✓	$4,047,948	33.73

Aaron W. Regent

Age: 52

Toronto, Ontario, Canada

Director Since: 2018

(PotashCorp from 2015 – 2018)

Independent

Key skills and experience

• Mining, Energy & Exploration

• Finance

• International Business Experience

Committee Membership • Audit Committee • HR&C Committee Current Public Company Directorships • The Bank of Nova Scotia, a global financial services provider (TSX, NYSE)

AARON W. REGENT, B.A., FCPA, FCA. Mr. Regent is the Founding Partner of Magris Resources Inc., a private equity firm specializing in the mining sector, and Chairman and Chief Executive Officer of Niobec Inc., a niobium mining company. He was previously President and Chief Executive Officer of Barrick Gold Corporation, the world’s leading gold producer. Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a member of CPA Ontario.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
15,920	12,744	✓	$1,451,832	12.10

15

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Mayo M. Schmidt

Age: 60

Toronto, Ontario, Canada

Director Since: 2018

(Agrium from 2013 – 2018)

Independent

Key skills and experience

• Agri-Business Experience

• Retail Business Experience

• Distribution

Committee Membership • CG&N Committee (Chair) • SHE+S Committee Current Public Company Directorships • Hydro One Limited, an electricity transmission and distribution company (TSX)

MAYO M. SCHMIDT, B.B.A. Mr. Schmidt is a Corporate Director and the President and Chief Executive Officer of Hydro One Limited, an electricity transmission and distribution company. Previously Mr. Schmidt was a Director and the President and Chief Executive Officer of Viterra Inc., a global agri-business company, from 2000 until 2012. Mr. Schmidt holds a Bachelor of Business Administration and an Honorary Doctorate of Commerce degree from Washburn University of Kansas, and is a member of Washburn University’s Board of Trustees and the Lincoln Society.(4)

DIRECTORS’ EQUITY OWNERSHIP INTEREST
Equity Ownership as at May 31, 2018		Ownership Guideline Compliance	Directors’ Equity Amount (U.S.$)(2)	Equity Multiple of Annual Retainer(3)
Common Shares	Nutrien DSUs
3,548	19,346	✓	$1,159,581	9.66

Jochen E. Tilk

Age: 54

Saskatoon, Saskatchewan, Canada

Director Since: 2018

(PotashCorp from 2014 – 2018)

Non-Independent

Key skills and experience

• Mergers & Acquisitions

• International Business Experience

• Public Policy & External Relations

Current Public Company Directorships • None

JOCHEN E. TILK, M. Eng. Mr. Tilk is the Executive Chair of Nutrien, and the former President and Chief Executive Officer of PotashCorp. Prior to joining PotashCorp, Mr. Tilk was President and Chief Executive Officer of Inmet Mining Corporation (2009-2013), a Canadian metals company with operations and projects in numerous countries around the world. He is director of both The Fertilizer Institute and the International Fertilizer Association, is a member of the Business Council of Canada and the C.D. Howe Institute and the Chair of the board of directors of Canpotex Limited.

DIRECTORS’ EQUITY OWNERSHIP INTEREST
N/A. For details regarding Mr. Tilk’s equity ownership, see “Section Four: Executive Compensation – Equity Ownership”.

Notes:

(1)	Mr. Burley was a director of Parallel Energy Inc., administrator of Parallel Energy Trust (“Parallel Energy”). On or about November 9, 2015, Parallel Energy and its affiliates filed applications for protection under the Companies’ Creditors Arrangement Act (the “CCAA”) and voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code. Mr. Burley resigned from the board of directors of Parallel Energy Inc. on March 1, 2016. The Canadian entities of Parallel Energy each filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act on March 3, 2016. In 2015, securities regulators for the Provinces of Alberta, British Columbia, Manitoba, Ontario, Quebec, Saskatchewan and New Brunswick issued cease trade orders in relation to the securities of Parallel Energy for the failure by Parallel Energy to timely file financial statements as well as related continuous disclosure documents. Such cease trade orders continue to be in effect. The TSX delisted the trust units and debentures of Parallel Energy at the close of business on December 11, 2015.

(2)	The Directors’ Equity Amount is calculated as of May 31, 2018 based on the closing price of the common shares on the NYSE of U.S.$50.65 on May 31, 2018.

(3)	The Equity Multiple of Annual Retainer is calculated by dividing the Directors’ Equity Amount by the amount of the annual cash retainer, being $120,000 for all directors. Non-executive directors are required to maintain a minimum equity ownership in Nutrien equal in value to five times the value of his or her annual cash retainer ($600,000) within five years of joining the Board.

(4)	In May 2004, Saskatchewan Wheat Pool Inc. (“SWP”), the predecessor of Viterra, disposed of its hog operations, which had been carried on through certain of its subsidiaries, through a court-supervised process under the Companies’ Creditors Arrangement Act (Canada). On April 12, 2005, the Saskatchewan Financial Services Commission issued a cease trade order against four of these subsidiaries of SWP for failing to file the required annual continuous disclosure documents. The cease trade order was revoked on October 18, 2010 pursuant to Viterra’s application to effect a reorganization of the entities in question. Mr. Schmidt served as an officer and/or director of these entities.

16

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Director Compensation Program

Philosophy and Objectives

Nutrien’s Board of Directors is composed of Chuck V. Magro, our President & CEO, Jochen E. Tilk, our Executive Chair, and 14 non-executive (independent) directors, comprised of seven who were on the board of Agrium and seven who were on the board of PotashCorp.

Nutrien’s director compensation program is designed to:

•	attract and retain individuals with necessary experience and abilities;

•	provide appropriate compensation to reflect the responsibilities, commitments and risks that accompany Board membership; and

•	align the interests of non-executive directors with those of shareholders, by requiring our non-executive directors to maintain a significant equity ownership in Nutrien.

Director compensation is paid in the form of an annual retainer, payable in cash and deferred share units (“Nutrien DSUs”), under the Nutrien DSU Plan. The director compensation program is distinct from the executive compensation program and non-executive directors are not eligible to receive pensions, benefits or perquisites or to participate in the Corporation’s performance-based annual or long-term incentive programs.

The CG&N Committee annually reviews director compensation using the same peer group as used to benchmark executive compensation, based on advice of its independent compensation consultant, Willis Towers Watson (“Towers Watson”). Director compensation is generally targeted near the median of our Compensation Peer Group. See “Section Four: Executive Compensation – Compensation Discussion & Analysis – Compensation Framework – Compensation Peer Group” for more information about our Compensation Peer Group.

Fees and Retainers

Non-executive director compensation is comprised of an annual retainer payable in cash and Nutrien DSUs. The compensation arrangements for non-executive directors in 2018 is as follows:

Type of Fee	Amount (U.S.$)
ANNUAL RETAINER
Board Member Annual Retainer(1)	$240,000
Additional Annual Retainer for Lead Director	$60,000	Our Chief Executive Officer and Executive Chair are not entitled to additional compensation for performance of director duties.
Committee Annual Retainer	$10,000
Committee Chair Annual Retainer (except Audit and HR&C Committee Chairs)	$15,000
Audit and HR&C Committee Chair Annual Retainer	$20,000
Travel Allowance(2)	$1,000

Notes:

(1)	The annual retainer is comprised of $120,000 in cash and $120,000 in Nutrien DSUs. The Board has determined that a minimum of 50% of the Board member annual retainer must be taken in Nutrien DSUs until such time as a director has met his or her equity ownership requirement. Once a director has met his or her equity ownership requirement, the minimum percentage of the Board member annual retainer required to be taken in Nutrien DSUs will be reduced to 25%. Board members may choose to take a greater percentage of their Board member annual retainer in the form of Nutrien DSUs.

(2)	A travel allowance of U.S.$1,000 is paid to each non-executive director who travels out of his or her province or state of residence to a meeting site.

Directors’ Equity Ownership Requirements

All non-executive directors are expected to hold five times their annual cash retainer ($600,000) in common shares and/or Nutrien DSUs within five years of joining the Board. In determining compliance with these equity ownership standards, the value of the equity ownership (common shares/Nutrien DSUs) will be assessed by reference to the higher of (i) the original common share (or Nutrien DSU) purchase/issuance price, and (ii) the value of the common share (or Nutrien DSU). All of our non-executive directors are in compliance with their directors’ equity ownership requirements. See the director nominee biographies beginning on page 11 for the equity ownership interests of each of the directors nominated by Nutrien.

17

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

2017 Summary of Director Compensation

Readers are referred to “Schedule H – Historical Information Relating to Agrium” and “Schedule J – Historical Information Relating to PotashCorp” for a summary of the compensation earned by the Corporation’s non-executive directors in respect of services provided to each of Agrium and PotashCorp, respectively during 2017. Compensation information for directors who served as directors of Agrium and PotashCorp prior to the Merger but who were not appointed as directors of the Corporation can also be found in Schedule H and Schedule J, respectively. Neither Messrs. Magro nor Tilk received compensation from Agrium or PotashCorp for board service in 2017.

Nutrien DSU Plan

Nutrien DSUs are notional units that have the same value as common shares, and therefore have the same upside and downside risk. The Nutrien DSU Plan serves to align the interests of non-executive directors with those of shareholders. Directors can redeem their Nutrien DSUs for cash only when they leave the Board. Their redemption value is equal to the market value of our common shares at the time of redemption. Nutrien DSUs earn dividend equivalents in the form of additional Nutrien DSUs at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights. Director compensation delivered in the form of Nutrien DSUs also helps non-executive directors meet their mandatory equity ownership requirement under our Corporate Governance Framework.

The following is a summary of the Nutrien DSU Plan:

Eligible Participants

The Nutrien DSU Plan:

•   authorizes the Board to grant such number of Nutrien DSUs to non-executive directors as it may determine; and

•   allows non-executive directors to elect to receive a portion of their remuneration in the form of Nutrien DSUs, over and above the minimum set by the Board.

Credit to DSU Account

•   Nutrien DSUs granted to a non-executive director are credited into his or her DSU account.

•   For the portion of a director’s remuneration elected to be received in the form of Nutrien DSUs, the number of Nutrien DSUs to be issued is calculated by dividing the electing director’s portion of the remuneration by the average closing price of the common shares on the NYSE on the 10 trading days prior to the date such cash portion is converted into Nutrien DSUs (generally, the last business day of each quarter).

•   Whenever cash dividends are paid on the common shares, equivalent Nutrien DSUs are credited to holders.

Vesting	• Nutrien DSUs fully vest upon grant.
Redemption

•   Payouts of Nutrien DSUs are made after the date on which the holder ceases to be a director of the Corporation for any reason including retirement or death.

•   Nutrien DSU payouts are equal to the market value of the redeemed Nutrien DSUs on the date of redemption elected by the director or mandated by the Nutrien DSU Plan (less withholdings).

Readers are referred to:

•	“Schedule H – Historical Information Relating to Agrium – Section One: Agrium Director Compensation – Agrium 2017 Summary of Director Compensation – Outstanding Agrium DSUs” and “Agrium DSU Awards – Value Vested or Redeemable During the Year”; and

•	“Schedule J – Historical Information Relating to PotashCorp – Section One: PotashCorp Director Compensation – PotashCorp 2017 Summary of Director Compensation.”

Our Corporate Governance

We are committed to setting the “tone from the top” to create a culture of integrity throughout the organization by engraining good corporate governance systems and principles in our business operations and culture. We believe that this plays an important role in our long term success.

18

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Merger created an opportunity for the Board and Management to refresh its corporate governance practices, taking into account the corporate governance practices of the legacy companies and evolving current good corporate governance practices. The Board implemented a variety of policies and programs into Nutrien’s corporate governance framework, including a Code of Ethics, Disclosure Policy, Securities Trading Policy, Board Diversity Policy and Corporate Governance Framework. See the governance section of Nutrien’s website www.nutrien.com for more information.

Some of the highlights of our corporate governance practices are as follows:

Corporate Governance

✓  14 non-executive director nominees

✓  Separate Chair and CEO

✓  Lead Director

✓  Strong risk oversight

✓  Board Diversity Policy

✓  All Committees independent

✓  Board, Committee and director evaluations annually

✓  Board orientation and education program

✓  Code of Ethics

✓  Supplier Code of Conduct

✓  In camera sessions at every Board and Committee meeting

✓  Audit Committee whistleblower procedures

✓  Written Position Descriptions for, among others, the President & CEO, the Executive Chair, the Lead Director and the Chair of each Committee

Shareholder Rights

✓  Annual election of directors

✓  Individual director elections

✓  Directors Majority Voting Policy

✓  Active shareholder engagement

✓  Advisory vote on “say on pay”

✓  Advance Notice By-Law

Compensation Governance

✓  Independent advice

✓  Recoupment Policy

✓  Prohibition on hedging

✓  Director equity ownership requirement of 5x the annual cash retainer

✓  Double-trigger change in control provisions

✓  Executive equity ownership requirements:

-  5x base salary (President & CEO and Executive Chair)

-  2-3x base salary (Executive Vice Presidents)

-  1x base salary (Selected Vice Presidents)

Our Board

The Board’s Charter (attached as “Schedule C – Board of Directors Charter”) provides that the Board is responsible for the stewardship of the Corporation and the oversight of Management and the activities of the Corporation. The Board’s principal duties include overseeing and approving the Corporation’s business strategy and strategic planning process as well as approving policies, procedures and systems for implementing strategy and managing risk.

The Board exercises its duties directly and through its Committees. The Board has four standing committees: the Audit Committee, the CG&N Committee, the SHE+S Committee and the HR&C Committee. For further information about our Board Committees, see “Section Three: Board Directors and Corporate Governance – Our Board – Committees of the Board of Directors”.

Board and Senior Leadership Structure

Current

In connection with the Merger, the Board separated the positions of President & Chief Executive Officer and Executive Chair. Currently, Chuck Magro, the former President & Chief Executive Officer of Agrium, serves as our President & Chief Executive Officer. Jochen Tilk, the former President and Chief Executive Officer of PotashCorp, serves as our Executive Chair.

The Board believes that at the present time the separation of these positions enhances the Corporation’s overall senior leadership structure. Both Mr. Magro and Mr. Tilk have specific experience and expertise about the business and operations of the legacy company where they served as Chief Executive Officer.

19

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Now, as President & CEO of Nutrien, Mr. Magro has executive accountability for the business of the Corporation, including the financial affairs, ongoing operation and performance of the Corporation. As Executive Chair, Mr. Tilk now has specific executive accountability for the development of the Corporation’s overall strategy. Mr. Tilk is also responsible for leading the Board, in consultation with the Lead Director, and is responsible for setting a forward-looking board agenda focused on strategic matters, taking into account the issues and concerns of the Board. Both Mr. Tilk and Mr. Magro sit on the Board as non-independent directors by reason of their both being executive officers of the Corporation, and are jointly accountable to the Board for attaining synergies from the Merger and integrating employee teams and operations, each reporting directly to the Board.

In order to give a significant voice to our non-executive directors and to reinforce effective, independent leadership on the Board, the Board appointed Mr. Pannell as Lead Director on January 1, 2018, taking into account his demonstrated leadership skills and experience. The Lead Director is responsible for seeing that the Board functions effectively and independently of Management and other non-management directors and supports the Executive Chair in setting a forward-looking board agenda focused on strategic matters, taking into account the issues and concerns of all Board members. The Board has established a policy that the independent directors will meet separately at all meetings without any members of Management present. Likewise, each Committee meets separately without Management present at each regularly scheduled meeting of the Committee.

At the present time, half of the Board is comprised of former directors of Agrium and half is comprised of former directors of PotashCorp. The Board believes that this continues the institutional knowledge of the two legacy companies and provides the balanced perspective that is critical to driving synergies.

Future

To facilitate a successful integration process following the merger of equals between Agrium and PotashCorp, Nutrien settled on a board size and structure that provides the continuity and experience necessary for a successful integration during the initial transition period. The Board is mindful of its responsibility to look to the future and to lead in the areas of good governance and synergy attainment. The Board believes that by the 2019 annual meeting of shareholders, which is expected to be held in the first half of 2019, the benefits of maintaining the current Board size and structure will have been achieved. At that time there will be an opportunity to make changes consistent with the evolving state of the organization.

Specifically, the Board and its Executive Chair have agreed on a plan to reduce the board size from 16 to 12 and to eliminate the Executive Chair structure following the 2019 annual meeting of shareholders (assuming all directors are re-elected at the 2018 meeting). Mr. Pannell and Mr. Grandey will both reach the retirement age of 72 prior to the 2019 annual meeting of shareholders and will not stand for re-election to the Board. Mr. Tilk will step down as a director of the Corporation and Executive Chair at the 2019 annual meeting of shareholders. Mr. Tilk will receive all benefits and compensation to which he is entitled for a termination for Good Reason following a Change in Control pursuant to the terms of his employment agreement. It is anticipated that one additional director, still to be determined, will not stand for re-election to the Board at the 2019 annual meeting of shareholders, thereby resulting in an overall board size of 12. The Board will engage in a process to select and nominate an independent Board Chair to serve after the 2019 annual meeting of shareholders.

Board Independence

Independence of directors is assessed annually. The Board has determined that all of the proposed nominees, with the exception of Messrs. Magro and Tilk, are “independent” for the purposes of the Framework, the NYSE Listing Standards and the CSA Rules. For the above purposes, “independent” means the director does not have a material relationship (direct or indirect) that could, in the view of the Board, be reasonably expected to interfere with the director’s independent judgment. This definition meets or exceeds the independence criteria set out in the Framework, the NYSE Listing Standards and the CSA Rules.	87% of our nominated directors are independent. Chuck Magro and Jochen Tilk are the only non-independent directors due to their position as President & CEO and Executive Chair, respectively.

The foregoing is described in detail in the Framework, which you can find on our website.

Majority Voting Policy

Under Nutrien’s Director Majority Voting Policy, a director standing for election or re-election who does not receive the support of a majority of the votes cast at a meeting must immediately tender his or her resignation to the Lead Director, to

20

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

be effective upon acceptance by the Board. The CG&N Committee then recommends to the Board whether to accept or reject the resignation, and absent exceptional circumstances the Board will accept the resignation. The Board will make its decision within 90 days following the shareholders’ meeting and will promptly announce its decision in a press release, including the reasons for rejecting the resignation, if applicable. The nominee will not participate in the decision to accept or reject the resignation. This policy can be found on our website under “Governance” at www.nutrien.com.

This policy does not apply in circumstances involving contested director elections. Pursuant to the policies of the TSX, a “contested meeting” is defined as a meeting at which the number of directors nominated for election is greater than the number of seats available on the Board.

Board Interlocks and Overboarding

Under the terms of the Framework, a board interlock arises when two of the Corporation’s directors also serve together on the board of another public company. As of the date of this circular, there are no board interlocks among Board members.

The Framework also includes Nutrien’s policy on overboarding.

Board and Committee Attendance

Readers are referred to “Schedule H – Historical Information Relating to Agrium – Section One: Agrium Director Compensation – Agrium Board and Committee Attendance” and “Schedule J – Historical Information Relating to PotashCorp – Section One: PotashCorp Director Compensation – PotashCorp Board and Committee Attendance” for details regarding attendance at board and committee meetings held by Agrium and PotashCorp during 2017.

Board Orientation and Continuing Education

It is imperative that directors understand our business, including the size, complexity and risk profile of the Corporation, and stay current with corporate governance, regulatory, industry and other key issues to be effective members of our Board. The CG&N Committee is responsible for the orientation and continuing education of directors.

Our orientation program helps new directors increase their understanding of their responsibilities and the Corporation’s operations as quickly as possible, so they can be fully engaged and contribute to the Board and Committees in a meaningful way. The orientation program is tailored to the skills, experience, education, knowledge and needs of each new director and consists of a combination of written materials, one-on-one meetings with senior management, site visits and other briefings and training as appropriate. Current directors may also participate to augment their knowledge or to re-familiarize themselves with the Corporation’s facilities through the site visits. As part of the orientation program, the Code is reviewed and affirmed.

Over the course of 2017 and 2018, our director nominees continued to advance their knowledge of our business, industry, regulatory environment, as well as other topical areas of interest to enhance their effectiveness as directors and stewards of the Corporation.

Board Performance Evaluation

It is intended that the CG&N Committee will conduct an annual evaluation of our Board, the Board Chair, the Lead Director, each of the Board Committees, and each of the Committee Chairs, usually with the assistance of an external corporate governance consultant. The full Board will use the results to assess the Board overall, the composition of each Board Committee and its effectiveness and efficiency, and each director’s expertise in order to identify any gaps in performance, skills or experience.

In light of the fact that the Board has only been recently constituted, it is intended that the Lead Director, with the support of the CG&N Committee, will conduct an evaluation of the Board prior to the end of this year.

Board Tenure

Nutrien’s practices do not limit the time a director can serve on the Board. While director term limits can assist boards in gaining fresh perspectives, imposing director term limits may also mean that boards lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of the business. The average tenure of the 14 nominee directors is 8 1⁄2 years taking into account each director’s service to the legacy company on which he or she served.

21

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board believes, and as has been previously demonstrated by both PotashCorp and Agrium, that there are a number of mechanisms of ensuring Board renewal without implementing director term limits. These include the use of Board performance evaluations, mandatory retirement policies for directors, the identification of skills needed on the Board and succession planning. The Board has a director retirement policy that provides that a director shall not normally be nominated for election at the annual meeting of shareholders next held following the date on which he or she attains the age of 72 years.

Board Competencies

In evaluating nominees for membership on the Board, our CG&N Committee expects every director of the Corporation to possess the following core qualities and competencies: integrity, ethical behaviour and independent mindedness, as well as, leadership competencies related to corporate governance, leading growth, risk management and corporate social responsibility.

In addition to the foregoing core competencies, Nutrien looks for the following skills and experience specific to the Corporation’s strategy and business operations to be represented on the Board:

Skills and Experience – Definitions

•   Former/Current Chief Executive Officer or Chief Financial Officer – Experience as a chief executive officer or chief financial officer or similar position for a large organization

•   Agri-Business Experience – Agricultural experience related to markets, regulatory and business environments

•   Distribution – Logistics, transportation and distribution experience

•   Finance – Experience as a professional accountant, corporate controller, investment banker or financial professional with respect to a financial or treasury function with an understanding of and responsibility for financial transactions and corporate finance

•   Human Resources – Experience in leadership continuity, succession planning, compensation programs and management of compensation-related risks

•   Innovation/Technology & Security (including Cyber Security) – Experience with technology tools and platforms to enhance business operations, products, services, solutions and security

•   International Business Experience – Experience within an organization with global operations outside of North America

•   Mergers & Acquisitions – Experience with mergers, acquisitions, integrations or other business combinations

•   Mining, Energy & Exploration – Experience in or with the mining, energy or exploration industry

•   Operations – Operations experience, including operational optimization, safety, health, environmental & security of operations

•   Public Policy & External Relations – Broad regulatory, political and public policy experience including government relations, sustainability and diversity

•   Retail Business Experience – Experience working with a retailer or distributor of products, services or solutions

•   Strategy – Experience with and responsibilities for the development and implementation of business growth and optimization strategies

22

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board maintains a skills matrix to assess Board composition to ensure that the Board has the necessary mix of skills and competencies to effectively carry out its mandate and align with the Corporation’s strategy. The following table sets forth the skills and experience that are important to Nutrien and, consequently the skills and experience that the nominees bring to the Board. The following table sets out the competencies of our Board members relative to these criteria:

Burley				☑	✓		✓	☑	✓				☑
Clark	✓			☑	✓		☑	☑	✓			✓	✓
Estey	✓		✓		☑	✓	✓			☑			☑
Everitt		☑	✓		✓	☑	✓	✓		✓		☑	✓
Girling	✓		☑	✓	✓		✓	✓	☑	✓	☑		✓
Grandey	✓		✓		✓		☑		☑	☑	✓		✓
Hubbs				☑	✓		☑	☑	✓				✓
Laberge	✓			☑	☑	☑		✓					✓
Madere		☑	✓		✓	✓	☑			✓		☑	✓
Magro	✓	✓	✓		✓	✓	✓	☑	✓	☑	✓	✓	☑
Martell	✓			☑	☑						☑		✓
McLellan					☑		☑				☑		✓
Pannell	✓		☑	✓			✓	☑	☑	✓			✓
Regent	✓		✓	☑	✓		☑	✓	☑	✓	✓		✓
Schmidt	✓	☑	☑		✓	✓	✓	✓	✓	✓	✓	☑	✓
Tilk	✓	✓			✓		☑	☑	✓	✓	☑		✓

☑ – Key skills and experience

23

Former/Current Chief Executive or Chief Financial Officer Agri-Business Experience Distribution Finance Human Resources Innovation/Technology & Security (including Cyber Security) International Business Experience Mergers & Acquisitions Mining, Energy & Exploration Operations Public Policy & External Relations Retail Business Experience Strategy

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Committees of the Board of Directors

The Board has four standing Committees: the Audit Committee, the Corporate Governance & Nominating Committee, the Human Resources & Compensation Committee, and the Safety, Health, Environment + Security Committee. Each Committee is 100 percent independent, and has its own written charter. The charters for each of our Committees are available at www.nutrien.com under “Governance”. Details with respect to the membership of our Committees are as follows:

Audit Committee
Maura J. Clark, Chair
Christopher M. Burley	David C. Everitt	Russell K. Girling
Alice D. Laberge	Keith G. Martell
Derek G. Pannell	Aaron W. Regent

The Board has determined that each member of the Audit Committee is independent and “financially literate” within the meaning of NI 52-110. In considering whether a member of the Audit Committee is financially literate, the Board looks at the ability to read a set of financial statements, including a balance sheet, income statement and cash flow statement of a breadth and complexity similar to that of the Corporation’s financial statements. The Board has determined that Maura J. Clark is an “audit committee financial expert” for the purpose of the Sarbanes-Oxley Act of 2002 and has accounting and related financial management experience or expertise for the purposes of the NYSE Listing Standards. For details on the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member please see the director nominee biographies beginning on page 11.

Corporate Governance & Nominating Committee
Mayo M. Schmidt, Chair
Christopher M. Burley	Russell K. Girling	Miranda C. Hubbs

Alice D. Laberge	Consuelo E. Madere

Human Resources & Compensation Committee
Keith G. Martell, Chair
Maura J. Clark	John W. Estey	David C. Everitt
Gerald W. Grandey	A. Anne McLellan
Derek G. Pannell	Aaron W. Regent

None of Nutrien’s executive officers serve as a member of a compensation committee (or equivalent committee) of any other entity that employs a member of the HR&C Committee and no member of the HR&C Committee is currently an active chief executive officer of a publicly traded company. See “Section Four: Executive Compensation – Compensation Discussion & Analysis – Compensation Governance” for details with respect to the skills and experience of the members of the HR&C Committee that are relevant to their responsibilities for executive compensation.

24

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Safety, Health, Environment + Security Committee
John W. Estey, Chair
Gerald W. Grandey	Miranda C. Hubbs	A. Anne McLellan
Consuelo E. Madere		Mayo M. Schmidt

Committee Membership Renewal and Committee Chair Rotation

The Board will regularly evaluate our Committee membership, but has not instituted a strict rotation schedule as there may be reasons to keep an individual director on a certain Committee for a longer period. Any changes are made by the Board based on the recommendations of the Chair and the CG&N Committee.

Leadership Succession Planning

The HR&C Committee has responsibility for overseeing the leadership succession planning process to ensure continuity of high quality leadership and actively participates in succession planning for the CEO. The HR&C Committee also monitors succession plans for other executives.

Diversity

Diversity is commonly defined as a variety of experiences and perspectives that arise from differences in ethnicity, culture, religion, heritage, age, gender and other characteristics. Diversity in the work place creates value by:

•	aligning Nutrien’s business perspectives with an increasingly diverse customer base;

•	building capability to operate in international markets;

•	introducing new perspectives to the way we manage the business;

•	enabling Nutrien to recruit from a larger pool of talent; and

•	empowering all Board members and employees, regardless of his or her background, to optimize his or her contribution.

The legacy companies have pursued diversity in the workplace for a number of years among both Board members and employees.

Board Diversity

The Corporation recognizes that a Board comprised of highly qualified directors from varied backgrounds and who reflect the evolving demographic of the markets in which the Corporation operates enhances decision-making by the Board.

The Board formally adopted a Board Diversity Policy in January 2018 to help fulfill its diversity objectives. The policy provides that, although the selection of candidates for appointment to the Board will be based on merit, the CG&N Committee will seek to fill Board vacancies having regard for the appropriate level of diversity, including gender diversity, on the Board. The Board Diversity Policy includes a target that women comprise not less than 30% of the Corporation’s directors. The policy further provides that should the percentage of female directors on the Board fall below 30% at any time, the CG&N Committee will work to re-achieve such target.

25

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The implementation of the Board Diversity Policy is the responsibility of the CG&N Committee. The CG&N Committee considers the level of representation of women on the Board by overseeing the director identification and nominating process. In order to ensure that the policy is effectively implemented, the CG&N Committee requires that sufficient numbers of women and other diverse candidates are included in the slate of candidates for consideration by the Board. The CG&N Committee is also responsible for annually assessing the Board Diversity Policy’s effectiveness in promoting a diverse Board. To measure the effectiveness of this policy, the CG&N Committee annually considers the progress made in achieving the diversity objectives set forth in the policy.

The diversity of our current Board of Directors is illustrated in the charts below:

As of the date of this circular there are five female nominees to the Board, representing over 30% of the Board. The current number of female director nominees to our Board meets the target for female Board members included in the Board Diversity Policy.

Executive Diversity

Management is committed to placing qualified female talent in senior leadership positions (which includes executive officer and Vice President roles and typically roles reporting to Vice President positions), with a goal to increasing our overall female numbers in Nutrien’s leadership. In making senior leaders’ appointments Nutrien considers candidates based on merit but also considers the existing number of women in senior leadership positions. As of the date of this circular, the number of women that are in senior leadership roles is approximately 14% of the total number of senior leaders within the Corporation.

To increase our gender representation, Nutrien:

•	ensures a diverse slate of candidates, including women, are identified and interviewed during the recruiting process;

•	promotes an inclusive and supportive work environment; and

•	provides high potential candidates, including female candidates, diverse work experiences to enhance their capabilities and their opportunities for more senior positions.

26

Gender Geographic Mix Age

EXECUTIVE COMPENSATION

Section Four: Executive Compensation

Section Index

27

EXECUTIVE COMPENSATION

Letter from the Chair of the Human Resources & Compensation Committee

Dear Shareholder:

The merger of equals on January 1, 2018 of our two legacy companies, Agrium and PotashCorp, created the largest crop nutrient company in the world and the third largest natural resource company in Canada. Nutrien has the assets, cost structure and financial base to compete globally and a solid foundation for creating shareholder value. The central role of the HR&C Committee is to align executive compensation with shareholder value creation.

The Merger was announced on September 12, 2016 and completed on January 1, 2018. The period of time between announcement and completion provided Agrium and PotashCorp with the lead-time to carefully understand each other’s compensation programs, compare corporate cultures and map out a new organizational plan for Nutrien. It also provided the opportunity to create Nutrien’s compensation philosophy and refresh executive compensation policies, plans and programs, taking into account the corporate governance practices of the legacy companies and emerging trends. At the same time, both Agrium and PotashCorp took steps to proactively manage human resource risk in order to transition senior leaders to Nutrien from the legacy companies, recognizing that the new, combined senior leadership team will ultimately influence the success of the Merger.

The implementation of Nutrien’s new compensation program and organizational plan is an ongoing process that is well underway, overseen by the HR&C Committee and the Board. Legacy executives from Agrium and PotashCorp are now approximately equally represented on Nutrien’s executive team. We have also developed the principles of Nutrien’s new executive compensation program and approved Nutrien’s annual and long-term executive compensation plans. We believe that we have created a performance-based executive compensation structure that conforms to current good corporate governance practices, meets investor expectations and recognizes that our executives have heightened responsibilities to realize shareholder value and generate synergies at a significantly larger, more complex global company.

As part of the Merger, the positions of President & Chief Executive Officer (Chuck V. Magro, who served as President & Chief Executive Officer of Agrium from 2014 to 2017) and Executive Chair (Jochen E. Tilk, who served as PotashCorp’s President and Chief Executive Officer from 2014 to 2017) were separated. Both the President & Chief Executive Officer and the Executive Chair report to the Board. The objective of this governance structure is to hold these senior executives jointly accountable for promoting collaboration, achieving synergies and integrating the Agrium and PotashCorp businesses and operations. For how this structure will evolve in the future, please see “Section Three: Board of Directors and Corporate Governance – Our Board”.

In advance of the Merger, Agrium named Michael J. Frank as President, Retail effective September 18, 2017, with a mandate to grow the global Retail business, promote operational excellence and increase organizational capability. Mr. Frank has continued this role as Nutrien’s Executive Vice President and President, Retail. Mr. Frank spent more than two decades working at Monsanto, most recently as the lead Monsanto senior executive planning the pending integration with Bayer. Immediately prior to that, he was Senior Vice President and Chief Commercial Officer of Monsanto’s global business. Mr. Frank’s extensive experience in supply chain and geographic distribution channels, digital commerce strategies, cultural and digital transformation and effective implementation of acquisitions and mergers is a welcome addition to our executive talent.

While Agrium and PotashCorp shared a similar “pay-for-performance” compensation philosophy with strong corporate governance and risk management principles, there were differences in the legacy executive compensation systems that were taken into account to support the integration of the combined leadership team. Further, we recognized that we needed to successfully retain critical talent in order to achieve deal synergies, and that the loss of key talent could be detrimental. Part of our overall objective is to align the pay structures of executives at both the legacy companies to the market median. We believe we have taken a balanced approach to manage the human resource risk that is naturally inherent in a significant transaction involving a merger of equals between two long-standing and successful Canadian companies.

28

EXECUTIVE COMPENSATION

Due to the timing of the completion of the Merger, we are including certain historical information regarding the compensation paid by the legacy companies to the five highest-paid executive officers of Nutrien and its subsidiaries for the year ended December 31, 2017 (our named executive officers, or “NEOs”). Our NEOs are:

•	Chuck V. Magro (our President & Chief Executive Officer who served as Agrium’s President & Chief Executive Officer in 2017);

•	Jochen E. Tilk (our Executive Chair who served as PotashCorp’s President and Chief Executive Officer in 2017);

•	Wayne R. Brownlee (our Executive Vice President & Chief Financial Officer who served as PotashCorp’s Executive Vice President, Treasurer and Chief Financial Officer in 2017);

•	Steve J. Douglas (our Executive Vice President & Chief Integration Officer who served as Agrium’s Senior Vice President & Chief Financial Officer in 2017); and

•	Michael J. Frank (our Executive Vice President and President, Retail who served as Agrium’s Executive Vice President and President, Retail in 2017).

All of the Corporation’s NEOs served as executive officers of the legacy companies and received compensation from Agrium and PotashCorp in accordance with their respective executive compensation programs. As a result, this circular includes a description of the different elements of each legacy company’s executive compensation programs and the manner in which the compensation received by each of the NEOs in 2017 was determined.

Discharging the Committee’s Duties

Together with the Board, we are committed to getting Nutrien’s approach to human resources matters and compensation right, both for shareholders and for the Corporation’s long-term success. One of the primary purposes of the Committee is to carry out the Board’s overall responsibility for executive compensation.

The executive compensation elements of our Committee’s charter focus on:

•	evaluating executives’ performance and recommending appropriate compensation in light of that performance;

•	overseeing the instruments that deliver pay-for-performance;

•	mitigating compensation risk; and

•	putting in place a process to determine competitive compensation levels and overseeing the execution of this process.

Effectively balancing and managing risk and reward is an important and integrated part of Nutrien’s approach to executive compensation. In addition, we continue to monitor evolving corporate governance and competitive practices to ensure that our programs are aligned with shareholder interests and our corporate philosophy of continuous improvement.

The HR&C Committee will continue to monitor how well our executive compensation program operates to fulfill our compensation principles, including in a way that recognizes our unique needs during the time of transition surrounding the Merger.

What is in the CD&A:

The CD&A consists of the following sections:

•	our Compensation Principles;

•	details on Compensation Governance, including how the Committee operates and Nutrien’s compensation risk mitigation practices;

•	our Compensation Framework, namely the elements of our compensation programs for the NEOs; and

•	the Compensation Decisions, which provide additional information on the linkage by Agrium and PotashCorp between pay and performance.

Yours sincerely,

Keith G. Martell

Chair of the Human Resources & Compensation Committee

June 6, 2018

29

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Compensation Principles

As the world’s largest provider of crop inputs and services, Nutrien plays a critical role in Feeding the Future by helping growers to increase food production in a sustainable manner.

We need to attract, motivate and retain the brightest talent with skills across a diverse set of capabilities. This will allow us to keep innovating, which is essential for achieving shared success with our customers, investors and other stakeholders that rely on the long-term success of our business.

Compensation is a critical tool at our disposal, and our programs have been designed with a focus on short-term but more importantly, long-term sustainable performance using measures tied to both financial and operational performance with foundations in safety, health and the environment.

The following principles guide the HR&C Committee and Management in the design and administration of Nutrien’s executive compensation programs.

The core value of our compensation philosophy is pay-for-performance, which we support through our compensation principles:

Compensation Principles	How we achieve them
Align good governance practices with our compensation program

•   Compensation program is simplified and transparent

•   HR&C Committee retains an independent external compensation consultant to provide independent advice, whose appointment is reviewed annually

•   Shareholders have an annual say on pay vote on an advisory basis

Implement a compensation framework that aligns compensation with our business strategy and the creation of long-term shareholder value by rewarding performance

•   Recognize that executives have heightened responsibilities to realize shareholder value and generate synergies at a significantly larger, more complex global company

•   Set an appropriate and competitive balance between fixed and variable compensation, with most of executive total direct compensation being variable (goes up or down depending on corporate performance):

	NEO	Fixed Compensation	Variable Compensation
	President & CEO	12%	88%
	Executive Chair	14%	86%
	Other NEOs	24%	76%

•   Performance targets derived from Nutrien’s annual business plan and longer-term strategic business plan objectives

•   Set multiple time horizons for our incentive compensation to balance the achievement of short and long-term performance:

•   annual incentive compensation linked with key performance measures that include operational and financial achievements as well as individual performance

•   long-term incentive compensation for our executives in 2018 with a three-year time horizon is equity-based and is linked to shareholder return relative to peer companies, and does not have a floor (minimum guaranteed level of vesting)

•   long-term incentive compensation with a 10-year time horizon is reserved for our senior executives who have more influence on outcomes, is equity-based and is linked to absolute share price

•   Post-retirement vesting of long-term incentive awards to encourage a longer view of performance

•   Legacy awards with performance metrics that vest post-Merger transitioned to performance metrics linked to the achievement of synergies at Nutrien

30

EXECUTIVE COMPENSATION

Compensation Principles	How we achieve them
Benchmark compensation against peer companies

•   Levels of total direct compensation are benchmarked against a peer group of companies against whom Nutrien competes for talent

•   Pay positioning set at the 50th percentile (median) of peer companies based on total direct compensation

Mitigate compensation risk

•   In developing Nutrien’s compensation programs, the HR&C Committee ensured they included many risk mitigation features

•   Multiple performance measures encourage appropriate behaviours

•   Multiple and overlapping time horizons of our long-term incentive awards discourage short-term risk taking

•   Mandatory executive equity ownership requirements further align our executives and our shareholders

•   Double-trigger change in control provisions are embedded in employment contracts and annual and long-term incentive plans

•   No severance beyond two years with the exception of one legacy employment contract that dates back to 1994

•   Pay-for-performance sensitivity reviews, payout modelling and back testing of the compensation plan design

•   Recoupment policy applies to incentive compensation

•   Proactive strategies to manage human resource risk in the transition of the senior leaders of the legacy companies to Nutrien to retain key talent critical to achieving deal synergies

Compensation Governance

The HR&C Committee reviews and recommends to the Board the compensation philosophy, strategy and principles, and program design, as well as overseeing the administration of executive compensation plans, policies and programs.

The HR&C Committee is comprised of non-executive directors each of whom have been determined by the HR&C Committee to possess human resources literacy, meaning an understanding of compensation theory and practice, personnel management and development, succession planning and executive development. Such knowledge and capability includes: (i) current or prior experience working as a chief executive or senior officer of major organizations (which provide significant financial and human resources experience), (ii) involvement on board compensation committees of other entities, and (iii) experience and education pertaining to financial accounting and reporting, which is integral to managing executive incentive compensation, and familiarity with internal financial controls. See “Section Three: Board of Directors and Corporate Governance” for further details of the qualifications, background and experience of the directors that serve as members of the HR&C Committee.

This knowledge and experience, in conjunction with a comprehensive compensation decision process and the support of its independent compensation consultant, enables the HR&C Committee to formulate informed compensation recommendations for Board approval.

HR&C Committee
Keith G. Martell, Chair
Maura J. Clark	John W. Estey	David C. Everitt
Gerald W. Grandey	A. Anne McLellan
Derek G. Pannell	Aaron W. Regent
Independent Compensation Consultant
Towers Watson

31

EXECUTIVE COMPENSATION

In the rest of this Compensation Governance section:

Page 32	Input Received by the HR&C Committee
Page 34	Compensation Decision Processes
Page 34	Key Risk Mitigation Practices

Input Received by the HR&C Committee

To support the decision-making process, the HR&C Committee receives input from Management and independent advice from external advisors.

The CEO assesses the performance and makes compensation recommendations to the HR&C Committee on the amount and form of compensation for all other NEOs (excluding the Executive Chair) and executives of the Corporation. The HR&C Committee considers the CEO’s recommendations and assesses the CEO’s own performance culminating in executive compensation recommendations to the independent members of the Board for final approval.

The HR&C Committee has appointed Towers Watson as an independent advisor. In this capacity, Towers Watson will update the HR&C Committee on evolving good corporate governance trends at least annually. On an annual basis, Towers Watson will also conduct a detailed competitive analysis that may then be used by the HR&C Committee to inform recommendations concerning changes to executives’ base salary and incentive targets. It is expected that the HR&C Committee will also initiate reviews and/or changes to the compensation plans from time to time.

Towers Watson was engaged by both legacy companies in 2016 and 2017. In addition, in 2017 Towers Watson was engaged jointly by both legacy companies as part of the integration process to assist in the development of Nutrien’s executive compensation program. Below is a summary of the work that was conducted:

Agrium

•	conducted a competitive compensation review for executive positions;

•	evaluated the appropriateness of peer companies used in Agrium’s compensation programs;

•	conducted an assessment of the risks inherent in Agrium’s compensation programs;

•	reported on executive compensation best practices and evolving corporate governance trends;

•	conducted research, prepared studies and provided advice on matters as assigned by Agrium’s HR&C Committee; and

•	analyzed the pay-for-performance alignment for Agrium’s CEO on both a retrospective and prospective basis.

Other distinct and separate teams at Towers Watson serve as Management’s consultant with respect to Agrium’s pension and benefits programs and occasionally on broad-based employee compensation projects. The amounts paid to Towers Watson with respect to non-executive compensation projects represent a minority of the fees paid to all consultants for such projects. The following represents the fees billed by Towers Watson in 2016 and 2017 for work performed for director and executive compensation projects related to Agrium on behalf of Agrium’s HR&C Committee, as well as other fees associated with pension and benefits projects:

	Billed in 2016 (CAD$)	Billed in 2017 (CAD$)	Percent of Total Fees Billed in 2017

Director and Executive Compensation Related Fees:	$524,237	$412,604	29%

All Other Fees:	$1,662,352	$991,936	71%

PotashCorp

•	conducted a competitive compensation review for executive positions;

•	evaluated the appropriateness of peer companies used in PotashCorp’s compensation programs;

•	conducted an assessment of the risks inherent in PotashCorp’s compensation programs;

•	reported on executive compensation best practices and evolving corporate governance trends;

•	conducted research, prepared studies and provided advice on matters as assigned by PotashCorp’s HR&C Committee;

•	supported in the development and review of PotashCorp’s proxy circular; and

32

EXECUTIVE COMPENSATION

•	assisted in the calibration, valuation and administration of long-term incentive awards.

The following represents the fees billed by Towers Watson in 2016 and 2017 for work performed for director and executive compensation projects related to PotashCorp on behalf of PotashCorp’s HR&C Committee:

	Billed in 2016 (U.S.$)	Billed in 2017 (U.S.$)	Percent of Total Fees Billed in 2017

Director and Executive Compensation Related Fees:	$401,979	$178,113	50%

All Other Fees:	$175,000	$175,000	50%

Nutrien

•	compared compensation programs at the legacy companies;

•	researched market and best practices with regard to executive compensation and governance;

•	assisted in the development of an executive compensation peer group;

•	supported in the determination of treatment of outstanding long-term incentive awards; and

•	facilitated the development of short-term and long-term incentive plan designs.

The following represents the fees billed by Towers Watson in 2016 and 2017 for work performed for director and executive compensation projects related to Nutrien on behalf of the HR&C Committee:

	Billed in 2016 (CAD$)	Billed in 2017 (CAD$)	Percent of Total Fees Billed in 2017
Director and Executive Compensation Related Fees:	Nil	$665,088	100%

The HR&C Committee is aware of the potential conflict of interest associated with Towers Watson’s non-executive compensation services and diligently ensures processes are followed to preserve the consultant’s independence. All work performed by Towers Watson is and must be pre-approved by the HR&C Committee, taking into account whether or not the work would compromise Towers Watson’s independence. To date, the HR&C Committee is satisfied that Towers Watson continues to provide the HR&C Committee with impartial advice independent of direct or indirect influence of Management; however, it may from time to time seek second opinions on substantive issues.

33

EXECUTIVE COMPENSATION

Compensation Decision Processes

The following processes involving the HR&C Committee and Board was followed this year to make compensation decisions. The compensation cycle described below is adjusted from what would have been the usual practices of our legacy companies in order to take into account that Nutrien was only formed on January 1, 2018. See also “Schedule E – Human Resources & Compensation Committee Work Plan”.

Key Risk Mitigation Practices

We try to mitigate executive compensation risk through appropriate corporate governance oversight, executive compensation plan design and corporate governance policies. We also try to motivate certain behaviours that encourage appropriate risk-taking to drive performance in accordance with our risk profile.

Corporate governance oversight

•	The HR&C Committee actively engages with the senior leaders in the Corporation’s human resources department to understand the connection between the executive compensation program and business strategy.

•	The HR&C Committee oversees compensation plan design, the selection of peer groups, the elements of compensation, the level of executives that participate and award distribution, in order to assess potential impact on business risk (including human resource risk).

•	Corporate governance policies impacting executive compensation, annual and long-term incentive plans and the form of employment agreements for senior leaders (and any changes) are approved by the HR&C Committee and where appropriate recommended to the Board by the HR&C Committee for its approval.

•	The HR&C Committee retains an external compensation consultant to provide independent advice on market data, plan design and current good corporate governance practices, and regularly commissions an independent risk assessment.

•	Pay-for-performance sensitivity reviews, payout modelling and back testing of the compensation plan design are undertaken.

•	The HR&C Committee has oversight of a robust process to assess performance.

34

January Towers Watson researches and recommends the Compensation Peer Group and PSU Peer Group. Towers Watson researches and recommends the executive compensation framework. HR&C Committee approves Compensation Peer Group, PSU Peer Group and executive compensation framework including incentive plan designs. February Towers Watson conducts competitive review of executive compensation. HR&C Committee evaluates performance of Executive Chair and CEO in prior year. HR&C Committee approves changes to base salaries and target incentives for the current year based on the competitive review, and approves long-term incentive grants. HR&C Committee approves the proposed metrics and KPIs for the incentive plans for the current year. March Compensation plans for the current year implemented. April through August HR&C Committee reviews update on metrics and KPIs, on a quarterly basis. HR&C Committee reviews update on CEO and Executive Chair goal achievement to date, on a quarterly basis. Towers Watson provides HR&C Committee with research on best practices and evolving governance trends. September through December HR&C Committee reviews update on metrics and KPIs, on a quarterly basis. HR&C Committee reviews update on CEO and Executive Chair goal achievement to date, on a quarterly basis. Board reviews strategy, business plan and suitable metrics for the incentive plans for the upcoming year. HR&C Committee provides input on the proposed metrics and KPIs in the incentive plans for the upcoming year.

EXECUTIVE COMPENSATION

Plan design

•	The level of fixed compensation is designed to promote retention.

•	Multiple performance measures are embedded in our annual and long-term incentive plans to encourage appropriate behaviours in various areas of the organization, which relate to both corporate and individual performance.

•	Multiple time horizons of our incentive compensation are designed to balance the achievement of short and long-term performance and risk.

•	Annual and long-term incentive plans have threshold performance levels and maximum payouts.

•	Post-retirement vesting of long-term incentive promotes a longer view of performance and risk.

•	Proactive strategies to manage human resource risk related to the Merger included a comprehensive review of the compensation programs and practices of the two legacy companies.

Risk management corporate governance policies

•	Recoupment policy. Our recoupment policy allows for the discretionary recovery from current and former executive officers of any excess incentive compensation granted or paid to the executive officer where the original award was contingent on the achievement of certain financial results that were later subject to a financial restatement by reasons of non-compliance with securities laws and the need for the restatement was caused by the executive officer’s intentional misconduct, dishonesty or fraud.

•	Mandatory executive equity ownership requirements. Our executives are expected to meet their mandatory executive equity ownership requirements.

•	Prohibition on derivative transactions and pledging securities. Our executives are prohibited from entering into arrangements that could reduce the risk of equity ownership of securities of the Corporation, as this could negate the alignment of the interests of our executives with those of our shareholders.

35

EXECUTIVE COMPENSATION

Compensation Framework

In accordance with our compensation philosophy, salary, benefits, perquisites and retirement arrangements provide the secure fixed compensation component necessary to pay-for-performance. The combination of annual incentives and long-term incentives is designed to motivate the execution of our business strategy in a manner that creates shareholder value while retaining executive talent and aligning executive interests with those of our shareholders.

The combination of the fixed and variable compensation components provides our executives with a competitive compensation package that is designed to meet Nutrien’s needs and shareholders’ expectations.

Executive Compensation Framework

Base Salary

•   Paid in cash

•   Reviewed annually with changes effective April 1st

•   Reflects knowledge, skills and responsibilities of the executive

•   Attraction and retention tool to maintain competitiveness; set to reflect market value, individual performance and experience, as well as recognize internal equity

Long-Term Incentives

Stock Options

•   Overlapping Stock Option awards align executives with the creation of shareholder value over successive periods of up to 10 years

•   Rewards are a function of share price appreciation

•   Vest 25% per year over four years on anniversary of grant

•   Attraction and retention tool

Annual Incentive

•   Paid in cash and value is based on performance over the year

•   At-risk compensation to motivate successful execution of annual goals related to the Corporation’s strategy

•   Maximum upside opportunity of two times target incentive

•   Metrics, weighting and performance standards determined annually based on annual and strategic business plans

•   Payouts are determined based on actual performance relative to pre-determined goals and are not guaranteed

Total direct compensation is

established for each position

to target the 50[t]h  percentile of the Compensation Peer Group

Incentive plan target amounts are

set as a percentage of base salary

and reviewed and approved

annually by the HR&C Committee based on the competitive analysis conducted by the independent consultant

PSUs

•   Cash-settled with a three-year performance period

•   Overlapping awards align executives with the creation of shareholder value over successive three-year periods

•   Payouts are a function of share price, dividends and TSR relative to the PSU Peer Group over a three-year period

•   Performance multiplier has a threshold performance level (and not a guaranteed payout) and a maximum payout of two times target incentive

36

EXECUTIVE COMPENSATION

Other Elements of Compensation

Benefits

•   Insurance, health, welfare and post-retirement benefits are provided as part of a competitive compensation package to attract and retain executives

•   Substantially the same terms as available to other employees

•   Based on competitive practices

EmploymentAgreements

•   See page 49 for details of NEO Employment Agreements

Perquisites

•   Select executives, including the NEOs, are eligible for a limited perquisite program

•   Generally limited to an automobile allowance, financial counselling and an annual health examination

•   Provided as part of a competitive compensation package to attract and retain executives

•   Based on competitive practices

•   No tax gross-up on perquisites

Retirementarrangements

•   Defined Benefit and/or Defined Contribution/401(k) Plans with substantially the same terms as available to other employees

•   Supplemental retirement plans provided to select executives as part of a competitive compensation package to attract and retain executives

•   Based on competitive practices

In the rest of this Compensation Framework section:
Page 37	Compensation Peer Group
Page 38	Annual Incentive Plan
Page 39	Long-Term Incentive Overview
Page 40	PSU Peer Group
Page 40	Calculating TSR

Compensation Peer Group

Nutrien benchmarks NEOs’ compensation levels using a peer group of companies (the “Compensation Peer Group”), and a separate peer group to assess TSR performance (the “PSU Peer Group”).

The HR&C Committee considers it appropriate to establish separate groups given:

•	the Compensation Peer Group consists of North American companies that represent our primary market for executive talent, whereas the PSU Peer Group is a more global array of companies that can represent reasonable investment alternatives for shareholders;

•	in selecting the PSU Peer Group, companies are screened based on risk profile, whereas this is not a consideration in selecting the Compensation Peer Group; and

•	the companies in the Compensation Peer Group are screened based on multiple size parameters, whereas the size of the companies in the PSU Peer Group is based on market capitalization only.

The HR&C Committee annually commissions its independent consultant to review the criteria and composition of the peer groups. The criteria for inclusion in the Compensation Peer Group consists of:

✓	autonomous, publicly traded companies

✓	companies in similar industries headquartered, or with their executive team based in Canada or the U.S.

✓	companies of a similar size, measured by revenue (generally one half to two times Nutrien’s size) with consideration to assets, enterprise value and market capitalization

The Compensation Peer Group utilized in making the compensation decisions described in this CD&A was comprised of the following companies:

• Air Products and Chemicals, Inc. • Archer-Daniels-Midland Company • Bunge Limited • CF Industries Holdings, Inc. • Deere & Company • Eastman Chemical Company • Ecolab Inc.	• E. I. du Pont de Nemours and Company • Enbridge Inc. • FMC Corporation • Huntsman Corporation • Monsanto Company • Newmont Mining Corporation • PPG Industries, Inc.	• Praxair, Inc. • Suncor Energy Inc. • The Mosaic Company • The Sherwin Williams Company • TransCanada Corporation

Note:

(1)	E.I. du Pont de Nemours and Company has since merged with The Dow Chemical Company to form DowDuPont™.

37

EXECUTIVE COMPENSATION

Nutrien targets the 50th percentile of the total direct compensation (salary plus annual incentive plus long-term incentive) of the Compensation Peer Group.

For those Canadian-based NEOs who are paid in Canadian dollars, market data is converted to Canadian dollars using a 12-month trailing exchange rate.

Annual Incentive Plan

Each NEO’s annual incentive opportunity will be determined by performance in up to four components:

1.	Nutrien’s overall enterprise level safety, health and environmental (“SHE”) performance (excluding Michael J. Frank) or Business Unit (“BU”) SHE performance (for Michael J. Frank only);

2.	Nutrien’s overall enterprise-level performance;

3.	Business Unit performance (Michael J. Frank only); and

4.	Individual performance.

At the end of the year, each component is calculated independently and the payout is the resulting cumulative total. The HR&C Committee may set minimum levels of performance and maximum levels of awards within the performance range of 0% to 200% with respect to individual payouts, taking into account financial results, individual performance and other business criteria, in its discretion.

The following chart sets out the performance areas for determining the annual incentive opportunity for Messrs. Magro, Tilk, Brownlee and Douglas:

Nutrien Performance		Nutrien SHE Performance		Individual Performance
Performance criteria and assessment applies to all NEOs		Performance criteria and assessment applies to all NEOs except EVP, Retail		Performance criteria and assessment varies based on individual objectives and achievements
Metrics include Adjusted Net EPS Free Cash Flow Synergies Run Rate		Metrics include Leader Safety Commitment Completion Total Recordable Injury Frequency Lost Time Injury Frequency Environmental Incident Rate		Individual objectives are set at the beginning of the performance period reflecting business critical priorities applicable to the NEO
Target opportunity X Performance score	+	Target opportunity X Performance score	+	Target opportunity X Performance score

The following chart sets out the performance areas for determining the annual incentive opportunity for Mr. Frank:

Nutrien Performance		Business Unit SHE Performance		Business Unit Performance		Individual Performance
Performance criteria and assessment applies to all NEOs		Performance criteria and assessment applies to EVP, Retail		Performance criteria and assessment applies to EVP, Retail		Performance criteria and assessment varies based on individual objectives and achievements
Metrics include Adjusted Net EPS Free Cash Flow Synergies Run Rate		Metrics include Leader Safety Commitment Completion Total Recordable Injury Frequency Lost Time Injury Frequency Environmental Incident Rate		Metrics include Market Relevant BU EBITDA BU Growth		Individual objectives are set at the beginning of the performance period reflecting business critical priorities applicable to the NEO
Target opportunity X Performance score	+	Target opportunity X Performance score	+	Target opportunity X Performance score	+	Target opportunity X Performance score

38

EXECUTIVE COMPENSATION

Goals, including performance ranges for each metric, are established at the beginning of the year.

•   If the threshold performance standard is attained, 50% of the target payout for that KPI is earned. If threshold level performance is not attained the payout for that KPI is zero.

•   If target performance standard is attained, 100% of the target payout for that KPI is earned.

•   The maximum payout for any KPI is 200% of target, which is earned when the maximum performance standard is achieved.

Long-Term Incentive Overview

The long-term incentive program provides the NEOs with an opportunity to receive variable compensation contingent on Nutrien’s long-term performance.

Long-term incentives are the most important component in Nutrien’s reward strategy, as these programs align the interests of NEOs, executives and senior leaders with our shareholders, motivate leaders to deliver shareholder value over various time horizons, mitigate potential compensation risk by virtue of the longer time horizon and allow us to attract, motivate and retain key talent. Nutrien achieves these objectives by using a combination of vehicles as shown below:

	Proportion of annual long-term incentive grant	Vesting	Settlement
PSUs
Awarded for 2018 onward	• 50%	• Three-year performance period • 100% based on TSR performance relative to the PSU Peer Group	• Cash settled • Dividend equivalents accrue and are also cash settled at end of the performance period • Helps manage dilution
Stock Options
Awarded for 2018 onward	• 50%	• 25% per annum over four years on anniversary of grant • Expire after 10 years	• Option to buy treasury shares at exercise price

39

EXECUTIVE COMPENSATION

The HR&C Committee carefully considers the mix of PSUs and Stock Options in the context of corporate governance guidelines and the prevailing competitive practices of our Compensation Peer Group. In light of corporate governance concerns related to excessive use of stock options, the HR&C Committee will continue to use Stock Options conservatively and monitor shareholder advisory firms’ guidance and prevailing competitive practices.

PSU Peer Group

Given the nature of the Corporation’s business, the HR&C Committee has found it challenging to set a PSU Peer Group derived solely of Nutrien’s direct competitors. Therefore, a group of companies with some competitive overlap has been identified and used, consisting of competitors in one or more segments of our business, competitors for shareholder investment or companies with similar business models. The criteria for inclusion in the PSU Peer Group consists of:

✓	companies in the fertilizer or agricultural industries

✓	companies with comparable market capitalization

✓	companies that have a similar risk profile

It is anticipated that the PSU Peer Group will evolve over time to reflect these criteria, with a view to ensuring the change in peers does not result in unintended consequences.

The PSU Peer Group utilized in making the compensation decisions described in this CD&A was comprised of the following companies:

• AGCO Corporation • Archer-Daniels-Midland Company • Bunge Limited • CF Industries Holdings, Inc. • Deere & Company	• FMC Corporation • Incitec Pivot Limited • Ingredion Incorporated • Israel Chemicals Ltd.	• K+S Aktiengesellschaft • Monsanto Company • Mosaic Company • Yara International ASA

Calculating TSR

For 2018, the performance criteria that applies to each PSU award is based on relative TSR.

At the end of the three-year performance period, Nutrien’s relative TSR performance will be compared to that of the PSU Peer Group. Performance is assessed at the end of each year, with the resulting three years averaged over the full performance period to determine the performance factor multiplier. The multiplier and vesting conditions apply to both the original grant and the dividend equivalents.

•   If Nutrien’s TSR is negative over the three-year performance period, payouts are capped at target.

•   No PSUs will pay out for ranking below the 25th percentile.

•   The maximum payout multiplier is 200% of target, which is earned when the performance is at or above the 75th percentile.

40

EXECUTIVE COMPENSATION

Compensation Decisions

In accordance with the HR&C Committee’s Charter, each year decisions are approved based on the compensation framework, taking account of factors including market competitiveness and delivered performance. The following sections identify our NEOs, summarize compensation decisions and outline Business Unit/Function and individual performance assessments. All of the Corporation’s NEOs served as executive officers of Agrium or PotashCorp and received compensation from such companies in accordance with their respective executive compensation programs. As a result, this circular includes a description of the different elements of each company’s executive compensation programs and the manner in which the compensation received by each of the NEOs in 2017 was determined.

This Year’s Named Executive Officers

The Corporation’s NEOs for 2018 are:

•	Chuck V. Magro, President & Chief Executive Officer;

•	Jochen E. Tilk, Executive Chair;

•	Wayne R. Brownlee, Executive Vice President & Chief Financial Officer;

•	Steve J. Douglas, Executive Vice President & Chief Integration Officer; and

•	Michael J. Frank, Executive Vice President and President, Retail.

Summary of 2018 President & CEO Compensation

Following the Merger, Nutrien’s HR&C Committee recommended and the Board approved the go forward compensation for the President & CEO recognizing the larger organization and with an emphasis on incentive compensation, particularly long-term incentive compensation:

•	Mr. Magro’s base salary remained at CAD$1,600,000;

•	His annual 2018 incentive target was increased from 135% to 140% of eligible earnings; and

•	His long-term incentive target was increased from 515% to 600% of base salary (using a consistent methodology as discussed below) and his minimum share ownership requirement was increased to 500% of base salary.

The resulting target compensation for 2018 represents a 12% increase over Mr. Magro’s 2017 target compensation and positions his compensation just under the 50th percentile of Nutrien’s Compensation Peer Group. Consistent with prevailing market practice, Nutrien’s HR&C Committee approved the use of the accounting value for determining Stock Option awards to simplify the process and mitigate differences in values between what is delivered and what is reported. Consistent with market practice, PSUs are valued at face value. The targets were approved based on a competitive review of CEO compensation.

Summary of 2018 Executive Chair Compensation

Following the Merger, Nutrien’s HR&C Committee recommended and Nutrien’s Board approved the go forward compensation for the Executive Chair recognizing his new role within the larger organization. As was the case for the President & CEO, in determining compensation, there was an emphasis on incentive compensation:

•	Mr. Tilk’s base salary remained at CAD$1,200,600;

•	His annual 2018 incentive target was increased from 130% to 140% of eligible earnings; and

•	His long-term incentive target was increased from 435% to 450% of base salary (using a consistent methodology as discussed above) and his minimum share ownership requirement remained at 500% of base salary.

The resulting target compensation for 2018 represents a 4% increase over Mr. Tilk’s 2017 target compensation. The targets were approved by Nutrien’s HR&C Committee, taking into account a competitive review of Executive Chair compensation.

41

EXECUTIVE COMPENSATION

2017 Executive Compensation

Summary Compensation Table

The following table provides a summary of the compensation earned by our NEOs for services rendered in all capacities during 2017, 2016 and 2015. Specific aspects of this compensation are dealt with in further detail in the following notes and tables:

						Non-Equity Incentive Plan Compensation
Name	Year	Salary(1) (U.S.$)	Share-based Awards(2)(3) (U.S.$)		Option-based Awards(4)(5) (U.S.$)	Annual Incentive Plans(6) (U.S.$)	Pension Value(7) (U.S.$)	All other Compensation(8) (U.S.$)		Total Compensation(9) (U.S.$)
Magro	2017	$1,218,133	$2,687,720		$2,661,193	$2,647,614	$462,110	$36,817		$9,713,587
President & CEO	2016	$1,128,877	$2,541,125		$2,505,192	$2,072,957	$410,228	$34,614		$8,692,993
(Agrium)	2015	$1,095,829	$2,551,915		$2,300,242	$1,742,367	$436,707	$36,251		$8,163,311
Tilk	2017	$924,534	$3,045,613		$794,768	$2,144,538	$158,679	$55,243		$7,123,375
President & CEO	2016	$779,649	$1,600,063		$681,360	$648,763	$110,307	$77,220		$3,897,362
(PotashCorp)	2015	$822,105	$1,494,909		–	$323,420	$164,768	$97,512		$2,902,714
Brownlee	2017	$635,000	$1,288,145		$336,151	$726,000	($287,614)	$24,775		$2,722,457
EVP, Treasurer &	2016	$625,674	$743,256		$316,626	$359,000	($418,529)	$39,333		$1,665,360
Chief Financial Officer (PotashCorp)	2015	$608,928	–		$669,316	$351,000	($127,760)	$40,955		$1,542,439
Douglas	2017	$570,564	$594,560		$588,688	$1,220,052	$229,678	$164,332		$3,367,874
Senior VP & Chief	2016	$470,554	$561,282		$553,369	$640,151	$204,861	$135,882		$2,566,099
Financial Officer (Agrium)	2015	$493,741	$575,976		$663,299	$444,984	$217,437	$148,191		$2,543,628
Frank	2017	$225,000	$6,400,004	(11)	–	$306,788	$82,007	$3,532,796	(11)	$10,546,595
EVP & President,	2016	–	–		–	–	–	–		–
Retail (Agrium)(10)	2015	–	–		–	–	–	–		–

Notes:

(1)	Amounts reported represent the base salary amount paid to NEOs in 2017, 2016 and 2015.

(2)	Amounts reported for Agrium NEOs represent the grant date fair value of PSUs awarded in 2017, 2016 and 2015. Grant date fair value has been calculated using the expected life binomial lattice methodology. This model and the underlying assumptions are used to ensure consistent long-term incentive valuation across competitive market data. The underlying assumptions and values are outlined in the table below. They differ from the values used for financial reporting purposes (accounting fair value) which have been calculated using a Monte Carlo Simulation Model. The values shown are “theoretical values” derived at a point in time and will be different than the value upon vesting. Also note that NEO compensation was based on a U.S. peer group and competitive compensation levels were determined in U.S. dollars. For Messrs. Magro and Douglas, adjustments to compensation to account for currency conversion were provided with increases to equity awards to maintain a competitive level of compensation. See “Section Four: Executive Compensation – 2017 Executive Compensation – Long-Term Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” for the value of outstanding PSU awards at December 31, 2017. See “Schedule I – Summary of Agrium Legacy Incentive Compensation Plans” for more details related to the Agrium Legacy PSU/RSU Plan.

Assumptions	2017 Grant Value	2016 Grant Value	2015 Grant Value
Share price on date of grant	$104.25	$85.58	$100.62
Expected term in years	3	3	3
Expected volatility	22%	21%	21%
Expected dividend yield	4%	3%	3%
Payout range	0%-200%	0%-200%	0%-200%
PSU value ratio	81%	81%	81%
PSU value	$84.44	$69.32	$81.50
Accounting fair value	$111.12	$90.12	$99.53

(3)	Amounts reported for PotashCorp NEOs in 2016 and 2017 represent the grant date fair value of PSUs awarded in 2016 and 2017, respectively, calculated in accordance with FASB ASC Topic 718. The underlying assumptions and values are outlined in the table below. See “Schedule K – Summary of PotashCorp Legacy Incentive Compensation Plans” for more details related to the PotashCorp Legacy 2016 LTIP.

Assumptions	2017 Grant Value	2016 Grant Value
Share price on date of grant	$18.70	$15.94
Expected term in years	3	1-3
Expected volatility	30.1%	29.3%
Payout range	0%-200%	0%-200%
PSU value ratio	95%	58%
PSU accounting fair value	$17.76	$9.25

For Mr. Tilk’s 2015 grant, reports the fair market value of the 98,414 DSUs actually earned by Mr. Tilk under his multi-year incentive plan based on the $15.19 closing price of PotashCorp common shares on January 27, 2016. The grant date fair value, as calculated in accordance with FASB ASC Topic 718

42

EXECUTIVE COMPENSATION

of Mr. Tilk’s DSUs was $3,390,401. For purposes of the FASB ASC Topic 718 calculations, the grant date fair value of the PSUs was estimated based on multiple input variables that determine the probability of satisfying the performance conditions (including internal financial metrics, PotashCorp and peer total shareholder return and other variables) and based on the $36.98 closing price of PotashCorp common shares on February 20, 2015.

(4)	Amounts reported for Agrium NEOs represent the grant date fair value of Stock Options awarded in 2017, 2016 and 2015. Grant date fair value has been calculated using the expected life binomial lattice methodology. This model and the underlying assumptions are used to ensure consistent long-term incentive valuation across competitive market data. Underlying assumptions and values are outlined in the table below. They differ from the values used for financial reporting purposes (accounting fair value which have been calculated using a Black Scholes Model) mainly due to differences in assumptions such as expected life and volatility. The values shown are “theoretical values” derived at a point in time and will be different than the value upon exercise. Also note that executive compensation was based on a U.S. peer group and competitive compensation levels were determined in U.S. dollars. For Messrs. Magro and Douglas, adjustments to compensation to account for currency conversion were provided with increases to equity awards to maintain a competitive level of compensation. See “Section Four: Executive Compensation – 2017 Executive Compensation – Long-Term Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” for the value of outstanding option-based awards at December 31, 2017. See “Schedule I – Summary of Agrium Legacy Incentive Compensation Plans” for more details related to the Agrium Legacy Stock Option Plan.

Assumptions	2017 Grant Value	2016 Grant Value	2015 Grant Value
Share price on date of grant	$103.22	$84.37	$115.87
Expected life in years	6.25	6.25	6.25
Expected volatility	22%	21%	21%
Expected dividend yield	4%	3%	3%
Option value ratio	12%	12%	11%
Option value	$12.39	$10.12	$12.75
Accounting fair value	$21.86	$18.23	$35.17

(5)	Amounts reported for PotashCorp NEOs represent the grant date fair value of Stock Options awarded in 2017, 2016 and 2015, respectively, calculated in accordance with FASB ASC Topic 718. The underlying assumptions and values are outlined in the table below: See “Schedule K – Summary of PotashCorp Legacy Incentive Compensation Plans” for more details related to the PotashCorp Legacy 2016 LTIP.

Assumptions	2017 Grant Value	2016 Grant Value	2015 Grant Value
Share price on date of grant	CAD$24.50	CAD$20.49	CAD$38.58
Expected life in years	5.9	5.9	5.8
Expected volatility	28.6%	29.7%	29.6%
Expected dividend yield	2.14%	6.27%	4.74%
Performance range	N/A	N/A	0-100%
Option value ratio	22.3%	12.2%	15.8%
Option accounting fair value	CAD$5.47	CAD$2.49	CAD$6.08

(6)	See “Schedule H – Historical Information Relating to Agrium” and “Schedule J – Historical Information Relating to PotashCorp” for more information about the Agrium Incentive Plan and PotashCorp Short-Term Incentive Plan, respectively. Amounts reported represent payments made to the NEOs in early 2018, 2017 and 2016 in respect of the 2017, 2016 and 2015 performance years, respectively, under the applicable legacy annual incentive plan, based on performance in accordance with the applicable legacy annual incentive plan. The amounts reported in 2017 to three of the NEOs also include one-time discretionary transaction awards to recognize their important roles and significant efforts in connection with the completion of the Merger. The three NEOs who received discretionary awards are: Mr. Tilk ($826,195), Mr. Brownlee ($250,000) and Mr. Douglas ($500,000). These awards are solely in connection with the completion of the Merger and will not be included for purposes of calculating any severance payments.

(7)	Amounts reported include all compensatory items related to Agrium’s and PotashCorp’s defined benefit and defined contribution plans, including service costs, plan changes and above market earnings.

(8)	Amounts reported represent all perquisites and include items such as car allowance, financial planning and executive medicals. For Messrs. Tilk and Brownlee it also includes savings plan contributions (amounts for 2017 were $27,736 and $19,108, respectively). In 2017, 2016 and 2015 Mr. Douglas received a travel allowance of $146,696, $119,293 and $131,952 respectively, paid in relation to his travel between his home in Mississauga, Ontario and the Corporation’s office in Calgary, Alberta.

(9)	For Canadian-based Agrium executives, cash compensation data amounts have been converted from Canadian dollars to U.S. dollars using 2017, 2016 and 2015 average annual exchange rates of U.S.$1.00 = CAD$1.2986, U.S.$1.00 = CAD$1.3248 and U.S.$1.00 = CAD$1.2787, respectively. Defined benefit pension obligations have been converted from Canadian dollars to U.S. dollars using the 2017, 2016 and 2015 Bank of Canada exchange rates on December 31 of U.S.$1.00 = CAD$1.2545, U.S.$1.00 = CAD$1.3427 and U.S.$1.00 = CAD$1.3840, respectively. Equity compensation for Agrium executives is denominated in U.S. dollars and thus does not require the application of an exchange rate. For PotashCorp executives, amounts that were paid in Canadian dollars have been converted to United States dollars using the average exchange rate for the month prior to the date of payment, with the exception of 2017 cash compensation, which has been converted at the average annual exchange rate for 2017 of U.S.$1.00 = CAD$1.2986.

(10)	Mr. Frank joined Agrium in September 2017 as Executive Vice President and President, Retail.

(11)	In September 2017, Mr. Frank left a senior position at Monsanto to join Agrium as Executive Vice President and President, Retail. In order to compensate him for the market value of his unvested equity awards from Monsanto that he forfeited in order to join Agrium, he received a one-time transitional grant of PSUs under Agrium’s Legacy PSU/RSU Plan valued at $6,400,004, which vests at the end of a three-year performance period based on actual achievement of the applicable performance metrics. In order to compensate him for the additional amount that would have become payable to him on settlement of his equity awards on closing of the merger between Monsanto and Bayer, as well as severance that would have been triggered with the change in control, he also received a one-time cash bonus of $3,500,000. These awards are solely in connection with the hiring of Mr. Frank and will not be included for purposes of calculating any severance payments.

Nutrien maintains executive compensation in home currency (Canadian based NEOs are paid in Canadian dollars and U.S. based NEOs are paid in U.S. dollars), with the exception of Wayne Brownlee, who is based in Canada but who is paid in U.S. dollars.

43

EXECUTIVE COMPENSATION

Long-Term Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides details regarding outstanding options and share-based awards as of December 31, 2017. In the case of Messrs. Magro, Douglas and Frank, the Agrium Stock Options were granted under the Agrium Stock Option and Tandem SAR Plan, and the PSUs were granted under the Agrium PSU/RSU Plan, both of which are described in “Schedule I – Summary of Agrium Legacy Incentive Compensation Plans”. In the case of Messrs. Tilk and Brownlee, the PotashCorp Stock Options and PotashCorp PSUs were granted under the applicable PotashCorp 2016 Long-Term Incentive Plan or PotashCorp Performance Option Plan, which are described in “Schedule K – Summary of PotashCorp Legacy Incentive Compensation Plans”.

	Option Awards(1)						Share-based Awards(1)
Name	Option Grant Date	Number of Securities Underlying Unexercised Options	Options Exercise price (U.S.$)		Options Expiration date	Aggregate Value of Unexercised in-the- money Options(1) (U.S.$)	PSU Grant Date	Number of PSUs that have not vested(2) (#)	Market Value of PSUs that have not vested (performance to date)(2)(3) (U.S.$)		Market Value of PSUs that have not vested (target performance)(2)(4) (U.S.$)	Payout Value of PSUs that have vested and are not paid out(2)(5) (U.S.$)
Magro	25-Feb-10	8,251		$28.35	25-Feb-20	$200,087	1-Jan-15					$5,469,817
	24-Feb-11	6,223		$40.87	24-Feb-21	$72,996	1-Jan-16	87,781	$6,995,180		$4,617,281
	20-Mar-12	21,825		$39.59	20-Mar-22	$283,943	1-Jan-17	73,415	$4,518,106		$3,861,629
	25-Feb-13	47,405		$45.35	25-Feb-23	$343,686
	24-Feb-14	199,700		$40.60	24-Feb-24	$2,396,400
	25-Feb-15	402,452		$51.96	25-Feb-25	$257,569
	26-Feb-16	551,793		$37.84	26-Feb-26	$8,144,465
	22-Feb-17	479,111		$46.29	22-Feb-27	$3,023,190
	Total	1,719,760				$14,722,336	Total	161,196	$11,513,286		$8,478,910	$5,469,817
Tilk	11-May-16	140,716	CAD$	52.18	11-May-26	$1,414,095	11-May-16					$679,446
	20-Feb-17	76,129	CAD$	61.25	20-Feb-27	$233,323	11-May-16	24,309	$793,693		$1,221,066
							20-Feb-17	70,126	$1,409,000		$3,522,500
	Total	216,845				$1,647,418	Total	94,435	$2,202,693		$4,743,566	$679,446
Brownlee	8-May-08	28,380	CAD$	166.43	8-May-18	–	11-May-16					$315,578
	7-May-09	37,200	CAD$	93.30	7-May-19	–	11-May-16	11,290	$368,620		$567,108
	6-May-10	24,120	CAD$	87.50	6-May-20	–	20-Feb-17	29,659	$595,921		$1,489,802
	12-May-11	17,240	CAD$	125.50	12-May-21	–
	17-May-12	26,600	CAD$	99.83	17-May-22	–
	16-May-13	29,720	CAD$	111.68	16-May-23	–
	15-May-14	37,633	CAD$	101.08	15-May-24	–
	12-Dec-14	17,173	CAD$	101.05	12-Dec-24	–
	12-May-15	52,920	CAD$	97.88	12-May-25	–
	11-May-16	65,364	CAD$	52.18	11-May-26	$656,861
	20-Feb-17	32,199	CAD$	61.25	20-Feb-27	$98,685
	Total	368,549				$755,546	Total	40,949	$964,541		$2,056,910	$315,578
Douglas	25-Feb-15	116,051		$51.96	25-Feb-25	$74,273	1-Jan-15					$1,234,556
	26-Feb-16	121,885		$37.84	26-Feb-26	$1,799,023	1-Jan-16	19,389	$1,545,090		$1,019,861
	22-Feb-17	105,985		$46.29	22-Feb-27	$668,765	1-Jan-17	16,240	$999,442		$854,224
	Total	343,921				$2,542,061	Total	35,629	$2,544,532		$1,874,085	$1,234,556
Frank	–	–		–	–		15-Sep-17	173,370	$10,669,537	(6)	$9,119,262
	Total						Total	173,370	$10,669,537		$9,119,262

Notes:

(1)	Outstanding awards have been converted to Nutrien common shares with corresponding adjustments to the exercise prices. December 31, 2017 values are based on Nutrien’s January 2, 2018 NYSE opening price of U.S.$52.60 and TSX opening price of CAD$65.23 (based on the stock exchange on which the original award was granted). The value of grants that were made in Canadian dollars have been converted at the average 2017 exchange rate of U.S.$1.00 = CAD$1.2986.

(2)	Includes PSUs credited as dividend equivalents.

(3)	For the 2017 and 2016 PSU grants for Agrium NEOs, reflects the market value of PSUs that have not yet vested based on Agrium’s TSR relative to the TSR of the PSU Peer Group as at December 31, 2017, the performance of FCF/share relative to business plan based targets and Nutrien’s opening share price on the NYSE on January 2, 2018 of U.S.$52.60 per common share. For the 2017 and 2016 PSU grants for PotashCorp NEOs, reflects the market value of PSUs that have not yet vested based on PotashCorp’s TSR relative to the TSR of the TSR Comparator Group, the performance of CFROI – WACC relative to established targets and Nutrien’s opening share price on the TSX on January 2, 2018 of CAD$65.23 per common share converted to U.S. dollars at the average 2017 exchange rate of U.S. $1.00 = CAD$1.2986. Actual PSU payouts will vary depending upon Nutrien’s share price, dividend equivalents and performance relative to the PSU metrics at the end of the performance period.

(4)	The market value of PSUs that have not yet vested is based on Nutrien’s opening share price on the NYSE on January 2, 2018 of U.S.$52.60 per common share (CAD$65.23 for PotashCorp NEOs) and assumes vesting of 100% of PSUs (including PSUs credited as dividend equivalents) held by the NEO as of December 31, 2017 in his account. Actual PSU payouts will vary depending upon Nutrien’s share price, dividend equivalents and performance relative to the PSU metrics at the end of the performance period. The value of grants that were made in Canadian dollars has been converted at the average 2017 exchange rate of U.S.$1.00 = CAD$1.2986.

44

EXECUTIVE COMPENSATION

(5)	Agrium PSUs granted in 2015 that matured in 2017 were paid out in March 2018 based on Agrium’s average closing share price for the last five trading days of 2017 of U.S.$114.25 per common share. PotashCorp 2016 Tranche 2 PSU awards that matured in 2017 were settled in treasury shares for the PotashCorp NEOs. The value represents Nutrien’s closing price on February 16, 2018 of CAD$55.84.

(6)	See note 11 of the Summary Compensation table.

Long-Term Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides details regarding the option-based, share-based and non-equity incentive-based awards that vested or were earned during the year ended December 31, 2017:

	Option-Based Awards			Share-Based Awards
Name	Grant Date	Number Vested(1) (#)	Value Vested or Earned During the Year(2)(3) (U.S.$)	Grant Date	Value Vested or Earned During the Year(4) (U.S.$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(5) (U.S.$)
Magro	25-Feb-13	11,852	–	1-Jan-15	$5,469,817	$2,647,614
	24-Feb-14	49,925	$ 197,910
	25-Feb-15	100,613	–
	26-Feb-16	137,948	$ 927,900
	Total		$1,125,810
Tilk				11-May-16	$ 679,446	$2,144,538
				1-Jul-14	$1,720,986(6)
				Total	$2,400,432
Brownlee	15-May-14	37,633	–	11-May-16	$ 315,578	$ 726,000
	12-Dec-14	17,173	–
	Total		–
Douglas	25-Feb-15	29,012	–	1-Jan-15	$1,234,556	$1,220,052
	26-Feb-16	30,471	$ 204,960
	Total		$ 204,960
Frank						$ 306,788

Notes:

(1)	Vesting of Stock Options is determined by the Board at the time of grant. For Agrium, generally Stock Options vest in 25% annual increments over a four year period. For PotashCorp, POP Stock Options vest after the three year performance period and following audited financial results. The number vested have been converted to Nutrien shares to be on a consistent basis as the Outstanding Share-Based Awards and Option-Based Awards Table.

(2)	The value vested or earned during the year for option-based awards has been calculated based on the number of Agrium Stock Options vested at the time and the share prices at the time of vesting.

(3)	Shows the aggregated dollar value that would have been realized if all Stock Options vested in 2017 were exercised on the vesting date. No option-based awards were exercised by the NEOs during the year.

(4)	Agrium PSUs granted in 2015 that matured in 2017 were paid out in March 2018 based on Agrium’s average closing share price on the NYSE for the last five trading days of 2017 of U.S.$114.25 per common share. PotashCorp 2016 Tranche 2 PSU awards that matured in 2017 were settled in treasury shares for the PotashCorp NEOs. The value represents Nutrien’s closing price on February 16, 2018 of CAD$55.84. The value of grants that were made in Canadian dollars have been converted at the average 2017 exchange rate of U.S.$1.00 = CAD$1.2986.

(5)	Represents the total payments to each NEO under the Annual Incentive Plan (Agrium) and Short-term Inventive Plan (PotashCorp) attributable to performance in 2017 and transaction-related awards for Messrs. Tilk, Brownlee and Douglas (as applicable).

(6)	Represents the value of DSUs that vested on July 1, 2017 based on PotashCorp’s closing share price on the TSX on June 30, 2017 of CAD$21.15 and converted to U.S. dollars at the average 2017 exchange rate of U.S.$1.00 = CAD$1.2986.

45

EXECUTIVE COMPENSATION

Long-Term Incentive Plan Awards – Value Exercised During the Year

No option-based awards were exercised by the NEOs during the year ended December 31, 2017.

Number of Securities Issuable and Issued as at December 31, 2017

The following table presents prescribed disclosure of the total potential maximum level of dilution under all of the Corporation’s share-based incentive compensation arrangements providing for the issuance of common shares from treasury as required under Form 51-102F5 – Information Circular. All information is given as at December 31, 2017, except that the information is based on the combined number of outstanding common shares of Agrium and PotashCorp as at December 31, 2017 of 644,197,473 common shares.

Plan Category(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights (U.S.$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by shareholders(2)
Agrium Legacy Share-Settled Plans Approved by Shareholders of Agrium	4,806,507		$43.09	Nil
PotashCorp Legacy Share-Settled Plans Approved by Shareholders of PotashCorp	6,868,262/ 748,456	(3)(4)	$80.60(5)	Nil
Equity compensation plans not approved by shareholders(6)	None		None	None
Total:	12,423,225		$65.15	None

Notes:

(1)	Outstanding awards have been converted to Nutrien common shares with corresponding adjustments to the exercise prices.

(2)	Effective as of the closing of the Merger, the Corporation assumed the shareholder-approved Legacy Share-Settled Plans and the outstanding awards issued under the Legacy Share-Settled Plans. No further awards may be issued under the Legacy Share-Settled Plans.

(3)	For those 748,456 awards that are subject to performance vesting criteria, assumes the maximum payout multiplier of 200% and for those awards that may be settled in cash or common shares, assumes that those awards are settled in common shares.

(4)	Of this amount, 584,947 Stock Options were outstanding pursuant to the PotashCorp Legacy 2017 LTIP and 374,228 share-settled PSUs (based on the projected outcome of applicable performance conditions in accordance with IFRS) were outstanding pursuant to the PotashCorp Legacy 2016 LTIP and the following number of Stock Options were outstanding under the PotashCorp Legacy Performance Stock Option Plans: 2008 – 368,460 Stock Options, 2009 – 472,980 Stock Options, 2010 – 334,920 Stock Options, 2011 – 336,480 Stock Options, 2012 – 480,440 Stock Options, 2013 – 673,680 Stock Options, 2014 – 1,082,029 Stock Options, 2015 – 1,331,600 Stock Options and 2016 – 1,202,726 Stock Options.

(5)	The weighted-average exercise price of outstanding Stock Options, warrants and rights for Stock Options only as PSUs do not have an exercise price.

(6)	The Corporation is seeking shareholder approval of a Stock Option Plan and of certain grants made to key executives under the Stock Option Plan. See “Section Two: Business of the Meeting – Stock Option Plan and Grant of Stock Options – Share-Based Compensation Plan Dilution Table”.

Retirement Arrangements

NEOs participate in both registered (or qualified) plans and non-registered (or non-qualified) plans. The registered (or qualified) plans are of the defined contribution plan type (“DC Plans”) and the non-registered (or non-qualified) plans are both the defined contribution and defined benefit type (“DC SERP or DB SERP”). While tax contribution limits for the DC Plans differ between Canada and the U.S., Nutrien sets the 401(k) Savings Plan company limit equal to the Canadian DC Plan for the U.S. NEO (Michael J. Frank).

46

EXECUTIVE COMPENSATION

Summary of Retirement Arrangements

Magro, Douglas and Frank
DC Plan	• Nutrien contributes 6% of eligible earnings to the maximum imposed by the Income Tax Act (Canada). • Nutrien matches voluntary contributions at a rate of 50% to a maximum of 3% of eligible earnings.
DB SERP	• Provides a pension benefit of 2% of average of the three years’ highest earnings times years of service as an executive.
• Earnings are defined as salary in excess of DC Plan eligible earnings, plus actual incentive to a maximum of the target incentive.
• Earnings for the purpose of the DB SERPs are capped at $2,500,000 for the CEO and $1,000,000 for other NEOs.
• Nutrien’s practice is to not grant additional service credit except as needed to recognize the notice period in the event an NEO is terminated without cause.
• Total pension payable is further limited to 70% of final salary.

•     Normal retirement is age 60. Early retirement is available at age 55, however pension benefits are reduced by 6% for each year retirement occurs before age 60. Similarly, pension benefits are increased by 6% for each year retirement occurs after age 60.

• Benefits are paid for life with a spousal survivor pension of 60% of the NEO’s pension or a 15-year guarantee for an NEO without a spouse at retirement.

•     The original participants on inception of the plan (June 25, 2006) are fully vested; participants that entered the plan between inception and December 31, 2012 vest at a rate of 25% per year; while new participants after January 1, 2013 vest at 16.7% per year.

• The DB SERPs are unfunded; benefits are paid from Nutrien’s general revenues.
• DB SERPs for Canadian NEOs are secured through a letter of credit held by a third party trustee. DB SERPs for U.S. NEOs are not eligible for Canadian DB SERP security.

Tilk and Brownlee
DC Plan

•      Nutrien contributes a matching 5.5% of eligible earnings to the maximum imposed by the Income Tax Act (Canada) to the registered pension plan plus an additional 3% of eligible earnings to the savings plan.

•      Discretionary profit related contributions up to 3% of eligible pay are available. There was no profit sharing contribution for 2017.

DC SERP (Tilk)

•      Nutrien contributes 10% of eligible earnings, less registered DC pension plan contributions, for certain eligible Canadian executives hired after July 1, 2014, including Mr. Tilk.

•      Plan earnings are credited each month based on Government of Canada 10-Year bond rates.

•      Benefits vest after two years of service and are unfunded.

DB SERP (Brownlee)

•      Nutrien provides a DB pension benefit for certain pre-2014 PotashCorp Canadian executives, including Mr. Brownlee.

•      The formula is 5% of the average of the three highest years’ earnings times service to a maximum of 10 years, plus 2% of the average of the three highest years’ earnings times service in excess of 25 years to a maximum of 10 additional years. Different formulas apply to eligible pay and service for years after July 2009.

•     Benefits under the registered DC pension plan are offset from the otherwise calculated pension benefit.

•      Normal Retirement is age 65. Unreduced benefits are available at age 62. Reduced early retirement benefits are available at age 55.

•      Benefits are payable for the life of the participant, with optional joint and survivor or lump sum distributions options available.

•      Mr. Brownlee’s SERP is unfunded but secured through a letter of credit.

•     Accrued benefits generally vest at age 55 and were vested upon the Nutrien change in control.

47

EXECUTIVE COMPENSATION

Retirement Arrangements Value Disclosure

The following table presents the benefits accumulated under the DC Plans and DC SERP Plans as of December 31, 2017:

Name	Accumulated value at start of year (U.S.$)(1)	Compensatory (U.S.$)(1)	Accumulated value at year end (U.S.$)(1)
Magro	273,339	12,119	332,925
Tilk	365,469	158,679	570,673
Brownlee	1,571,496	10,099	1,820,092
Douglas	44,811	12,119	76,111
Frank	–	2,825	2,858

Note:

(1)	Canadian dollar accumulated value amounts have been converted from Canadian dollars to U.S. dollars using the Bank of Canada exchange rate on December 31, 2016 and 2017 of U.S.$1.00 = CAD$1.3427 and U.S.$1.00 = CAD$1.2545 respectively and the compensatory amounts at the 2017 annual average exchange rate of U.S.$1.00 = CAD$1.2986, with the exception of the amounts applicable to Michael J. Frank, to which no conversion rate was applied to his U.S. dollar amounts. Mr. Tilk’s accumulated value at the start of year converted to U.S. dollars based on exchange rate at time of monthly contributions.

The following table presents, as at December 31, 2017, accrued pension obligations and projected annual retirement benefits associated with the DB SERP payable to NEOs assuming the NEOs were to retire as of the stated dates:

Name	Number of years credited service(1) (#)	Annual benefits payable (U.S.$)			Opening Present Value of Defined Benefit Obligation(4)(7) (U.S.$)	Compensatory Change(5)(7) (U.S.$)	Non- Compensatory Change(6)(7) (U.S.$)	Closing Present Value of Defined Benefit Obligation(7) (U.S.$)
		At year end(7)	At age 60(2)(7)	At age 65(3)(7)
Magro	8.161	325,257	791,082	1,287,464	3,059,679	449,991	875,453	4,385,123
Tilk	3.500	–	–	–	–	–	–	–
Brownlee	35.000	728,546	728,546	728,546	13,056,972	(297,713)	(269,951)	12,489,308
Douglas	3.159	50,361	201,332	365,354	445,992	217,559	154,081	817,632
Frank	0.285	1,423	34,709	77,575	–	79,182	4,603	83,785

Notes:

(1)	None of the NEOs have been credited with additional years of service above the years of service actually provided to the Corporation. Mr. Brownlee’s years of credited service includes 11.6 years of service, from May 1977 to December 1988, with the government of Saskatchewan prior to the privatization of PotashCorp in 1989 and 26.4 years of service, from December 1988 to the present, with PotashCorp and predecessors. Under the Prior Canadian Supplemental Plan, credited service is capped at 35 years.

(2)	The normal retirement age for Agrium NEOs is 60. In order to participate in the Canadian DB SERP or U.S. DB SERP, as applicable, designated executives entered into agreements with the Corporation phasing out any severance benefits by the age of 60. The normal retirement age for PotashCorp NEOs is 65. Unreduced benefits are available at age 62.

(3)	The projected annual pension benefits are calculated assuming the highest average Excess Earnings remain unchanged from December 31, 2017.

(4)	The present value of defined benefit obligations is the actuarial value of projected benefits for service accrued to the date indicated. The calculation of the amounts shown in the table use actuarial assumptions and methods that are consistent with those used for calculating pension obligations disclosed in each legacy company’s consolidated financial statements. For key assumptions used, see the notes to each legacy company’s 2017 audited consolidated financial statements.

(5)	The amount related to service cost and compensation changes differs from the assumptions (as utilized for purposes of calculating pension obligations as disclosed in the Corporation’s audited consolidated financial statements).

(6)	The amount related to items such as interest on the obligation, the impact of changes in the discount rate assumption and changes in the U.S. exchange rate for Canadian-based executives.

(7)	Canadian dollar amounts have been converted from Canadian dollars to U.S. dollars using the Bank of Canada exchange rate on December 31, 2017 of U.S.$1.00 = CAD$1.2545, with the exception of the amounts applicable to Michael J. Frank, to which no conversion rate was applied as such amounts were in U.S. dollars.

48

EXECUTIVE COMPENSATION

NEO Contracts, Termination and Change in Control Benefits

Contract Provisions

The following highlights some of the key compensation terms in the NEO executive employment agreements relating to termination and change in control benefits:

Chuck V. Magro – President & Chief Executive Officer

Key provisions
Severance Period	Severance period is two years.
Termination without Cause or Resignation for Good Reason – not involving a Change in Control

Lump sum cash payment equal to:

•     monthly salary times the number of months in the severance period;

•     annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period;

•     the value of Nutrien’s contributions to the DC Plan for the severance period;

•     20% of salary in lieu of benefits; and

•      Nutrien’s cost of perquisites for the severance period.

Also entitled to:

•      DB SERP service credit equal in length to the severance period;

•      vesting and settlement of all outstanding PSUs held by the NEO, determined in accordance with the PSU/RSU Plan or Agrium Legacy PSU/RSU Plan (as applicable); and

•     vesting and expiry of Stock Options held by the NEO, determined in accordance with the Stock Option Plan or Agrium Legacy Stock Option Plan (as applicable).

Termination without Cause or Resignation for Good Reason – within two years of a Change in Control	• As above.
Restrictive covenants	• 12-month non-competition provision.
• 24-month non-solicitation provision.
Other

•     12-month holdback of severance payments (excluding annual incentive) to satisfy any recoupment or clawback requirements. Payment is conditional on compliance with the restrictive covenants during the 12-month period.

49

EXECUTIVE COMPENSATION

Jochen E. Tilk – Executive Chair

Key provisions

Severance Period	Severance period is two years.
Termination without Cause – not involving a Change in Control	Lump sum cash payment equal to:
• two years’ of then current base salary;
• two times average annual incentive received by the NEO in the two years prior to termination; and
• benefits for two years.
Also entitled to:
• continuation under Nutrien pension and SERI plans or other pension plans over the severance period;
• vesting and settlement of all outstanding PSUs held by the NEO, determined in accordance with the PSU/RSU Plan or the PotashCorp Legacy 2016 LTIP (as applicable); and
• vesting and expiry of Stock Options held by the NEO, determined in accordance with the Stock Option Plan, PotashCorp Legacy 2016 LTIP or PotashCorp Legacy Performance Option Plan (as applicable).
Termination without Cause or Resignation for Good Reason – within two years of a Change in Control	As above.

Restrictive covenants	• 24-month non-competition provision.
• 24-month non-solicitation provision.

50

EXECUTIVE COMPENSATION

Wayne R. Brownlee – Executive Vice President & Chief Financial Officer

Mr. Brownlee has an older (legacy) form of contract that was entered into in 1994:

Key provisions

Severance Period	Severance period is three years.
Termination without Cause or Resignation for Good Reason – within two years of a Change in Control	Lump sum cash payment equal to:
• three times NEO’s current base salary and average annual incentive for the last three years;
• the pro rata target bonus for the year in which the termination occurs; and
• the value of Nutrien’s contributions to the DC Plan for the severance period.
Also entitled to:
• a credit of three additional years of service under the Prior Canadian Supplemental Plan;

•   up to a three-year continuation of medical, disability and group term life insurance, provided that these benefits terminate upon obtaining similar coverage from a new employer or upon commencement of retirement pension benefits;

• accelerated vesting of all outstanding PSUs held by the NEO under the PSU/RSU Plan or the PotashCorp Legacy 2016 LTIP (as applicable);
• accelerated vesting of Stock Options held by the NEO under the Stock Option Plan, PotashCorp Legacy 2016 LTIP or PotashCorp Legacy Performance Option Plan (as applicable); and
• reimbursement for financial outplacement consulting services not to exceed $10,000.
Change in Control – no termination (single trigger)	Entitled to:
• accelerated vesting of all outstanding PSUs held by the NEO under the PSU/RSU Plan or the PotashCorp Legacy 2016 LTIP (as applicable); and
• accelerated vesting of Stock Options held by the NEO under the Stock Option Plan, PotashCorp Legacy 2016 LTIP or PotashCorp Legacy Performance Option Plan (as applicable).

51

EXECUTIVE COMPENSATION

Steve J. Douglas – Executive Vice President & Chief Integration Officer

Key provisions

Severance Period	Severance period is 18 months.

Termination without Cause or Resignation for Good Reason – not involving a Change in Control	Lump sum cash payment equal to:
• monthly salary times a maximum of 18 months;
• annual incentive at target, divided by 12 and times a maximum of 18 months;
• the value of Nutrien’s contributions to the DC Plan for a maximum of 18 months;
• 1% of salary in lieu of benefits for a maximum of 18 months; and
• Nutrien’s cost of perquisites for a maximum of 18 months.
Also entitled to:
• DB SERP service credit equal in length to a maximum of 18 months;
• vesting and settlement of all outstanding PSUs held by the NEO, determined in accordance with the PSU/RSU Plan or the Agrium Legacy PSU/RSU Plan (as applicable); and
• vesting and expiry of Stock Options held by the NEO, determined in accordance with the Stock Option Plan or the Agrium Legacy Stock Option Plan (as applicable).

Termination without Cause, or Resignation for Good Reason – within two years of a Change in Control	Lump sum cash payment equal to:
• monthly salary times the number of months in the severance period;
• annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period;

• the value of Nutrien’s contributions to the DC Plan for the severance period;

• 20% of salary in lieu of benefits; and

• Nutrien’s cost of perquisites for the severance period.

Also entitled to:

• DB SERP service credit equal in length to the severance period;

• vesting and settlement of all outstanding PSUs held by the NEO, determined in accordance with the PSU/RSU Plan or the Agrium Legacy PSU/RSU Plan (as applicable); and

• vesting and expiry of Stock Options held by the NEO, determined in accordance with the Stock Option Plan or the Agrium Legacy Stock Option Plan (as applicable).

Restrictive covenants	• 12-month non-competition provision.
• 12-month non-solicitation provision.

52

EXECUTIVE COMPENSATION

Michael J. Frank – Executive Vice President and President, Retail

Key provisions

Severance Period	Severance period is two years.
Termination without Cause or Resignation for Good Reason – not involving a Change in Control	Lump sum cash payment equal to: • monthly salary times the number of months in the severance period;
• annual incentive at target, prorated for the portion of the year worked, plus annual incentive at target for the severance period;
• the value of Nutrien’s contributions to the DC Plan for the severance period; and
• the cost to Nutrien of the Executive’s benefits for the severance period.
Also entitled to:
• DB SERP service credit equal in length to the severance period;

•   vesting and settlement of all outstanding PSUs held by the NEO, determined in accordance with the PSU/RSU Plan or Agrium Legacy PSU/RSU Plan (as applicable), except that the one-time transitional grant of PSUs in 2017 valued at $6,400,004 is accelerated and paid out at target as of the termination date; and

• vesting and expiry of Stock Options held by the NEO, determined in accordance with the Stock Option Plan or the Agrium Legacy Stock Option Plan (as applicable).

Termination without Cause, including Constructive Dismissal – within two years of a Change in Control	• As above.

Restrictive covenants	• 12-month non-competition provision.
• 24-month non-solicitation provision.

The Merger is a “change-in-control” for purposes of the NEO contracts described above and the Legacy Plans.

For information about the Stock Option Plan see “Schedule F – Summary of Nutrien Stock Option Plan”. For more information about the PSU/RSU Plan, see “Schedule G – Summary of Nutrien PSU/RSU Plan”. For information about the Agrium Legacy Incentive Compensation Plans, see “Schedule I – Summary of Agrium Legacy Incentive Compensation Plans”. For information about the PotashCorp Legacy Incentive Compensation Plans, see “Schedule K – Summary of PotashCorp Legacy Incentive Compensation Plans”.

53

EXECUTIVE COMPENSATION

Incremental Amounts Payable

The following table presents the incremental amounts payable to NEOs as of December 31, 2017 in the event of termination without cause (including constructive dismissal) or a change in control:(1)

	Termination Without Cause/Constructive Dismissal (U.S.$)	Termination/Constructive Dismissal Following a Change in Control (U.S.$)	Change in Control Without Termination (U.S.$)
Magro(2)
Salary/Annual Incentive	$5,994,420	$5,994,420	–
Benefits	$255,082	$255,082	–
Perquisites	$112,395	$112,395	–
Long-term Incentives
PSUs(3)	–	$8,478,910	–
Stock Options(4)	–	$9,859,427	–
Pension Benefits	$1,114,844	$1,114,844	–
Total Compensation	$7,476,741	$25,815,078	–
Tilk(2)
Salary/Annual Incentive	$3,964,289	$3,964,289	–
Benefits	$27,156	$27,156	–
Perquisites	–	–	–
Long-term Incentives
PSUs(3)	–	$4,910,319	–
Stock Options(4)	–	$1,705,340	–
Pension Benefits	$487,203	$487,203	–
Total Compensation	$4,478,648	$11,094,307	–
Brownlee(2)
Salary/Annual Incentive	$635,000	$3,091,000	–
Benefits	–	$31,952	–
Perquisites	–	$7,971	–
Long-term Incentives
PSUs(3)	–	$2,129,217	$2,129,217
Stock Options(4)	–	$782,115	$782,115
Pension Benefits	–	$24,593	–
Total Compensation	$635,000	$6,066,848	$2,911,332
Douglas(2)
Salary/Annual Incentive	$1,345,157	$1,614,189	–
Benefits	$89,677	$119,570	–
Perquisites	$20,825	$24,990	–
Long-term Incentives
PSUs(3)	–	$1,874,085	–
Stock Options(4)	–	$2,055,172	–
Pension Benefits	$407,790	$407,790	–
Total Compensation	$1,863,449	$6,095,796	–
Frank
Salary/Annual Incentive	$3,420,000	$3,420,000	–
Benefits	$40,000	$40,000	–
Perquisites	$38,800	$38,800	–
Long-term Incentives
PSUs(3)	$9,119,262	$9,119,262	–
Stock Options(4)	–	–	–
Pension Benefits	$185,545	$185,545	–
Total Compensation	$12,803,607	$12,803,607	–

Notes:

(1)	There are no incremental payments payable to Agrium or PotashCorp executives (including the NEOs) in the case of retirement, voluntary resignation or termination for cause.

(2)	For Canadian-based executives, compensation data (excluding long-term incentives for Agrium executives which are denominated in U.S. dollars) have been converted from Canadian dollars to U.S. dollars using the Bank of Canada exchange rate on December 29, 2017 of U.S.$1.00 = CAD$1.2545.

(3)	The value of PSU payouts is the estimated current value based on Nutrien’s opening share price on the NYSE on January 2, 2018 of U.S.$52.60 per common share and assumes vesting of PSUs (including PSUs credited as dividend equivalents) in accordance with the Agrium PSU/RSU Plan and PotashCorp Long-term Incentive Plan. In circumstances where a change in control is involved, PSUs will vest only in the event of termination without cause/constructive dismissal following a change in control (i.e., double trigger), with the exception of those held by Wayne Brownlee who is covered under a legacy agreement, which vest following a change in control (i.e., single-trigger). Since the Merger constituted a change in control, single-trigger PSUs outstanding as of January 1, 2018 vested.

54

EXECUTIVE COMPENSATION

(4)	The value of Stock Option payouts is the current in-the-money value based on Nutrien’s January 2, 2018 NYSE opening price of U.S.$52.60 and TSX opening price of CAD$65.23 (based on the stock exchange on which the original award was granted). The value of grants that were made in Canadian dollars have been converted at the December 29, 2017 exchange rate of U.S.$1.00 = CAD$1.2986 and assumes immediate full vesting of 100% of the Stock Options held by the NEO as of December 31, 2017. Actual payouts will vary depending upon Nutrien’s share price and the number of vested Stock Options held by the NEO. In circumstances where no change in control is involved, actual payouts will vary depending upon Nutrien’s share price and the number of vested Stock Options held by the NEO, with vesting to be determined in accordance with the Stock Option Plan (as applicable). In circumstances where a change in control is involved, Stock Options will vest only in the event of termination without cause/constructive dismissal following a change in control (i.e., double-trigger), with the exception of those held by Wayne Brownlee who is covered under a legacy agreement, which vest following a change in control (i.e., single-trigger). Since the Merger constituted a change in control, single-trigger Stock Options outstanding as of January 1, 2018 vested.

Equity Ownership

NEOs are expected to build and maintain a meaningful equity ownership in Nutrien within five years of their appointment. Under our Corporate Governance Framework, the equity ownership requirement as a multiple of base salary is five times for the President & CEO and Executive Chair and three times for the other NEOs. Nutrien common shares, vested DSUs and one-third of the number of PSUs held by the NEO for each year that such PSUs are tracking at or above the target level of achievement count towards the equity ownership requirement. The value of the Nutrien common shares will be assessed by reference to the higher of (i) the original common share issuance price, and (ii) the market value of the common shares. The value of PSUs will be based on market value. Stock Options do not count towards the equity ownership requirement. Each NEO currently meets the terms of the policy as it applies to him.

The following table sets out each of the NEOs equity ownership interest in the Corporation as of May 31, 2018:

Officer	Total Mandatory Equity Ownership Requirement (multiple of base salary)	Equity Ownership Requirement (U.S.$)(2)	Equity Ownership as at May 31, 2018			NEO’s Equity-at-Risk(1)
			Common Shares (#)	Vested DSUs (#)	Eligible PSUs (#)	Eligible Equity-at-Risk (U.S.$)			Multiple of Base Salary Based on Allowable Equity-at-Risk
						Common Shares	Vested DSUs (#)	PSUs

Chuck V. Magro	Five times	6,178,560	65,101	–	53,641	3,297,366	–	2,716,922	4.87

Jochen E. Tilk	Five times	4,636,237	40,582	43,302	–	2,055,478	2,193,261	–	4.58

Wayne R. Brownlee	Three times	1,905,000	162,967	–	–	12,551,718	–	–	19.77

Steve J. Douglas	Three times	1,737,720	40,000	–	11,856	2,026,000	–	600,526	4.53

Michael J. Frank	Three times	2,700,000	–	–	57,692	–	–	2,922,099	3.25

Notes:

(1)	Based on the closing price of the common shares on the NYSE on May 31, 2018, of U.S.$50.65.

(2)	For executives paid in Canadian dollars, base salaries have been converted from Canadian dollars to U.S. dollars using the Bank of Canada exchange rate on May 31, 2018 of U.S.$1.00 = CAD$1.2948.

Nutrien’s Securities Trading Policy prohibits directors and officers from entering into derivative or similar transactions with respect to their securities of the Corporation, holding their securities in a margin account or pledging their securities as collateral for loans, because such arrangements could reduce the risk of equity ownership by directors and officers and negate the alignment of interests of directors and officers with those of shareholders.

55

GENERAL INFORMATION

Section Five: General Information

Indebtedness of Directors, Officers and Employees

None of the current or former executive officers, directors or employees of the Corporation or any of our subsidiaries is indebted to the Corporation or any of our subsidiaries, including by way of a guarantee, support agreement, letter of credit or similar arrangement or understanding between the Corporation or any of our subsidiaries and another entity.

Interest of Informed Persons in Material Transactions

We are not aware of any material interest, direct or indirect, of any “informed” person of the Corporation (as such term is defined under applicable Canadian securities laws), any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the start of our most recently completed financial year or in any proposed transaction which has or would materially affect us or any of our subsidiaries.

Shareholder Proposals

Shareholder proposals to be considered for inclusion in the 2019 management proxy circular must be received by us on or before March 8, 2019 by email to corporatesecretary@nutrien.com, or by mail or courier to Nutrien Ltd., Suite 500, 122- 1st Avenue South Saskatoon, SK Canada S7K 7G3, Attention: Corporate Secretary.

Advance Notice By-Law

The Corporation has adopted a by-law relating to advance notice of nominations of the directors of the Corporation (the “Advance Notice By-Law”) which establishes a framework for advance notice of nominations of persons for election to the Board. The Advance Notice By-Law sets deadlines of a prescribed number of days before a shareholders’ meeting for a shareholder to notify us of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice By-Law applies at an annual meeting of shareholders or a special meeting of shareholders that was called to elect directors (whether or not also called for other purposes), and may be waived by the Board. It does not affect the ability of shareholders to requisition a meeting or make a proposal under the Canada Business Corporations Act.

In the case of an annual meeting of shareholders, notice to the Corporation pursuant to the Advance Notice By-Law must be given not less than 30 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date that is the earlier of: (i) the date that a notice of meeting is filed; and (ii) the date that the first public announcement of the date of the annual meeting was made (the “Notice Date”), notice may be given not later than the close of business on the 10th day following the Notice Date. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation pursuant to the Advance Notice By-Law must be given not later than the close of business on the 15th day following the Notice Date. As of the date of this circular, Nutrien had not received any additional director nominations for the meeting.

Contacting the Board

You can confidentially contact Nutrien’s Lead Director or the non-executive directors as a group, by writing to them at Nutrien’s corporate office. These envelopes will be delivered unopened. Please send the sealed envelope to our corporate head office, marked as follows:

Private and Strictly Confidential

Nutrien Ltd.

Suite 500, 122- 1st Avenue South

Saskatoon, SK Canada S7K 7G3

Attention: Lead Director

If you want to confidentially contact Nutrien’s Chair of the Audit Committee, please send your sealed envelope to the same address, marked as follows:

Private and Strictly Confidential

Attention: Chair of the Audit Committee

56

GENERAL INFORMATION

You can also contact Nutrien’s Board through our Corporate Secretary by sending an email to corporatesecretary@nutrien.com.

Other Matters

As of May 31, 2018, we know of no amendment, variation or other matter to come before the meeting other than the matters referred to above.

Directors’ Approval

The directors have approved the contents and mailing of this circular.

BY ORDER OF THE BOARD OF DIRECTORS

Robert A. Kirkpatrick Vice President & Corporate Secretary
June 6, 2018

57

SCHEDULE A DEFINITIONS

Schedule A – Definitions

401(k) Savings Plan	Nutrien’s qualified 401(k) Retirement Savings Plan for designated U.S. executives

Adjusted EBITDA	EBITDA plus exit costs, termination benefit costs, impairment charges/recoveries, transaction costs and takeover response costs minus loss (gain) on sale of assets and plant shutdown and closure and workforce reduction costs

Adjusted net earnings per share	Adjusted net earnings per share is calculated as net (loss) earnings from continuing operations before purchase price allocation and Merger and related costs net of tax divided by the weighted average number of diluted common shares

Agrium 2017 MD&A	Agrium’s management’s discussion and analysis for the year ended December 31, 2017

Agrium NEOs	Chuck V. Magro, Steve J. Douglas and Michael J. Frank

BAR	Nutrien’s business acquisition report dated February 20, 2018

Board	The Board of Directors of Nutrien Ltd.

BU	Business Unit

BU EBITDA	Net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization

CFROI	CFROI is the ratio of after-tax operating cash flow to average gross investment. After-tax operating cash flow is calculated by measuring operating income (net income before deducting income taxes and interest) and removing nonrecurring or unusual items, change in unrealized gains/losses on derivative instruments included in operating income, incentive award accruals, non-cash items such as depreciation and amortization and current income taxes. Average gross investment is calculated by measuring the average of total assets and making adjustments for amortization and depreciation, the fair value adjustment for certain investments, fair value of derivative instrument assets, cash and cash equivalents and certain current liabilities

CG&N Committee	Nutrien’s Corporate Governance & Nominating Committee

Chief Executive Officer, or CEO	Nutrien’s President & Chief Executive Officer

Chief Financial Officer, or CFO	Nutrien’s Chief Financial Officer

circular	This management proxy circular, including the schedules to this circular

Code	Nutrien’s Code of Ethics

Committees	The Audit Committee, the CG&N Committee, the SHE+S Committee and the HR&C Committee

common shares	The common shares of Nutrien Ltd.

Compensation Peer Group	The comparator group used in the determination of compensation for the Chief Executive Officer, Executive Chair, Chief Financial Officer, and other NEOs as described under “Section Four: Executive Compensation — Compensation Discussion & Analysis — Compensation Framework — Compensation Peer Group”

CSA	The Canadian Securities Administrators

CSA Rules	The rules of the Canadian Securities Administrators relating to governance practices and audit committees, including NP 58-201, NI 58-101 and NI 52-110

DB Plans	Nutrien’s Registered Defined Benefit Plan for Canadian-based executives and Nutrien’s 401(k) Savings Plan for U.S.-based executives

A1

SCHEDULE A DEFINITIONS

DB SERPs	Nutrien’s Defined Benefit Supplemental Executive Retirement Plans for Designated Executives

DC Plans	Nutrien’s Registered Defined Contribution Plan for Canadian-based executives and Nutrien’s 401(k) Savings Plan for U.S.-based executives

DC SERPs	Nutrien’s Defined Contribution Supplemental Executive Retirement Plans for Designated Executives

DSUs	Deferred Share Units

EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations, a non-IFRS financial measure

EDGAR	Electronic Data Gathering, Analysis, and Retrieval system www.sec.gov/edgar.shtml

Excess Earnings	Earnings used to determine DB SERP

Framework	Nutrien’s Corporate Governance Framework

Free Cash Flow

Cash used in operating activities before sustaining capital expenditures and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for Nutrien’s facilities

Free Cash Flow per Share, or FCF/share

Cash provided by operating activities excluding the impact of net changes in non-cash working capital less sustaining capital expenditures divided by the weighted average number of diluted common shares

Guidance relevant earnings per share	Net earnings (loss) adjusted for certain income (expenses) that are considered to be non-operational in nature divided by the weighted average number of diluted common shares

HR&C Committee	Nutrien’s Human Resources & Compensation Committee

IFRS	International Financial Reporting Standards

KPIs	Key Performance Indicators

Legacy Incentive Compensation Plans	The Legacy Incentive Compensation Plans of Agrium or PotashCorp providing for awards that are or may be settled in cash or shares, as described in “Schedule I — Summary of Agrium Legacy Incentive Compensation Plans” and “Schedule K — Summary of PotashCorp Legacy Incentive Compensation Plans”

Legacy Share-Settled Plans	The Legacy Share-Settled Plans of Agrium or PotashCorp providing for awards of Stock Options that must be settled in shares (not cash), as described in “Schedule I — Summary of Agrium Legacy Incentive Compensation Plans” and “Schedule K — Summary of PotashCorp Legacy Incentive Compensation Plans”

meeting	The annual meeting of shareholders to be held on Thursday, July 19, 2018, or any adjournment or postponement thereof

Merger	The plan of arrangement between Agrium and PotashCorp pursuant to which Agrium and PotashCorp combined their businesses to become indirect wholly-owned subsidiaries of the Corporation by way of a statutory plan of arrangement effective January 1, 2018

NEOs	Named Executive Officers for 2017, being the Chief Executive Officer, Executive Chair, Chief Financial Officer and the next two most highly compensated executive officers of the Corporation and its subsidiaries

NI 52-110	National Instrument 52-110 — Audit Committees

NI 58-101	National Instrument 58-101 — Disclosure of Corporate Governance Practices

notice of meeting	The notice of meeting accompanying this circular

NP 58-201	National Policy 58-201 — Corporate Governance Guidelines

A2

SCHEDULE A DEFINITIONS

Nutrien DSU Plan	Nutrien’s Directors’ Deferred Share Unit Plan

NYSE	New York Stock Exchange

NYSE Listing Standards	NYSE corporate governance requirements as set out in the NYSE’s Listed Company Manual

PotashCorp	Potash Corporation of Saskatchewan Inc.

PotashCorp 2017 MD&A	PotashCorp’s management’s discussion and analysis for the year ended December 31, 2017

PotashCorp Board	The Board of Directors of PotashCorp

PotashCorp HR&C Committee	The Human Resources and Compensation Committee of PotashCorp

PotashCorp Legacy Performance Stock Option Plans	The Performance Stock Option Plans implemented by PotashCorp effective January 1, 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015 (as applicable)

PotashCorp NEOs	Jochen E. Tilk and Wayne R. Brownlee

PSU Peer Group	The comparator group used to determine the performance vesting of the TSR component of PSUs granted under the PSU/RSU Plan, as described under “Section Four: Executive Compensation — Compensation Discussion & Analysis — Compensation Framework — PSU Peer Group”

PSU/RSU Plan	Nutrien’s Performance Share Unit and Restricted Share Unit Incentive Plan

PSUs	Performance Share Units

record date	June 6, 2018

RSUs	Restricted Share Units

SARs	Stock Appreciation Rights

SEDAR	System for Electronic Document Analysis and Retrieval www.sedar.com

SHE+S Committee	Nutrien’s Safety, Health, Environment + Security Committee

Stock Option Plan	Nutrien’s Stock Option Plan

Stock Options	Stock Options to acquire common shares

Total Shareholder Return, or TSR	Total shareholder return

Towers Watson	Willis Towers Watson

TSX	Toronto Stock Exchange

TSX rules	The requirements as set out in the TSX’s Company Manual

A3

SCHEDULE B LEGAL ADVISORIES

Schedule B – Legal Advisories

Forward-Looking Statements Advisory

Certain statements and other information included in this circular constitute “forward-looking information” or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, “forward-looking statements”). Forward-looking statements are typically identified by the words “believe”, “expect”, “estimate”, “would” and other similar expressions. All statements in this document other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to our expectations, estimates and analysis with respect to: our future earnings and our continued focus on growth in returns to shareholders; that we will continue to streamline our structure, costs and working capital and the expected benefits of such efforts and the timing thereof; our expectations with respect to our expansion projects, the scope, costs and timing of completion of such projects, and the impact of such projects on our operations and production; our expectation respecting performance of our business units/functions, our continued focus on financial targets and realization of expected synergies in connection with the Merger; our plans and expectations respecting our future Board and senior leadership structure; the timing of our 2019 annual meeting of shareholders; our expectations respecting the effect of our executive compensation program and our plans and expectations respecting our compensation-related plans and focus for 2018 and forward; and our assessment that there are no significant risks related to our compensation policies or practices that are likely to have a material adverse effect on Nutrien. Readers are cautioned not to place undue reliance on forward-looking statements, which involve known and unknown material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.

Forward-looking statements in this circular are intended to provide shareholders with information regarding Nutrien, including our assessment of future financial plans and outlook, and may not be appropriate for other purposes. Further, the forward-looking statements included in this circular are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Refer to the discussion in the Agrium 2017 MD&A and PotashCorp 2017 MD&A, respectively.

By their nature, forward-looking statements are subject to various risks and uncertainties which could cause Nutrien’s anticipated results and experience to differ materially from the anticipated results or expectations expressed. The key risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include risks set forth in Schedule “B” to our BAR, as well as in the Agrium 2017 MD&A and the PotashCorp 2017 MD&A. Additional information and other risk factors respecting the business and operations of Nutrien are detailed from time to time in Nutrien reports filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The BAR, the 2017 Agrium MD&A and the 2017 PotashCorp MD&A are available under each company’s respective corporate profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this circular as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

IFRS Advisory

Unless otherwise stated, historical financial information relating to Agrium and PotashCorp for 2017, 2016 and 2015 presented and discussed in this circular is prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

Non-IFRS Financial Measures Advisory

Certain financial measures used in this circular, including “guidance relevant earnings per share” and “free cash flow per share (FCF/share)”, in the case of Agrium, and “adjusted EBITDA” and “average annual cash flow return on investment (CFROI)”, in the case of PotashCorp, are not prescribed by, and do not have standardized meaning under, IFRS. Our method of calculation of the non-IFRS financial measures may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both Management and investors in measuring our financial performance and financial condition. In addition, certain of these non-IFRS financial measures are used for measuring performance and setting executive compensation. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. For a discussion of how these non-IFRS financial measures are calculated and their usefulness to users, including Management, as well as for a reconciliation of these non-IFRS financial measures, other than FCF/share, to the most directly comparable measures calculated in accordance with IFRS, please refer to the relevant 2017 MD&A and to the disclosure under the

B1

SCHEDULE B LEGAL ADVISORIES

headings “Agrium Results - Agrium Adjusted Net Earnings and Guidance Relevant Earnings Reconciliation” and “Potash Corporation of Saskatchewan Inc. - Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information” included in our press release dated February 5, 2018 announcing the fourth quarter 2017 results for Agrium and PotashCorp. A reconciliation of free cash flow to the most directly comparable measure calculated in accordance with IFRS is set forth below.

2017 Combined Free Cash Flow (in U.S.$ millions)	Agrium
Cash provided by operating activities from continuing operations	1,319
Sustaining capital expenditures	(423)
Change in non-cash working capital	15

Free Cash Flow	911

B2

SCHEDULE C BOARD OF DIRECTORS CHARTER

Schedule C – Board of Directors Charter

BOARD OF DIRECTORS CHARTER

Introduction

The Board of Directors (the “Board”) of Nutrien Ltd. (the “Corporation”) is responsible for the stewardship of the Corporation and the oversight of management and activities of the Corporation. It has the statutory obligation to act with a view to the best interests of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or diverse views to Board deliberations, they are not chosen to represent a particular constituency. In discharging his or her duties under this Charter, each member of the Board shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in the same circumstances.

Introduction	C1
Composition	C1
Chair	C1
Lead Director	C1
Meetings	C1
Responsibilities	C2
Other Matters	C3
Annex 1: Individual Director Terms of Reference	C4

The Board will discharge its responsibilities directly and through the Committees of the Board or individual members of the Board. Any responsibility not delegated to a Committee of the Board or an individual member of the Board remains with the Board.

Each director is responsible to provide constructive counsel regarding, and oversight of, the activities of the Corporation and management of the Corporation (“Management”), consistent with a director’s statutory and fiduciary obligations to the Corporation. The specific expectations and responsibilities of individual directors are set out in the Individual Director Terms of Reference which is attached as Annex 1 and incorporated by reference herein.

In this Charter, “Chair” means the Board Chair and includes an “Executive Chair” (if one is appointed); “Lead Director” means the Lead Director of the Board (if one is appointed); and “CEO” means the Chief Executive Officer of the Corporation.

Composition

At least a majority of the members of the Board shall be independent according to the independence standards established by the Board, and all applicable corporate and securities laws and stock exchange listing standards.

Chair

The Chair shall be appointed by the Board at the time of each annual meeting of the shareholders of the Corporation, and shall hold office until the next annual meeting of shareholders or until his or her successor is appointed.

Lead Director

If the Chair is not an independent director including by reason of the Chair being an Executive Chair, a Lead Director shall be appointed by the independent members of the Board at the time of the appointment of a Chair that is not an independent director, and shall hold office until the Chair becomes an independent director, the next annual meeting of shareholders, or until his or her successor is appointed.

Meetings

Directors are expected to attend, in person or via teleconference, video conference, or other electronic communications facilities that permits all participants to communicate adequately, all meetings of the Board and the Committees upon which they serve, to come prepared for the meeting, and to remain in attendance for the duration of the meeting.

The Board may invite such directors, officers, employees and external advisors of the Corporation as it may see fit from time to time to attend meetings of the Board and assist in the discussion and consideration of the duties of the Board.

The time at which and place where meetings of the Board shall be held, and the calling of the meetings and procedures at such meetings, shall be determined by the Board in accordance with the Corporation’s articles, by-laws, and applicable laws.

C1

SCHEDULE C BOARD OF DIRECTORS CHARTER

The agenda for each Board meeting shall be established by the Chair following consultation with the Lead Director (if appointed) and the CEO, taking into account suggestions from other members of the Board. Meeting materials and information shall, to the extent practicable, be distributed in advance of each meeting so as to provide adequate time for review.

The Chair will lead each Board meeting. If the Chair is not present at any Board meeting, the Lead Director (if appointed) will preside at the meeting. If neither the Chair nor the Lead Director (if appointed) are present at any Board meeting, one of the other members of the Board present at the meeting shall be chosen by the directors present at the meeting to preside as chair.

The Board will meet separately at its regularly scheduled meetings without any non-director members of Management present.

The independent directors will also meet separately at the Board’s regularly scheduled meetings without any non-independent directors and members of Management present. The Lead Director (if appointed) will lead such session. Likewise, each Committee will meet separately without Management present at each regularly scheduled meeting of the Committee.

Responsibilities

To fulfill its duties and responsibilities, the Board shall:

Board Processes

•	manage its own affairs, including plan its composition, select its Chair and/or Lead Director (as applicable, with the selection of the Lead Director to be made by the independent members of the Board only), nominate candidates for election to the Board, appoint members to the Committees of the Board, determine director compensation, determine independence of Board members, periodically discuss matters of interest separate from and independent of Management and the non-independent members of the Board, and (at least annually) assess the effectiveness of the Board, its Committees and Committee Chairs, the Chair, the Lead Director, and the individual directors in fulfilling their responsibilities;

Strategy, Goals, and Business Plan

•	participate, as a whole and through its Committees, with Management, in identifying and approving the objectives and goals of the Corporation as well as the associated risks, and the strategies by which Management proposes to reach those objectives and goals and mitigate such risks;

•	participate in the annual development and approval of a strategic planning process which takes into account, among other things, the opportunities and risks of the Corporation’s business;

•	oversee the execution of corporate strategy and management of risk, including a purposeful alignment of the strategy and risk management process;

•	annually review and approve the Corporation’s Business Plan, including annual capital and operating budgets, which supports the Corporation’s ability to meet its strategic objectives and implements the strategic plan;

•	monitor the Corporation’s progress towards its objectives and goals, including in light of changing circumstances;

Oversight of Safety, Health, Environmental and Security Matters

•	oversee the Corporation’s activities as they relate to safety, health, the environment and security and the integrity of the Corporation’s safety, health, environmental and security policies;

Risk Management

•	take reasonable steps to ensure that Management identifies and understands the principal risks of the Corporation’s businesses, implements appropriate measures to manage these risks, and achieves a proper balance between risk and returns;

Human Resources and Compensation

•	upon the recommendation of the Human Resources & Compensation Committee, appoint and replace, monitor performance, determine compensation, and provide advice and counsel on the execution of the duties of the CEO and Executive Chair (if appointed), with all such responsibilities to be discharged by the independent directors only;

C2

SCHEDULE C BOARD OF DIRECTORS CHARTER

•	annually approve the appointment of all other corporate officers, taking into consideration the advice of the CEO;

•	annually approve the financial, strategic, and operating Key Performance Indicators (“KPIs”) to be used in determining executive compensation;

•	to the extent feasible, satisfy itself as to the integrity of the CEO, Executive Chair (if appointed), and other executive officers and that they create a culture of integrity throughout the Corporation;

•	oversee the process that has been developed and implemented for executive succession;

Governance and Compliance

•	oversee the Corporation’s approach to corporate governance, including a set of corporate governance principles and guidelines (the “Corporate Governance Framework”) that are specifically applicable to the Corporation;

•	approve and monitor compliance with all significant policies, procedures, internal controls and management information systems by which the Corporation operates;

•	promote the Corporation’s diversity and inclusion initiatives;

Reporting to Shareholders

•	adopt a communications or disclosure policy for the Corporation and take reasonable steps to ensure that the Corporation has in place effective communication processes with shareholders and other stakeholders and with financial, regulatory, and other institutions and agencies as appropriate;

•	take reasonable steps to ensure that the financial performance of the Corporation is accurately and fairly reported to stakeholders on a timely, regular and non-selective basis, and in accordance with generally accepted accounting principles, applicable securities laws and stock exchange requirements;

•	take reasonable steps to oversee the timely reporting of any other developments that have a material impact on the Corporation; and

•	annually report to the shareholders on the Board’s stewardship for the preceding year.

The Board may perform such other functions as the Board deems necessary or appropriate for the performance of its responsibilities and duties.

Other Matters

Any security holder may contact the Board by email or by writing to the Board, c/o the Corporate Secretary. Matters relating to the Corporation’s accounting, internal accounting controls, or auditing matters will be referred to the Audit Committee.

At the Corporation’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants and advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant’s or advisor’s fees and other retention terms, and to direct the payment thereof.

Authority to make minor technical amendments to this Board Charter is hereby delegated to the Corporate Secretary, who will report any such amendments to the Board at its next meeting.

The Board’s performance and effectiveness shall be evaluated annually, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation, including progress on adopted recommendations, shall be reported to the Corporate Governance & Nominating Committee and to the Board.

On an annual basis, this Board Charter shall be reviewed and assessed, and any proposed changes shall be submitted to the Corporate Governance & Nominating Committee for review and recommendation, and then to the Board for consideration.

Date of Last Revision: N/A

C3

SCHEDULE C BOARD OF DIRECTORS CHARTER

ANNEX 1

INDIVIDUAL DIRECTOR TERMS OF REFERENCE

Introduction

These Terms of Reference are intended to identify the specific responsibilities and expectations of the individual members of the Board in order to enhance coordination and communication within the Board as well as between the Board and Management.	Introduction	C4
	Responsibilities and Expectations	C4
	Personal Characteristics	C5

Responsibilities and Expectations

Each director has the responsibility and is expected to:

Corporate Stewardship

•	act honestly and in good faith and to exercise business judgment that is in the best interests of the Corporation;

•	advance the interests of the Corporation and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Corporation;

•	provide constructive counsel to and oversight of Management, consistent with a director’s statutory and fiduciary obligations to the Corporation;

•	preserve the confidentiality of non-public and proprietary information; and

•	demonstrate a willingness and availability for individual consultation with the Chair, the Lead Director (if appointed) and the CEO.

Integrity and Loyalty

•	comply with the Corporation’s Code of Ethics and Corporate Governance Framework;

•	disclose to the Chair, the Lead Director (if appointed) and the Corporate Secretary, prior to the beginning of his or her service on the Board, any potential conflicts of interest so that a course of action can be determined to resolve any such conflicts before any interest of the Corporation is jeopardized;

•	promptly inform the Corporate Secretary, upon undertaking any new significant interests or relationships not previously disclosed, of such new interest and relationships and any potential conflicts of interest; and

•	disclose to the Chair, the Lead Director (if appointed) and the Corporate Secretary in advance of any Board vote or discussion, if the Board or a Committee of the Board is deliberating on a matter that may affect the director’s interests or relationships outside the Corporation, so that consideration can be given to the director’s abstention from discussion, abstention from voting, or other recusal.

Diligence

•	prepare for each Board and Committee meeting by reading the reports and background materials provided for the meeting; and

•	attend meetings of the Board and its Committees of which the director is a member, in person or via teleconference, videoconference, or other electronic communications facilities that permits all participants to communicate adequately with each other, and make all reasonable efforts to attend the annual meeting of shareholders.

Effective Communication

•	participate fully and frankly in the deliberations and discussions of the Board;

•	encourage free and open discussion of the Corporation’s affairs;

•	establish an effective, independent and respected presence and a collegial relationship with other directors;

•	focus inquiries on issues related to strategy, policy, and results;

C4

SCHEDULE C BOARD OF DIRECTORS CHARTER

•	respect the CEO’s role as the chief spokesperson for the Corporation and participate in external communications only in coordination with the CEO; and

•	indicate where appropriate, when conveying personal views in public, that his or her views are personal and do not represent the views of the Corporation or the Board.

Knowledge Acquisition

•	become generally knowledgeable of the Corporation’s business and its industry;

•	participate in director orientation and continuing education initiatives and programs, including opportunities to visit the Corporation’s operating facilities;

•	maintain an understanding of the regulatory, legislative, business, social, and political environments within which the Corporation operates; and

•	become acquainted with the senior managers and high potential candidates of the Corporation.

Personal Characteristics

Each director should possess the following personal characteristics and competencies in order to be considered for initial and continuing Board membership:

•	demonstrated integrity, professionalism, values and high ethical standards;

•	career experience, business knowledge, and sound judgment relevant to the Corporation’s business purpose, financial responsibilities, and risk profile;

•	understanding of fiduciary duty;

•	communication, advocacy, listening and consensus-building skills;

•	experience and abilities that complement those of other Board members so as to enhance the Board’s effectiveness and performance; and

•	willingness to devote sufficient time and energies to the work of the Board and its Committees.

C5

SCHEDULE D AUDIT COMMITTEE CHARTER

Schedule D — Audit Committee Charter

AUDIT COMMITTEE CHARTER

Introduction

The Audit Committee (the “Committee”) is established to assist the Board of Directors (the “Board”) of Nutrien Ltd. (the “Corporation”) in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes and the reviews and audits of the financial statements of the Corporation by monitoring: (i) the quality and integrity of the Corporation’s financial statements and related disclosures; (ii) the Corporation’s internal control systems, including internal control over financial reporting; (iii) specific elements of risk management (including all financial risk management) delegated to the Committee by the Board; (iv) the	Introduction	D1
	Composition	D1
	Committee Chair	D2
	Quorum	D2
	Meetings	D2
	Responsibilities	D2
	Other Matters	D6
Annex 1: Committee Chair
	Position Description	D7

qualifications and independence of the external auditors of the Corporation and the recommendation of the Board to shareholders for the appointment thereof; (v) the performance of the Corporation’s Internal Audit function and external auditors; and (vi) the Corporation’s compliance with legal and regulatory requirements with respect to matters within the Committee’s mandate and the Code of Ethics.

Management is responsible for preparing the consolidated financial statements of the Corporation and the external auditors are responsible for auditing those financial statements. Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all directors are subject under applicable laws or regulatory requirements.

In this Charter, “Committee Chair” means the Chair of the Committee; “Chair” means the Board Chair and includes an Executive Chair of the Corporation (if one is appointed); “Lead Director” means the Lead Director of the Board (if one is appointed); and “CEO” means the Chief Executive Officer of the Corporation.

Composition

The members of the Committee shall be appointed by the Board, on the recommendation of the Corporate Governance & Nominating Committee. Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a director. Subject to the above, each member of the Committee shall serve as a member of the Committee until the next annual meeting of shareholders after his or her appointment.

The Committee shall consist of not less than three and not more than eight members. Each Committee member shall be independent according to the independence standards established by the Board, and all applicable corporate and securities laws and stock exchange listing standards.

Each member of the Committee shall be “financially literate”, and at least one member of the Committee shall be designated as the “audit committee financial expert” and shall have “accounting or related financial management expertise”, in each case, as such qualification is interpreted by the Board in its business judgment and as defined by applicable legislation and regulations.

No member of the Committee shall serve on the audit committees of more than two other publicly listed companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and discloses such determination in the Corporation’s annual management proxy circular.

The Board may fill vacancies on the Committee from among its members, on the recommendation of the Corporate Governance & Nominating Committee. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in place.

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

The Corporate Secretary or such other person acceptable to the members shall act as Secretary to the Committee.

D1

SCHEDULE D AUDIT COMMITTEE CHARTER

Committee Chair

The Board, upon recommendation of the Corporate Governance & Nominating Committee, shall appoint a Committee Chair. The Committee Chair may be removed and replaced by the Board.

If the Committee Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to chair the meeting.

The Committee Chair shall have the duties and responsibilities set forth in Annex 1 which is incorporated by reference herein.

Quorum

Fifty percent of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members present at a meeting duly called and held.

Meetings

All Committee members are expected to attend, in person or via teleconference, video conference, or other electronic communications facilities that permits all participants to communicate adequately, all meetings of the Committee, to come prepared for the meeting, and to remain in attendance for the duration of the meeting. The powers of the Committee may be exercised by resolution in writing signed by all members of the Committee who would have been entitled to vote on that resolution at a meeting of the Committee.

The Committee may invite such directors, officers, employees and external advisors of the Corporation as it may see fit from time to time to attend meetings of the Committee and assist in the discussion and consideration of the duties of the Committee.

The time at which and place where the meetings of the Committee shall be held, and the calling of meetings and the procedure at such meetings, shall be determined by the Committee in accordance with the Corporation’s articles, by-laws, and applicable laws.

The Committee shall meet at each regularly scheduled Committee meeting alone without Management present, and shall meet separately with applicable senior Management, the external auditors, and the Chief Audit Executive.

Responsibilities

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, is responsible for the oversight in respect of the Corporation’s financial disclosure and accounting practices, internal control systems (including internal control over financial reporting), specific elements of risk management (including all financial risk management) delegated to the Committee by the Board, the external auditors, the Internal Audit function, and legal and regulatory compliance with respect to matters within the Committee’s mandate and the Code of Ethics.

To fulfill its duties and responsibilities, the Committee shall:

Financial Disclosure and Accounting

•	meet with Management and the external auditors to review and discuss, and to recommend to the Board for approval prior to public disclosure, the annual audited financial statements and the specific disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”);

•	meet with Management and the external auditors to review and discuss, and to approve prior to public disclosure, the unaudited quarterly financial statements, including the specific disclosures in the MD&A and quarterly interim reports (including annual guidance);

•	review and discuss with Management and the external auditors prior to public disclosure each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation’s future financial performance or prospects; and the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” information that is not in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”));

D2

SCHEDULE D AUDIT COMMITTEE CHARTER

•	review and discuss with Management and the external auditors, and recommend to the Board for approval prior to public disclosure:

•	the portions of the Annual Information Form containing significant information within the Committee’s mandate;

•	the portions of the Corporation’s annual management proxy circular containing significant information within the Committee’s mandate;

•	all financial statements included in prospectuses or other offering documents;

•	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

•	significant financial information, including “pro forma” or “adjusted” non-IFRS information respecting the Corporation contained in a publicly disclosed document (other than routine investor relations or similar communications);

•	review and discuss with Management and the external auditors (including those of the following that are contained in any report of the external auditors): (1) any analyses prepared by Management and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting principles in accordance with IFRS; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements; (3) all material alternative treatments of financial information within IFRS that have been discussed with Management, ramifications of the use of these alternative treatments, and the treatment preferred by the external auditors; and (4) other material communications between the external auditors and Management, such as any Management Representation Letter or Schedule of Unadjusted Differences;

•	review and discuss with Management and the external auditors significant accounting and reporting issues and understand their impact on the financial statements, including complex or unusual transactions and areas involving significant assumptions; major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Corporation, any significant issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of significant control deficiencies;

•	review and discuss with Management and the external auditors non-IFRS financial measures, as well as financial information and earnings guidance provided externally, including to analysts and rating agencies;

•	review with Management and the external auditors the results of the annual audit, including any restrictions on the scope of the external auditors’ activities or on access to requested information, and the resolution of any significant disagreements with Management;

•	review Management’s Internal Control Report and the related attestation by the external auditors of the Corporation’s internal controls over financial reporting; and

•	review with Management and the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, or material reports or inquiries from regulators or governmental agencies, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Internal Controls

•	assess the effectiveness of the Corporation’s internal control systems, including internal control over financial reporting and information technology strategy, risks and, in consultation with the Safety, Health, Environment + Security Committee, cyber security controls and related matters;

•	understand the scope of Internal Audit’s and the external auditors’ review of internal controls over financial reporting, and obtain reports on significant findings and recommendations, together with Management’s responses;

•	annually review the Corporation’s disclosure controls and procedures, including any significant deficiencies in or material non-compliance with such controls and procedures;

•	receive and review reports from the Corporation’s Disclosure Committee and periodically review the Corporation’s Disclosure Policy;

D3

SCHEDULE D AUDIT COMMITTEE CHARTER

•	review and discuss with the CEO and Chief Financial Officer their disclosures made during their annual and quarterly certification processes about significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves Management or other employees who have a significant role in the Corporation’s internal controls;

•	discuss with Management the Corporation’s material financial risk exposures and the steps Management has taken to monitor and control such exposures; and

•	review executive officers’ expenses and aircraft usage reports and periodically report to the Corporate Governance & Nominating Committee thereon, as appropriate.

Risk Management

•	regularly review with Management the Corporation’s material risks within the Committee’s scope (i.e. the principal financial risks facing the Corporation and any other risks specifically delegated to the Committee by the Board), the assessment of those risks, and how they are being managed or mitigated; and

•	monitor and review at least annually Management processes and controls designed to identify, assess, monitor and manage the risks referred to above.

Internal Audit

•	review with Management, the external auditors, and Internal Audit (and if appropriate, approve) the Charter, plans, activities, and organizational structure of the Internal Audit function;

•	review the significant findings prepared by Internal Audit and recommendations issued by any external party relating to Internal Audit issues, together with Management’s response thereto;

•	ensure there are no unjustified or inappropriate restrictions or limitations on the functioning of the Internal Audit function, or on access to requested information;

•	review the adequacy of the resources of Internal Audit to ensure the effectiveness, objectivity and independence of the Internal Audit function;

•	review and concur on the appointment, replacement, or dismissal of the Chief Audit Executive (or such individual in a similar capacity or position who performs a substantially similar function); and

•	review the performance and effectiveness of the Internal Audit function.

External Audit

•	meet with the external auditors prior to the annual audit to review (and if appropriate, approve) the proposed audit scope, approach and staffing (including coordination of audit efforts with Internal Audit) and budget;

•	monitor the progress of the annual audit;

•	obtain feedback about the conduct of the external audit from key employees engaged in the process;

•	when applicable, review the annual post-audit letter from the external auditors and Management’s response thereto and follow-up in respect of any identified weakness;

•	at least annually, obtain and review a report by the external auditors describing: (i) the external auditors’ internal quality control procedures, and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

•	annually receive from the external auditors, and review, a report on items required to be communicated to the Committee by applicable rules and regulations;

•	annually review the independence of the external auditors, including their formal written statement of independence delineating all relationships between the external auditors and the Corporation, review all such relationships, and consider applicable auditor independence standards and take any decisions and actions that are necessary and appropriate where the Committee becomes aware of the potential for a conflict (or the reasonable perception of a conflict) between the interests of the external auditors and the interests of the Corporation;

D4

SCHEDULE D AUDIT COMMITTEE CHARTER

•	annually evaluate the performance of the external auditors, including the lead audit partner, and report to the Board on its conclusions regarding the external auditors and recommendation to shareholders for appointment of the external auditors;

•	investigate and consider whether any action is required if the external auditors resign;

•	ensure the rotation of the lead audit partner having primary responsibility for the audit as required by applicable law; and

•	set clear hiring policies for partners, employees and former partners and employees of the present and former external auditors.

Oversight in Respect of Audit and Non-Audit Services

•	subject to confirmation by the external auditors of their compliance with Canadian and U.S. regulatory requirements, be directly responsible (subject to Board confirmation) for the appointment of the external auditors for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation’s shareholders at each annual meeting;

•	be directly responsible (subject to Board confirmation) for the approval of fees to be paid to the external auditors for audit services, and shall pre-approve the retention of the external auditors for any permitted non-audit service to the Corporation;

•	be directly responsible for the retention and oversight of the services of the external auditors (including resolution of disagreements between Management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (with the external auditors reporting directly to, and being accountable to, the Committee);

•	have the sole authority to pre-approve all audit services and all permitted non-audit services to the Corporation, provided that the Committee need not approve in advance non-audit services where:

•	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of fees paid by the Corporation to the external auditors during the fiscal year in which the non-audit services are provided; and

•	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

•	such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

•	have the sole authority to delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting. If the Committee approves an audit service within the scope of the engagement of the external auditors, such audit service shall be deemed to have been pre-approved for purposes of this section.

Compliance

•	establish procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and institute and oversee any special investigations as needed;

•	review with the Chief Legal Officer (or such individual in a similar capacity or position who performs a substantially similar function) the Corporation’s significant compliance policies and any legal matters or reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

•	review the effectiveness of the system for monitoring compliance with laws and regulations (including those with respect to anti-fraud and anti-bribery) and the results of Management’s investigations and follow-up of any instances of non-compliance that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

•	review the process for communicating the Corporation’s Code of Ethics to the Corporation’s personnel and monitoring compliance therewith; and

D5

SCHEDULE D AUDIT COMMITTEE CHARTER

•	report annually to shareholders describing the Committee’s composition, responsibilities and how they were discharged, and any other information required by applicable legislation or regulation, including approval of non-audit services.

The Committee may perform such other functions as the Committee deems necessary or appropriate for the performance of its responsibilities and duties.

Delegation

The Committee may from time to time delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee and shall also carry out such other duties that may be delegated to it by the Board from time to time.

Other Matters

At the Corporation’s expense, the Committee may retain, when it considers it necessary or desirable, outside consultants and advisors to advise the Committee independently on any matter. The Committee shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to establish or review a consultant’s or advisor’s fees and other retention terms, and to direct the payment thereof.

The Corporation will provide appropriate funding, as determined by the Committee, for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Authority to make minor technical amendments to this Charter is hereby delegated to the Corporate Secretary, who will report any amendments to the Committee at its next meeting.

The Committee’s performance and effectiveness shall be evaluated annually, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board. The results of that evaluation, including progress on adopted recommendations, shall be reported to the Corporate Governance & Nominating Committee and to the Board.

On an annual basis, this Committee Charter shall be reviewed and assessed, and any proposed changes shall be submitted to the Corporate Governance & Nominating Committee for review and recommendation, and then to the Board for consideration.

Date of Last Revision: N/A

D6

SCHEDULE D AUDIT COMMITTEE CHARTER

ANNEX 1

AUDIT COMMITTEE CHAIR POSITION DESCRIPTION

The Committee Chair shall provide overall leadership to enhance the effectiveness of the Committee and be responsible to:

•	set the “tone” for the Committee and its members to foster ethical and responsible decision making, appropriate oversight of Management and appropriate corporate governance practices;

•	encourage free and open discussion at meetings of the Committee;

•	schedule and set the agenda for Committee meetings with input from other Committee members, the Chair, Lead Director (if appointed) and Management as appropriate;

•	facilitate the timely, accurate and proper flow of information to and from the Committee, and arrange sufficient time during Committee meetings to fully discuss agenda items;

•	report to the Board following each meeting of the Committee on the activities, findings and any recommendations of the Committee;

•	provide advice and counsel to the senior members of Management in the areas covered by the Committee’s mandate;

•	proactively encourage training and education of the Committee and its members in areas falling within the Committee’s mandate;

•	ensure that Committee members understand the boundaries between the Committee and Management responsibilities;

•	organize the Committee to function independently of Management and ensure that the Committee has an opportunity to meet in separate regularly scheduled closed sessions without Management present, and with or without internal personnel or external advisors as needed or appropriate;

•	lead the Committee in monitoring and evaluating, in consultation with the Corporate Governance & Nominating Committee, the performance and effectiveness of the Committee as a whole and the contributions to the Committee of individual directors; and

•	take all other reasonable steps to ensure that the responsibilities and duties of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

D7

SCHEDULE E HUMAN RESOURCES & COMPENSATION COMMITTEE WORK PLAN

Schedule E — Human Resources & Compensation Committee Work Plan

Agenda Items	Feb	May	Jul	Dec	As Needed	Board Action
Executive Chair (EC) Performance and Compensation
Evaluate EC performance in prior fiscal year	✓					A
Recommend EC annual incentive target, base salary and long-term equity incentive allocations for current fiscal year	✓					A
Chief Executive Officer (CEO) Performance and Compensation
Evaluate CEO performance in prior fiscal year against goals	✓					A
Review CEO pay-for-performance analyses	✓					I
Review pay position relative to Compensation Peer Group	✓					I
Recommend CEO annual incentive target, base salary and long-term equity incentive allocations for current fiscal year	✓					A
Review update on CEO goal achievement year to date			✓	✓		I
Review and approve proposed CEO performance goals and objectives for pending fiscal year				✓		A
Senior Executive Performance and Compensation (other than CEO)
Review and approve annual incentive pools for prior year’s performance including payouts to senior executives	✓					A
In consultation with the CEO, review and approve key performance indicators for senior executives for current fiscal year	✓					A
Review pay position relative to Compensation Peer Group	✓					I
Recommend the senior executives’ annual incentive targets, base salaries and long-term equity incentive allocations for current fiscal year	✓					I
Review update on achievement of key performance indicators and corporate performance goals		✓	✓	✓		I

Comprehensive review of trends in termination and change in control practices, senior executive contract provisions, and incremental and aggregate payments pursuant to officer contracts and corporate policies and programs

				✓		I
Recommend appointment and compensation of new executive officers					✓	A
Review and monitor compliance with senior executive equity ownership guidelines			✓	✓		I
Compensation and Benefit Programs and Design
Review and recommend executive compensation philosophy, Compensation and PSU Peer Groups			✓			I
Review status of pension plan investment performance and administration			✓			I
Recommend significant changes to compensation plans or benefit programs					✓	A
Review U.S. retirement savings plans audits (in conjunction with Audit Committee)			✓			I
Scheduled review of program and/or plan design changes for pending fiscal year				✓		I
Approve budgets related to salary increases, payouts related to annual incentive programs and maturing PSU payouts	✓					A
Approve budgets related to current year PSU and RSU grants as well as Stock Option grants to all participants	✓					A
Monitor performance metrics, estimated payouts and dilution related to annual incentive and long-term incentive plans	✓	✓	✓	✓		I
Annual in camera session with Executive Vice President, Human Resources				✓		I
Succession Planning
Review CEO and senior executive succession planning, management structure and development			✓			I
Review staff succession planning and leadership development			✓			I
Review organizational changes					✓	I
Review Workforce Strategy including Employee Diversity and Inclusion Strategy			✓			I
Governance
Review trends and current developments related to executive compensation			✓	✓		I

Assess whether executive compensation plans, policies, programs and specific arrangements for senior executives align with the Corporation’s executive compensation philosophy, strategy and principles, taking into account Nutrien’s risk profile

				✓		I
Recommend Other risk categories assigned to the Human Resources & Compensation Committee					✓	A
Review Labour relations environment			✓			I
Review of compensation consultant independence and performance				✓		I
Review and approve CD&A and compensation disclosure for inclusion in management proxy circular		✓				A
Review of HR&C Committee Charter		✓				I

A - Approve, I – Information Only

E1

SCHEDULE F SUMMARY OF NUTRIEN STOCK OPTION PLAN

Schedule F — Summary of Nutrien Stock Option Plan

This section presents prescribed disclosure concerning the Stock Option Plan as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements. The Stock Option Plan and the Legacy Share-Settled Plans are the only share-based compensation arrangements of the Corporation providing for the issuance of common shares from treasury of the Corporation for purposes of the TSX rules. No further awards may be granted under the Legacy Plans.

The shareholders are being asked to ratify and approve the Stock Option Plan at the meeting. See “Section Two: Business of the Meeting – Stock Option Plan and Grant of Stock Options”.

Description of Stock Option Plan
Eligibility

Granted at the discretion of the HR&C Committee, subject to the specific provisions of the Stock Option Plan, the Corporation’s Framework and the Corporation’s HR&C Committee Charter.

An eligible participant is any current officer or employee of the Corporation or its affiliates who is eligible to receive Stock Options under the Stock Option Plan. Non-executive directors are not eligible to participate.

Number of Securities Issuable and Issued as at May 31, 2018

Assuming the Stock Option Plan and the grants to key executives are approved at the meeting as described in “Section Two: Business of the Meeting – Stock Option Plan and Grants of Stock Options”:

•   Plan Fixed Maximum – the plan fixed maximum under the Stock Option Plan is 19,750,000 common shares, representing 3.14% of the common shares outstanding.

•   Total Stock Options Exercised Since Stock Option Plan Inception – no common shares have been issued under the Stock Option Plan.

•   Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan – 1,875,162 common shares are issuable on exercise of Stock Options that have been granted and remain outstanding under the Stock Option Plan, representing 0.30% of the common shares outstanding.

•   Number of Common Shares Underlying Outstanding Awards under the Stock Option Plan Available for Future Grants – the total number of common shares that are reserved for issuance upon the exercise of Stock Options and that remain available for future Stock Option grants under the Stock Option Plan is 17,874,838 common shares, representing 2.84% of the common shares outstanding.

Common shares underlying Stock Options that are not exercised are available for future Stock Option grants. Common shares underlying Stock Options that are exercised are not available for future Stock Option grants and the plan reserve declines by the number of common shares underlying the Stock Options.

Burn Rates	For information about the three-year historical burn rates under the Legacy Share-Settled Plans see “Section Two: Business of the Meeting – Stock Option Plan and Grant of Stock Options – Burn Rates”.
Insider Participation Limits

No Stock Options shall be granted to any participant if such grant, together with any other previously-established share-based compensation arrangement of the Corporation, could result in:

•   the number of common shares issuable to insiders at any time pursuant to Stock Options and any other share-based compensation arrangements exceeding 10% of the issued and outstanding common shares; and

•   the issuance to insiders, within a one-year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

F1

SCHEDULE F SUMMARY OF NUTRIEN STOCK OPTION PLAN

Exercise Price and Fair Market Value

The exercise price of any Stock Option shall in no circumstances be lower than the fair market value of the common shares on the date on which the Stock Option is granted.

Fair market value is based on the volume-weighted average trading price of the common shares on the New York Stock Exchange on the business day immediately preceding such date.

Vesting	Stock Options generally vest 25% on the first, second, third and fourth anniversaries of the date of grant.
Exercise Period and Term

Stock Options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock Options will generally have a scheduled expiry date of 10 years from the date of grant of the Stock Option. In no event will a Stock Option have a scheduled expiry date of later than 10 years from the date of the grant.

Settlement	Stock Options may be settled by cash settlement or, if approved by the Corporation, by a broker-assisted “cashless exercise” or a “net exercise” arrangement.
Circumstances Involving Cessation of Entitlement to Participate
Retirement

Stock Options credited to the participant in the years before retirement continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Stock Options credited to the participant in the year of retirement, pro-rated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest in accordance with their terms and must be exercised by the earlier of their scheduled expiry date and the end of the calendar month in which the 5th anniversary of the date of retirement occurs.

Resignation without Good Reason

Stock Options credited to the participant that are unvested as of the termination date automatically terminate and are forfeited.

Stock Options credited to the participant that are vested as of the termination date must be exercised by the earlier of their scheduled expiry date and the end of the 3rd calendar month following the termination date.

Termination without Cause or Resignation for Good Reason - No Change in Control Involved	Stock Options credited to the participant as of the termination date that are unvested continue to vest until the earlier of their expiry date and the severance date, and must be exercised by the end of the 3rd calendar month following the severance date.
Change in Control

Stock Options do not vest on a change in control unless:

•    the successor company fails to continue or substitute the Stock Options; or

•    the participant is terminated without cause or resigns for good reason within two years following the change in control.

Vested Stock Options must be exercised by their expiry date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting.

Termination with Cause	Stock Options, vested or unvested, automatically terminate and are forfeited.
Other
Assignability

Stock Options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a Stock Option to i) a spouse, ii) a trustee acting on behalf of the participant, iii) a corporation, partnership or trust controlled by the participant or by their immediate family, iv) a legal representative controlled by the participant or their spouse, or v) registered retirement vehicles of the participant.

Amending Provisions

Subject to the restrictions below, the HR&C Committee may amend, suspend, or discontinue the Stock Option Plan, and amend or discontinue any Stock Options granted under the Stock Option Plan, at any time, provided that no such amendment may materially and adversely affect any previously granted Stock Option without the consent of the participant, except to the extent required by applicable law.

F2

SCHEDULE F SUMMARY OF NUTRIEN STOCK OPTION PLAN

Without limiting the foregoing, the HR&C Committee can amend the Stock Option Plan, and the terms of any Stock Option granted under the Stock Option Plan, without obtaining shareholder approval, to:

•    amend the vesting provisions in circumstances involving the death, disability, retirement or termination of participants;

•    amend the provisions relating to a change in control;

•    amend the termination provisions (other than with respect to matters requiring shareholder approval as described below);

•    amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•    add any form of financial assistance;

•    amend a financial assistance provision which is more favorable to eligible participants;

•    make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Stock Option Plan to:

•    reduce the exercise price or cancel and reissue Stock Options or other entitlements so as to in effect reduce the exercise price;

•    change the manner of determining the exercise price so that the exercise price is less than the fair market value on the grant date;

•    extend the term of a Stock Option beyond its original expiry date (except as may be imposed by a trading blackout);

•    increase the fixed maximum number of common shares reserved for issuance (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•    revise the insider participation limits;

•    permit Stock Options to be transferred or assigned other than in accordance with the existing provisions;

•    include non-executive directors as eligible participants; or

•    amend the amending provisions.

Financial Assistance	The Corporation does not provide financial assistance to plan participants in connection with the Stock Option Plan.
Recoupment	Stock Options are subject to recoupment or clawback by the Corporation under the Recoupment Policy of the Corporation.
Adjustments	The Stock Option Plan includes adjustment provisions.
Trading Blackout

Where a Stock Option expires during, or within 10 business days after a trading blackout period imposed by the Corporation, then the Stock Option shall expire 10 days after the blackout period is lifted.

F3

SCHEDULE G SUMMARY OF NUTRIEN PSU/RSU PLAN

Schedule G — Summary of Nutrien PSU/RSU Plan

The PSU/RSU Plan was implemented by the Board effective January 1, 2018 to provide for awards of PSUs and RSUs of Nutrien. The following provisions apply in the event that the participant ceases to be entitled to participate in the PSU/RSU Plan.

Circumstances Involving Cessation of Entitlement to Participate
PSUs
Retirement

PSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

PSUs credited to the participant in the year of retirement, pro-rated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Termination without Cause or Resignation for Good Reason – No Change in Control Involved

PSUs credited to the participant on the termination date, pro-rated to reflect the period between the start of the applicable performance period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable performance period(s), based on actual achievement of the applicable performance metric for each performance period.

Change in Control

PSUs do not vest on a change in control unless:

• the successor company fails to continue or substitute the PSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the date of the change in control; or

• the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested PSUs held by the participant in his or her account as of the termination date.

The date of the change in control or the termination date (as applicable) is the measurement date for purposes of calculating performance.

In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

Circumstances Involving Cessation of Entitlement to Participate
RSUs
Retirement

RSUs credited to the participant in the years before retirement continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

RSUs credited to the participant in the year of retirement, pro-rated to reflect the period between the start of the year of retirement and the month of retirement, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Termination without Cause or Resignation for Good Reason – No Change in Control Involved

RSUs credited to the participant on the termination date, pro-rated to reflect the period between the start of the applicable restricted period(s) and the month of the severance date, continue to vest and are settled and paid in cash at the end of the applicable restricted period(s).

Change in Control

RSUs do not vest on a change in control unless:

• the successor company fails to continue or substitute the RSUs, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the date of the change in control; or

• the participant is terminated without cause or resigns for good reason within two years of the change in control, in which case the participant is entitled to receive a cash payment equal to the fair market value of the vested RSUs held by the participant in his or her account as of the termination date.

The HR&C Committee has the authority, in connection with a change in control, to accelerate vesting and settlement.

G1

SCHEDULE H HISTORICAL INFORMATION RELATING TO AGRIUM INC.

Schedule H — Historical Information Relating to Agrium Inc.

Section One: Agrium Director Compensation

Agrium Director Compensation Program

The director compensation program of Agrium was paid in the form of an annual retainer and fees, payable in cash and/or deferred share units (“Agrium DSUs”) under the Agrium Directors’ Consolidated DSU Plan. Agrium DSUs were notional units that had the same value as Agrium common shares. The Agrium DSUs and Agrium Director’s Consolidated DSU Plan had substantially the same terms as the Nutrien DSUs and Nutrien DSU Plan which are described on page 18.

The Agrium CG&N Committee annually reviewed director compensation using the same peer group as used to benchmark Agrium’s executive compensation, based on advice of its independent compensation consultant, Towers Watson. Agrium director compensation was generally targeted near the median of Agrium’s Compensation Peer Group. See “Section Two – Agrium Executive Compensation – Agrium Compensation Framework” below for more information about Agrium’s compensation peer group.

Agrium non-executive (independent) director compensation was comprised of an annual retainer and fees, payable in cash and/or Agrium DSUs. Chuck Magro, Agrium’s Chief Executive Officer, was not entitled to additional compensation for performance of director duties. The compensation arrangements for non-executive directors in 2017 was as follows:

Type of Fee	Amount (U.S.$)

ANNUAL RETAINER

Board Chair Annual Retainer (inclusive of all meeting fees)	$440,000

Board Members Annual Retainer	$210,000

Committee Annual Retainer	$3,500 per committee

Committee Chair Annual Retainer (except Audit and HR&C Committee Chairs)	$9,000

Audit Committee Chair Annual Retainer	$20,000

HR&C Committee Chair Annual Retainer	$15,000

ATTENDANCE FEES

Board and Committee Meetings (except Audit)	$1,000 per meeting

Audit Committee Meetings	$1,500 per meeting

Travel Allowance(1)	$1,000

Note:

(1)	A travel allowance of U.S.$1,000 was paid to each non-executive director who travels out of his or her province or state of residence to a meeting site.

Agrium 2017 Summary of Director Compensation

Agrium Director Compensation Table

The following director compensation table sets out the compensation earned by each individual who served as a director of Agrium during the year ended December 31, 2017:

	Fees Earned(1)(2)	All other Compensation(3) (U.S.$)	Total (U.S.$)
Director	(U.S.$)

Clark	$266,000	$6,101	$272,101

Everitt	$253,500	$23,134	$276,634

Girling	$237,000	$125,746	$362,746

Horner	$237,000	$97,824	$334,824

Hubbs	$239,000	$12,509	$251,509

Magro	N/A	N/A	N/A

McLellan	$241,000	$77,871	$318,871

Pannell	$447,000	$77,914	$524,914

Schmidt	$248,000	$22,015	$270,015

Simon	$91,417	$5,223	$96,640

H1

SCHEDULE H HISTORICAL INFORMATION RELATING TO AGRIUM INC.

Notes:

(1)	Includes the directors’ annual retainers, attendance fees and travel allowances paid in cash and the grant date fair value paid in Agrium DSUs.

(2)	The number of Agrium DSUs granted is calculated by dividing the cash value of the retainer to be exchanged for Agrium DSUs by the average closing price of an Agrium common share on the NYSE over the 10 trading days prior to the conversion date. For the 2017 grants, the Agrium DSU grant date fair value was U.S.$95.36 (Q1), U.S.$92.30 (Q2), U.S.$107.53 (Q3) and U.S.$111.93 (Q4). The amounts reported exclude Agrium DSUs credited as dividend equivalents.

(3)	Amounts reported consist of Agrium DSUs credited as dividend equivalents that were not factored into grant date fair value.

The following table provides a breakdown of the annual retainers and fees paid to Agrium directors in respect of service provided in 2017 as identified in the “Fees Earned” column of the Agrium director compensation table (above):

Director	Board, Committee and Committee Chair Retainers (U.S.$)	Board and Committee Attendance Fees (U.S.$)	Travel Allowance (U.S.$)	Total Payable (U.S.$)	Percentage of Fees and Retainers Taken in Agrium DSUs	Total Fees and Retainers Taken in Cash (U.S.$)	Grant Date Fair Value of Total Fees and Retainers Taken in Agrium DSUs(1)(2) (U.S.$)
Clark	$237,000	$20,000	$9,000	$266,000	50%	$133,000	$133,000
Everitt	$232,000	$16,500	$5,000	$253,500	50%	$126,750	$126,750
Girling	$217,000	$20,000	$0	$237,000	100%	$0	$237,000
Horner	$217,000	$15,000	$5,000	$237,000	30%	$174,000	$63,000
Hubbs	$217,000	$15,000	$7,000	$239,000	100%	$0	$239,000
Magro	N/A	N/A	N/A	N/A	N/A	N/A	N/A
McLellan	$226,000	$15,000	$0	$241,000	50%	$120,500	$120,500
Pannell	$440,000	$0	$7,000	$447,000	50%	$223,500	$223,500
Schmidt	$226,000	$15,000	$7,000	$248,000	100%	$0	$248,000
Simon	$90,417	$0	$1,000	$91,417	50%	$45,708	$45,708

Notes:

(1)	Amounts reported are the grant date fair value of the total fees and retainers taken as Agrium DSUs. See note (2) to the Agrium director compensation table for a description of the calculation of grant date fair values.

(2)	Amounts reported exclude Agrium DSUs credited as dividend equivalents.

Outstanding Agrium DSUs

The following table provides details regarding the aggregate value as at December 31, 2017 of Agrium DSUs granted to individuals who served as directors of Agrium during 2017:

Director	Number of Unredeemed Agrium DSUs(1) (#)	Market Value of Unredeemed Agrium DSUs(2)(3) (U.S.$)
Clark	2,577	$296,338
Everitt	7,512	$863,922
Girling	38,138	$4,385,882
Horner	28,941	$3,328,230
Hubbs	5,082	$584,463
Magro	N/A	N/A
McLellan	23,460	$2,697,932
Pannell	24,090	$2,770,380
Schmidt	7,915	$910,201
Simon	0	$0

Notes:

(1)	All Agrium DSUs vest on the date of grant. The amounts reported include Agrium DSUs credited as dividend equivalents.

(2)	The amounts reported represent Agrium DSUs which were vested but not redeemed as of December 31, 2017 and include Agrium DSUs credited as dividend equivalents.

(3)	Market value of unredeemed Agrium DSUs was determined by reference to the closing price of Agrium common shares on the NYSE on December 31, 2017 of U.S.$115.00 per common share.

H2

SCHEDULE H HISTORICAL INFORMATION RELATING TO AGRIUM INC.

Agrium DSU Awards – Value Vested or Redeemable During the Year

The following table provides details regarding the outstanding Agrium DSUs that vested and were redeemed or redeemable during the year ended December 31, 2017. Agrium DSUs were only redeemable when the director left the Agrium board of directors.

Director	Agrium DSUs – Value vested and earned during the year(1)(2) (U.S.$)	Agrium DSUs – Value redeemed or redeemable during the year(3) (U.S.$)
Clark	$158,221	$0
Everitt	$170,913	$0
Girling	$414,486	$0
Henry	$130,432	$3,673,427
Horner	$184,538	$0
Hubbs	$286,197	$0
Magro	N/A	N/A
McLellan	$226,857	$0
Pannell	$344,093	$0
Schmidt	$307,442	$0
Simon	$61,878	$181,501

Notes:

(1)	Value of Agrium DSUs was determined by reference to the closing price of the Agrium common shares on the NYSE on December 31, 2017 of U.S.$115.00 per common share.

(2)	The amounts reported represent the value of all Agrium DSUs granted in 2017 and include Agrium DSUs credited as dividend equivalents.

(3)	Value of Agrium DSUs was determined by reference to (a) the value redeemed for those Agrium DSUs redeemed during 2017 and (b) the closing price of the Agrium common shares on the NYSE on December 31, 2017 of U.S.$115.00 per common for those Agrium DSUs that were redeemable but not redeemed during 2017. In both instances, the amounts reported include Agrium DSUs credited as dividend equivalents.

Agrium Board and Committee Attendance

During 2017, the Agrium Board and Committees held the following number of meetings:

	Number of Meetings Held During 2017	Attendance
Board Meetings	6	98%
Audit Committee	6	94%
Corporate Governance & Nominating Committee	4	100%
Human Resources & Compensation Committee	4	92%
Environment, Health, Safety & Security Committee	4	100%

During 2017, the attendance of the nominee directors who served as Agrium directors during the year was as follows:

	Agrium Board Meetings		Agrium Committee Meetings								Agrium Total Meetings
			Audit		CG&N		EHS&S		HR&C
Director	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
Clark	6	100%	6	100%	–	–	–	–	4	100%	16	100%
Everitt	5	83%	5	83%	–	–	–	–	3	75%	13	81%
Girling	6	100%	6	100%	4	100%	–	–	–	–	16	100%
Hubbs	6	100%	–	–	4	100%	4	100%	–	–	14	100%
Magro(1)	6	100%	–	–	–	–	–	–	–	–	6	100%
McLellan	6	100%	–	–	–	–	4	100%	4	100%	14	100%
Pannell(2)	6	100%	–	–	–	–	–	–	–	–	6	100%
Schmidt	6	100%	–	–	4	100%	4	100%	–	–	14	100%

Notes:

(1)	Mr. Magro was not a member of any Committee, but attended all Committee meetings.

(2)	Mr. Pannell was not a member of any Committee, but attended all Committee meetings.

Merger-Related Director Compensation Decisions

Outstanding DSUs under Agrium’s DSU Plan that were vested prior to the effective date of the Merger were adjusted to reflect the conversion into awards denominated in Nutrien DSUs.

H3

SCHEDULE H HISTORICAL INFORMATION RELATING TO AGRIUM INC.

Section Two: Agrium Executive

Compensation

Agrium Compensation Framework

There were three primary components of Agrium’s executive compensation program: base salary, annual incentive and long-term incentive. Incentive plan target amounts were set as a percentage of base salary and reviewed and approved annually by Agrium’s HR&C Committee based on the competitive analysis conducted by its independent consultant. Additional detail on each of the foregoing elements and its purpose within Agrium’s executive compensation program for 2017 is described in the following table.

BASE SALARY - 23%

•   Paid in cash

•   Reviewed annually with changes effective March 1st

•   Reflects knowledge, skills and responsibilities of the executive

•   Attraction and retention tool to maintain competitiveness; set to reflect market value, individual performance and experience, as well as recognize internal equity

ANNUAL INCENTIVE - 23%

•   Paid in cash and value was based on performance over the year

•   At-risk compensation to motivate successful execution of annual goals related to Agrium’s strategy

•   Maximum upside opportunity of two times target incentive

•   Metrics, weighting and performance standards determined annually based on strategic and annual business plans

•   Payouts are determined based on actual performance relative to pre-determined goals and are not guaranteed

LONG-TERM INCENTIVES - 54%

StockOptions

•   Overlapping stock option awards aligned executives with the creation of shareholder value for as long as a ten-year period

•   Rewards were a function of share price appreciation

•   Vested 25% per annum over four years on anniversary of grant

•   Attraction and retention tool

PSUs

•   Cash-settled with a three-year performance period

•   Overlapping awards aligned executives with the creation of shareholder value over successive three-year periods

•   Payouts were a function of share price, dividends, relative TSR and free cash flow (FCF)/share(1) performance over a three-year period

•   Performance multiplier had a threshold performance level and a maximum of two times the initial grant

Note:

(1)	FCF/share is a financial measure not prescribed by IFRS. Refer to “Schedule B – Legal Advisories – Non-IFRS Financial Measures Advisory”.

Other elements of Agrium’s compensation framework included insurance, health, welfare and post-retirement benefits, perquisites, employment agreements and retirement arrangements.

H4

SCHEDULE H HISTORICAL INFORMATION RELATING TO AGRIUM INC.

Agrium’s executive compensation peer group was used to benchmark companies with which Agrium competed for talent for the purpose of setting competitive compensation levels. The peer group utilized by Agrium in establishing 2017 executive compensation was comprised of the following companies:

• AGCO Corporation • Air Products and Chemicals, Inc. • Archer Daniels Midland Company • Ashland Inc. • Bunge Ltd. • Celanese Corporation • CF Industries Holdings Inc.	• Deere & Company • Eastman Chemical Co. • Ecolab Inc. • FMC Corporation • Huntsman Corporation • Monsanto Company • Potash Corporation of Saskatchewan Inc.	• PPG Industries Inc. • Praxair Inc. • The Mosaic Company • The Scotts Miracle-Gro Company • The Sherwin-Williams Company

Agrium established its compensation levels for the Agrium NEOs based on the 50th percentile of the total direct compensation (salary plus annual incentive plus long-term incentive) of its compensation peer group.

Agrium maintained executive compensation in home currency (Canadian based NEOs were paid in Canadian dollars and U.S. based NEOs were paid in U.S. dollars). As the NEOs’ compensation was based on a predominately U.S. peer group and market data, competitive compensation levels were determined in U.S. dollars. For those Canadian-based NEOs who are paid in Canadian dollars, compensation was converted to Canadian dollars using a 12-month trailing exchange rate and adjustments to compensation, in the form of increases or decreases to equity awards, were made to maintain competitive compensation levels.

Agrium Annual Incentive Plan

Each Agrium NEO’s annual incentive opportunity was determined by performance in up to three components:

1.	Agrium’s overall enterprise-level performance;

2.	Business Unit or Function performance (excluding the CEO); and

3.	Individual performance.

Agrium Performance		Business Unit/Function Performance		Individual Performance
Performance criteria and assessment applied to all Agrium NEOs		Performance criteria and assessment varied based on Business Unit/Function Did not apply to the CEO		Performance criteria and assessment varied based on individual objectives and achievements
Target opportunity x Performance score	+	Target opportunity x Performance score	+	Target opportunity x Performance score

Agrium assessed Agrium and the Business Unit/Function performance based on financial, operational and project completion KPIs, as well as safety, health and environment and people-related KPIs. Goals, including performance ranges for each metric, were established at the beginning of the year based on Agrium’s annual business plan. At the end of the year, each component, which contained several KPIs, was calculated independently and the payout was the resulting cumulative total. However, the Agrium HR&C Committee had the right to set a maximum level of payout depending on Agrium’s financial results and other business factors as it deemed appropriate.

H5

SCHEDULE H HISTORICAL INFORMATION RELATING TO AGRIUM INC.

If the threshold performance standard was attained, 50% of the target payout for that KPI was earned. If target performance standard was attained, 100% of the target payout for that KPI was earned. The maximum payout for any KPI was 200% of target, which was earned when the maximum performance standard was attained or surpassed. If threshold level performance was not attained the payout for that KPI was zero.

Agrium Long-Term Incentive Overview

The long-term incentive program provided the Agrium NEOs with an opportunity to receive variable compensation contingent on Agrium’s long-term performance. Agrium’s annual long-term incentive grant was comprised of Agrium PSUs (50% of the annual long-term incentive grant) and Agrium Stock Options and SARs (50% of the annual long-term incentive grant).

Agrium Stock Options vested 25% per annum over four years on the anniversary of grant and expired after 10 years. Holders of Agrium Stock Options had the option to buy Agrium common shares from treasury at the exercise price or to receive the appreciated value in cash. Agrium SARs were issued to recipients outside of Canada in lieu of Agrium Stock Options. Holders of Agrium SARs received the appreciated value in cash.

Agrium PSUs had a three-year performance period with 50% of the Agrium PSU award being based on FCF/share performance relative to a three-year target derived from Agrium’s strategy and business plan and 50% being based on TSR performance relative to Agrium’s PSU peer group. The Agrium PSUs were cash settled with dividend equivalents accruing and also being cash settled at the end of the performance period.

The Agrium PSU peer group in 2017 was comprised of the following companies:

• AGCO Corporation • Archer Daniels Midland Company • Bunge Limited • CF Industries Holdings Inc. • Compass Minerals International Inc. • Deere & Company • E.I. du Pont de Nemours and Company	• FMC Corporation • Incitec Pivot Ltd. • Ingredion Incorporated • Intrepid Potash, Inc. • Israel Chemicals Ltd. • K+S AG • Monsanto Company	• Potash Corporation of Saskatchewan Inc. • Sociedad Química y Minera de Chile S.A. • Syngenta AG • The Mosaic Company • Yara International ASA

At the end of the three-year performance period, Agrium’s relative TSR performance was compared to that of the peer companies. Performance was assessed on (a) annual results in the case of grants made in 2017 and (b) quarterly results in the case of grants made in 2016, in each case averaged over the performance period. Similarly, each year, FCF/share was compared to the target for that year and a score was determined. The average of the scores in the performance period was used to calculate the vesting multiplier which was applied to both the original grant and the dividend equivalents.

H6

SCHEDULE H HISTORICAL INFORMATION RELATING TO AGRIUM INC.

For Agrium PSUs that vested based on relative TSR, if Agrium’s TSR was negative over the three-year performance period, payouts were capped at target, no PSUs would payout for ranking below the 25th percentile and the maximum payout multiplier of 200% of target was earned when the maximum performance ranking was at or above the 75th percentile.

Agrium 2017 Annual Incentive

Agrium’s performance objectives are tied to the core financial, safety and environment, people and operational goals in the company’s annual business plan. The following table presents the performance for the Agrium component of the annual incentive.

Strategic area and associated performance metrics	Target	Result	Unweighted Performance	Weighting	Weighted Performance
1. Environmental, Health, Safety & Security: Reinforce Agrium’s safety culture and targets
Safety	Various targets	Above expectations	162%	15%	24%
2. People: Foster a highly engaged and collaborative workforce
Diversity	Diversity targets achieved	Above threshold	75%	20%	27%
Culture initiative	New culture cascaded	Maximum achieved	200%
3. Financial Returns: Meet consolidated financial targets
Guidance relevant earnings per share(1) (U.S.$)	$4.50	$4.55	105%	30%	40%
Cash flow from operations (U.S.$M)	$1,200	$1,319	160%
4. Growth: Progression of major capital projects and growth plans
Major projects and Retail growth plan	Various targets	Generally above targets	150%	25%	38%
5. Operational Excellence: Continuously improve the base business and manage costs
Multiple excellence objectives	Various targets	Generally above targets	186%	10%	19%
Overall Agrium Performance Multiplier					148%

Note:

(1)	Guidance relevant earnings per share is a financial measure not prescribed by IFRS. Refer to “Schedule B - Legal Advisories – Non-IFRS Financial Measures Advisory”.

The performance score for the Agrium component of the annual incentive was 148%; where a score of 100% represents attainment of the KPI goals.

2017 Agrium Annual Incentive Payouts

Performance Area	Details	Magro	Douglas	Frank
Agrium	Target Incentive (% of salary)	101.25%	40%	45%
	Performance Multiplier (0%-200%)	148%	148%	148%
	Amount (U.S.$)(1)	$1,825,373	$337,774	$149,850
Business Unit/ Function	Target Incentive (% of salary)	N/A	20%	22.5%
	Performance Multiplier (0%-200%)	N/A	185%	150%
	Amount (U.S.$)(1)	N/A	$211,109	$75,938
Individual	Target Incentive (% of salary)	33.75%	20%	22.5%
	Performance Multiplier (0%-200%)	200%	150%	160%
	Amount (U.S.$)(1)	$822,241	$171,169	$81,000
Totals	Target Incentive (% of salary)	135%	80%	90%
	Incentive Result (% of target)	161%	158%	152%
	Amount (U.S.$)(1)	$2,647,614	$720,052	$306,788

Note:

(1)	Canadian dollar denominated incentives converted from Canadian dollars to U.S. dollars using a 2017 annual average exchange rate of U.S.$1.00 = CAD$1.2986.

H7

SCHEDULE H HISTORICAL INFORMATION RELATING TO AGRIUM INC.

In addition to the foregoing amount, Mr. Douglas also received a one-time discretionary transaction award in connection with the completion of the Merger. For details with respect to the amounts earned by each of the Agrium NEOs under Agrium’s Annual Incentive Plan see “Section Four: Executive Compensation – 2017 Executive Compensation – Summary Compensation Table” in the circular.

Agrium 2017 Long-Term Incentive Compensation

Agrium 2017 Long-Term Incentive Awards

Half of the awards granted were in the form of Agrium PSUs and half in the form of Agrium Stock Options. See “Schedule I – Summary of Agrium Legacy Incentive Compensation Plans” for the conditions and terms attached to the Agrium 2017 long-term incentive awards.

Agrium 2017 Long-Term Incentive Payouts

In 2015, the Agrium HR&C Committee approved PSU awards for the Agrium NEOs that vested subject to relative TSR and FCF/share performance over a three year period. The performance period ended on December 31, 2017 and Agrium’s TSR performance ranked at the 65th percentile which resulted in a performance multiplier of 172%. The FCF/share performance resulted in a performance multiplier of 103%. The combined performance factor was 137.5% and applied to the PSUs and dividend equivalents attributable to that performance period for all Agrium NEOs. Award payouts were made in early 2018.

Merger-Related Executive Compensation Decisions

The following Merger-related compensation actions were taken by Agrium in 2017:

•	The Agrium board of directors confirmed that the Merger triggered the change in control provisions in Agrium’s executive agreements, annual incentive plan and long-term incentive plans;

•	The approach to measuring the attainment of the performance vesting criteria under the short-term incentive plan was approved;

•	Outstanding equity-based awards under Agrium’s long-term incentive plans that were not exercised and/or settled prior to the effective date of the Merger were adjusted to reflect the conversion into awards denominated in Nutrien common shares; and

H8

SCHEDULE H HISTORICAL INFORMATION RELATING TO AGRIUM INC.

•	The performance metrics applicable to outstanding legacy Agrium PSUs granted in 2016 and 2017 under the Agrium PSU/RSU Plan with performance periods ending in 2018 and 2019 respectively were changed from relative TSR and FCF/share performance to relative TSR and a performance metric to incentivize synergies at Nutrien for the remaining post-Merger period.

The following Merger-related compensation actions were taken by Nutrien in 2018:

•	The long-term incentive plans and outstanding legacy Agrium awards granted under those plans that were not exercised and/or settled prior to the effective date of the Merger were assumed by Nutrien on substantially the same terms and conditions (including as to the type of award).

Section Three: Additional Agrium Information

Agrium External Auditor Service Fees (By Category)

The following table sets out the fees billed to Agrium by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2017 and 2016. During these years, KPMG LLP was Agrium’s only external auditor:

	Year Ended December 31
Category	2017	2016
	CDN $	CDN $
Audit Fees(1)	$4,201,500	$4,855,700
Audit-Related Fees(2)	$10,000	$9,000
Tax Fees(3)	$440,200	$215,800
All Other Fees(4)	$65,000	NIL
Total	$4,716,700	$5,080,500

Notes:

(1)	For professional services rendered by KPMG LLP for the audit and review of the company’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the company’s financial statements, and are not included in Audit Fees.

(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2017 and 2016 in the amounts of $326,200 and $93,000, respectively.

(4)	For professional services rendered by KPMG LLP for cyber security risk assessment.

H9

SCHEDULE I SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Schedule I – Summary of Agrium Legacy Incentive Compensation Plans

Effective as of the closing of the Merger, the Corporation assumed the Legacy Incentive Compensation Plans of Agrium and the outstanding awards issued under the Legacy Incentive Compensation Plans. The following information relates to the Agrium Legacy Incentive Compensation Plans.

Agrium Legacy Stock Option / TSAR Plan

This section presents prescribed disclosure concerning Agrium’s Amended and Restated Stock Option / Tandem Stock Appreciation Rights (TSAR) Plan (the “Agrium Legacy Stock Option Plan”) as required under Form 51-102F5 — Information Circular and TSX Company Manual Section 613 — Security-Based Compensation Arrangements. The Agrium Legacy Stock Option Plan is Agrium’s only share-based compensation arrangement for purposes of the TSX rules.

No further awards may be issued under the Agrium Legacy Stock Option Plan. Legacy awards will continue to vest and be exercised or settled until all Stock Options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy Stock Option Plan will be terminated.

The following information is given as of December 31, 2017, and does not give effect to the conversion of common shares of Agrium into common shares of Nutrien that was completed as part of the Merger:

Description of Agrium Legacy Stock Option Plan
Eligibility

Granted at the discretion of the board.

Eligible participants include:

•   for Stock Options granted on or before December 31, 2014, any officer or employee;

•   for Stock Options granted on and after January 1, 2015, executive officers; and

•   for Stock Options granted on and after January 1, 2016, executive officers or certain other members of senior leadership.

Non-executive directors are not eligible. No Stock Options are held by non-executive directors.

Number of Securities Issuable and Issued as at December 31, 2017

As at December 31, 2017, there were 138,165,765 outstanding common shares of Agrium. As at December 31, 2017:

Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the Agrium Legacy Stock Option Plan, including common shares that have been issued upon the exercise of Stock Options since inception of the Agrium Legacy Stock Option Plan, when combined with any other security-based compensation arrangement of the corporation, is 18,650,625 common shares, representing 13.5% of the common shares outstanding;

Total Stock Options Exercised Since Plan Inception – a total of 11,784,095 Stock Options have been exercised under the Agrium Legacy Stock Option Plan since its inception in 1994, representing 8.53% of the common shares outstanding;

Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual Stock Options that have been granted and remain outstanding under the Agrium Legacy Stock Option Plan is 4,806,507 common shares, representing in the aggregate 3.48% of the common shares outstanding; and

Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future Stock Option grants is nil.

Common shares underlying Stock Options that are not exercised or that are terminated on the exercise of TSARs are not available for future Stock Option grants.

In 2017, 444,084 Stock Options were granted, representing 0.32% of common shares outstanding.

I1

SCHEDULE I SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Burn Rates

For information about the three-year historical burn rates under the Agrium Legacy Stock Option Plan see “Section Two: Business of the Meeting – Stock Option Plan and Grant of Stock Options – Burn Rates”.

Insider Participation Limits

The maximum number of common shares in respect of which Stock Options have been granted to any one optionee pursuant to any security-based compensation arrangement of the corporation and which remain outstanding shall not exceed 5% of the outstanding common shares as at the date of the grant of the Stock Option.

The maximum number of common shares which are issuable to insiders at any time pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the common shares as at the date of the grant of the Stock Option.

The maximum number of common shares which may be issued to insiders within a one-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 10% of the outstanding common shares as at the date of the grant of the Stock Option.

The maximum number of common shares which may be issued to any one insider within a one-year period pursuant to any security-based compensation arrangement of the corporation shall not exceed 5% of the outstanding common shares as at the date of the grant of the Stock Option.

Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the Stock Options.

Vesting	Unless otherwise determined by the board at the time of grant, Stock Options vest 25% on the first, second, third and fourth anniversaries of the date of grant.
Exercise Period and Term

Stock Options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock Options will generally have a scheduled expiry date of 10 years from the date of grant of the Stock Option.

In no event will a Stock Option have a scheduled expiry date of later than 10 years from the date of the grant.

Calculating Market Appreciation of SARs

Stock Options granted on or before December 31, 2014 may be granted with TSARs. The ability to grant TSARs with Stock Options was eliminated effective January 1, 2015.

Where TSARs are exercised by the optionee, a cash amount (less withholdings) is payable to the optionee equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise. The amount payable on exercise of a TSAR is different for non-U.S. and U.S. taxpayers. For non-U.S. taxpayers, the amount payable is the highest price on the day of exercise. For U.S. taxpayers, the amount payable is the closing price on the day of exercise. On exercise of a TSAR, the related option is cancelled.

Ability to transform Stock Options to SARs	Stock Options may not be transformed by the corporation into TSARs involving the issuance of securities from treasury.
Circumstances Involving Cessation of Entitlement to Participate
For Stock Options Granted On or Before December 31, 2012 (which vested on the effective date of the Merger (January 1, 2018)):
Mandatory Retirement Before Age 65	Stock Options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of mandatory retirement.
Retirement Age 60 or Older	Stock Options continue to vest in accordance with their terms and must be exercised by their expiry date.
Retirement Age 55 to 59 (with 20 years’ service)	Stock Options continue to vest in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of retirement.

I2

SCHEDULE I SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Retirement Age 55 to 59 (without 20 years’ service)	Stock Options continue to vest for 60 days post-retirement in accordance with their terms and must be exercised by the earlier of the expiry date and four years following the date of retirement.
Resignation without Good Reason

Stock Options continue to vest for 60 days following the date of resignation in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of resignation.

Termination Without Cause (including Constructive Dismissal) – not involving a Change in Control	Stock Options vest on the date of termination in accordance with their terms and must be exercised by the earlier of the expiry date and one year following the severance date.
Change in Control	Stock Options vest at the time of the change in control and must be exercised by the earlier of the expiry date and any expiry date set by a resolution of the board.
Termination with Cause or any Other Termination, other than upon a Change in Control

Unvested Stock Options continue to vest for 60 days following termination in accordance with their terms and must be exercised by the earlier of the expiry date and 60 days following the date of termination.

Circumstances Involving Cessation of Entitlement to Participate
For Stock Options Granted On or After January 1, 2013:
Retirement Age 60 or Older	Stock Options continue to vest in accordance with their terms and must be exercised by their expiry date.
Retirement Age 55 to 59	Unvested Stock Options as of the date of retirement are forfeited. Vested Stock Options must be exercised by the earlier of the expiry date and five years following the date of retirement.
Resignation without Good Reason	Unvested Stock Options as of the date of resignation are forfeited. Vested Stock Options must be exercised by the earlier of the expiry date and 90 days following the date of resignation.
Termination Without Cause (including Constructive Dismissal) – not involving a Change in Control	Unvested Stock Options continue to vest until the severance date. Vested Stock Options must be exercised by the earlier of the expiry date and 90 days following the severance date.
Change in Control

Stock Options do not vest on change in control unless:

•   the successor company fails to continue or substitute the Stock Options; or

•   the Stock Options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested Stock Options must be exercised by their expiry date.

Termination with Cause	All vested and unvested Stock Options as of the date of termination are forfeited.
Other Terms
Assignability

Stock Options are non-transferable and non-assignable except as follows: non-U.S. taxpayers may transfer a Stock Option to i) a spouse, ii) a trustee acting on behalf of the optionee, iii) a corporation, partnership or trust controlled by the optionee or by the optionee’s immediate family, iv) a legal representative controlled by the optionee or optionee’s spouse, or v) registered retirement vehicles of the optionee.

I3

SCHEDULE I SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Amending Procedure

Subject to the restrictions below, the board may amend, suspend, or discontinue the Plan, and amend or discontinue any Options granted under the Plan, at any time, provided that no such amendment may alter or impair any previously granted Option without the consent of the holder. Without limiting the foregoing, the board can amend the Plan, and the terms of any Stock Option granted under the Plan, without obtaining shareholder approval, to:

•   amend the vesting provisions in circumstances involving the retirement, termination, death, or disability of optionees;

•   amend the provisions relating to a change in control;

•   amend the termination provisions (other than to extend the expiry date of the term (except as may be imposed by a trading blackout) in circumstances that would require shareholder approval, as described below);

•   amend the eligibility requirements of eligible participants which would have the potential of broadening insider participation (other than to include non-executive directors as eligible participants that would require shareholder approval, as described below);

•   add any form of financial assistance;

•   amend a financial assistance provision which is more favourable to eligible participants;

•   add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares;

•   add a deferred or restricted share unit or any other provision which results in eligible participants receiving securities while no cash consideration is received by the corporation; or

•   make other amendments of a housekeeping nature.

Shareholder approval is required to amend the Agrium Legacy Stock Option Plan to:

•   increase the share reserve (including to change from a fixed maximum number of shares to a fixed maximum percentage of shares);

•   change the manner of determining the exercise price so that it is below the market price at grant;

•   include non-executive directors as eligible participants;

•   amend the assignment and transfer provisions; or

•   amend the amending provisions.

Shareholder approval is required to amend Stock Options granted under the Agrium Legacy Stock Option Plan to:

•   reduce the exercise price or cancel and reissue Stock Options so as to in effect reduce the exercise price;

•   extend the expiry date of the term (except as may be imposed by a trading blackout); and

•   permit Stock Options to be transferred or assigned other than in accordance with the existing provisions.

Financial Assistance	The corporation does not provide financial assistance to participants in relation to Stock Options.
Recoupment	Stock Options are subject to recoupment or clawback by the corporation
Adjustments

The number of Stock Options granted may be adjusted in the event of a corporate reorganization or change in control.

With respect to Stock Options granted on or before December 31, 2012, the optionee may vote or otherwise participate in change in control transactions on the same basis as if their vested and unvested Options had been exercised.

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit optionees to exercise all of their Stock Options subject to and conditional upon the completion of such transaction.

Trading Blackout	Where the Stock Option expires during, or within five trading days after a trading blackout period, then the Stock Option shall expire 10 days after the blackout period is lifted.

I4

SCHEDULE I SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Agrium Legacy Stock Appreciation Rights (SAR) Plan

This section describes certain provisions of Agrium’s Amended and Restated Stock Appreciation Rights (SAR) Plan (the “Agrium Legacy SAR Plan”), pursuant to which senior executives and senior leaders outside of Canada received stand-alone SARs (instead of Stock Options) which gave the holder the right to receive, on exercise of the SAR, a cash amount (less withholdings) equal to the appreciation in value of the underlying common shares between the day of grant and the day of exercise.

No further awards may be issued under the Agrium Legacy SAR Plan. Legacy awards will continue to vest and be exercised or settled until all SARS are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), following which the Agrium Legacy SAR Plan will be terminated.

This section describes certain provisions of Agrium’s Legacy SAR Plan.

Eligibility	Granted at the discretion of the board. Eligible participants are officers and employees.
Exercise Price

The board can determine the exercise price. Where not determined, the exercise price will be the closing price on the NYSE in U.S. dollars on the last day preceding the date of grant.

In no circumstance may the exercise price be lower than the market price of the common shares on the date of the grant of the SAR.

Vesting	Unless otherwise determined by the board at the time of grant, SARs vest 25% on the first, second, third and fourth anniversaries of the date of grant.
Term	Unless otherwise determined by the board at the time of grant, SARs expire 10 years from the date the SARs are granted.
Circumstances Involving Cessation of Entitlement to Participate	Vesting and expiry provisions in the Agrium Legacy SAR Plan applicable for SAR holders who leave the corporation are materially the same as those that apply under the Agrium Legacy Stock Option Plan described above.

Agrium Legacy PSU/RSU Plan

This section describes the provisions that apply in the event that the participant ceases to be entitled to participate in Agrium’s Amended and Restated Performance Share Unit and Restricted Share Unit Plan (the “Agrium Legacy PSU/RSU Plan”). No further awards may be issued under the Agrium Legacy PSU/RSU Plan. Legacy awards will continue to vest and be settled until all awards are settled, expire or are terminated in accordance with their terms (the last performance cycle ends December 31, 2019), following which the Agrium Legacy PSU/RSU Plan will be terminated.

Circumstances Involving Cessation of Entitlement to Participate
PSUs
Retirement Age 60 or Older	PSUs continue to vest and are settled and paid at the end of the applicable performance period(s).
Retirement Age 55 to 59	The PSU holder is entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the applicable performance period(s) for the PSUs held, prorated to reflect the actual period between the commencement of each performance period and the retirement date, based on actual performance of the applicable performance metric(s) for each performance period.
Termination Without Cause (including Constructive Dismissal) – not involving a Change in Control	The PSU holder shall be entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the performance period(s) for the PSUs held, prorated to reflect the actual period between the commencement of each performance period and the severance date, based on actual performance of the applicable performance metric(s) for each applicable performance period.

I5

SCHEDULE I SUMMARY OF AGRIUM LEGACY INCENTIVE COMPENSATION PLANS

Change in Control

PSUs do not vest on change in control unless:

•   the successor company fails to continue or substitute the PSUs, in which case the PSU holder is entitled to a lump sum payment equal to the market value of vested PSUs held by the PSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their PSUs as of such date (unless otherwise determined by the board); or

•   the PSUs are continued or substituted and the PSU holder is terminated without cause or resigns for good reason within two years following the change in control, in which case the PSU holder is entitled to a lump sum payment equal to the market value of vested PSUs held by the PSU holder in their account as of the termination date, with immediate full vesting of 100% of their PSUs as of such date (unless otherwise determined by the board).

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit PSU holders to redeem all of their PSUs for a lump sum payment equal to the market value of vested PSUs held by the PSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their PSUs as of such date (unless otherwise determined by the board).

RSUs
Retirement Age 60 or Older	RSUs continue to vest and are settled and paid at the end of the restricted period(s).
Retirement Age 55 to 59	The RSU holder is entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the restricted period(s) for the RSUs held, prorated to reflect the actual period between the commencement of each restricted period and the retirement date.
Termination Without Cause (including Constructive Dismissal) – not involving a Change in Control	The RSU holder shall be entitled to the cash payment to which he or she would have been entitled if he or she continued employment throughout the restricted period(s) for the RSUs held, prorated to reflect the actual period between the commencement of each restricted period and the severance date.
Change in Control

RSUs do not vest on change in control unless:

•   the successor company fails to continue or substitute the RSUs, in which case the RSU holder is entitled to a lump sum payment equal to the market value of vested RSUs held by the RSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their RSUs as of such date (unless otherwise determined by the board); or

•   the RSUs are continued or substituted and the RSU holder is terminated without cause or resigns for good reason within two years following the change in control, in which case the RSU holder is entitled to a lump sum payment equal to the market value of vested RSUs held by the RSU holder in their account as of the termination date, with immediate full vesting of 100% of their RSUs as of such date (unless otherwise determined by the board).

The board has the authority, in connection with a change in control transaction, to accelerate vesting in order to permit RSU holders to redeem all of their RSUs for a lump sum payment equal to the market value of vested RSUs held by the RSU holder in their account as of the date of the change in control, with immediate full vesting of 100% of their RSUs as of such date (unless otherwise determined by the board).

I6

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

Schedule J – Historical Information Relating

to PotashCorp

Section One: PotashCorp Director

Compensation

PotashCorp Director Compensation Program

The director compensation program of PotashCorp was paid in the form of an annual retainer and fees, payable in cash and/or deferred share units (“PotashCorp DSUs”) under the PotashCorp Deferred Share Unit Plan (the “PotashCorp DSU Plan”). PotashCorp established director compensation after considering the advice of Towers Watson, PotashCorp’s independent compensation consultant. Only non-executive directors were compensated for service on the PotashCorp Board.

The PotashCorp DSU Plan allowed non-executive directors to defer, in the form of PotashCorp DSUs, up to 100% of the annual retainer payable to him or her in respect of serving as a director that would otherwise be payable in cash. Each PotashCorp DSU had an initial value equal to the market value of a PotashCorp common share at the time of deferral.

Each PotashCorp DSU was credited to the account of an individual director and was fully vested at the time of grant, but was distributed only when the non-executive director ceased to be a member of the PotashCorp Board, provided that the director was neither an employee of PotashCorp nor an employee of any of its subsidiaries. In accordance with elections made pursuant to the terms of the PotashCorp DSU Plan, the director received, within a specified period following retirement, a cash payment equal to the number of his or her PotashCorp DSUs multiplied by the applicable share price of a PotashCorp common share at the date of valuation (reduced by the amount of applicable withholding taxes). While the PotashCorp HR&C Committee, with PotashCorp Board approval, had the discretion to distribute PotashCorp common shares in lieu of cash, the PotashCorp HR&C Committee and PotashCorp Board determined that all distributions pursuant to the PotashCorp DSU Plan would be made in cash. PotashCorp DSUs earned dividends in the form of additional PotashCorp DSUs at the same rate as dividends were paid on PotashCorp common shares. In 2017, nine of twelve of the non-executive directors elected to receive all or a portion of his or her 2017 director retainer fees in the form of PotashCorp DSUs.

PotashCorp directors participated in PotashCorp’s Group Life Insurance coverage (Cdn$50,000), Accidental Death and Dismemberment coverage (Cdn$100,000), Business Travel Accidental coverage (Cdn$1,000,000) and Supplemental Business Travel Medical coverage (Cdn$1,000,000). The amounts set forth in parentheses with respect to each benefit indicates the per calendar year coverage for each director.

The compensation arrangements for non-executive directors in 2017 were as follows:

Type of Fee	Amount
ANNUAL RETAINER
Board Chair Annual Retainer (inclusive of all meeting fees)	$400,000
Board Members Annual Retainer	$200,000
Committee Annual Retainer	$5,000 per committee
Audit Committee Chair Annual Retainer	$20,000
Human Resources and Compensation Committee Chair Annual Retainer	$20,000
Corporate Governance and Nominating Committee Chair Annual Retainer	$15,000
Safety, Health and Environment Committee Chair Annual Retainer	$15,000
ATTENDANCE FEES
Per Diem for Committee meeting(1)	$1,500
Travel Fee (per day)	$500

Note:

(1)	Each non-executive director who was a member of a PotashCorp Board Committee, other than the Board Chair, received a per diem fee of $1,500 for committee meetings he or she attended, provided such meetings were not held the same day as a Board meeting.

J1

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

PotashCorp 2017 Summary of Director Compensation

PotashCorp Director Compensation Table(1)

The following table sets out the compensation earned by each individual who served as a non-executive director of PotashCorp during the year ended December 31, 2017:

Director	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(2)(3)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)	All other Compensation ($)(6)	Total ($)
Burley	124,000	123,882	–	–	–	146	248,028
Chynoweth	116,500	118,090	–	–	–	146	234,736
Estey	200,000	243,183	–	–	–	1,358	444,541
Grandey	4,500	238,171	–	–	–	146	242,817
Hoffman	228,500	18,966	–	–	–	1,358	248,824
Laberge	148,000	115,650	–	–	–	146	263,796
Madere	224,500	5,795	–	–	–	1,358	231,653
Martell	117,000	135,656	–	–	–	146	252,802
McCaig	4,000	155,509	–	–	–	61	159,570
Regent	11,000	220,633	–	–	–	146	231,779
Viyella de Paliza	77,714	16,500	–	–	–	691	94,905
Yujnovich	9,000	214,007	–	–	–	146	223,153

Notes:

(1)	Amounts that were paid in Canadian dollars have been converted to U.S. dollars using the average exchange rate for the month prior to the date of payment.

(2)	Stock award amounts set forth above include the amount of annual retainer deferred into PotashCorp DSUs plus dividend amounts on PotashCorp DSUs. The following table sets forth each PotashCorp non-executive director’s annual retainer, meeting and other fees for fiscal year 2017 that were earned or paid in the form of cash or deferred in the form of PotashCorp DSUs:

	Annual Retainer		Committee Meeting and Other Fees ($)	Deferred Share Unit Cash Out ($)	Total Remuneration ($)	Percentage of Total Remuneration in PotashCorp DSUs (%)
Name	Cash ($)	DSUs ($)
Burley	112,500	112,500	11,500	–	236,500	47.57
Chynoweth	105,000	105,000	11,500	–	221,500	47.40
Estey	200,000	200,000	–	–	400,000	50.00
Grandey	–	220,000	4,500	–	224,500	98.00
Hoffman	220,000	–	8,500	–	228,500	–
Laberge	136,500	73,500	11,500	–	221,500	33.18
Madere	210,000	Nil	14,500	–	224,500	–
Martell	112,500	112,500	4,500	–	229,500	49.02
McCaig	–	75,000	4,000	–	79,000	94.94
Regent	–	210,000	11,000	–	221,000	95.02
Viyella de Paliza	73,214	–	4,500	989,126	1,066,840	–
Yujnovich	–	209,583	9,000	–	218,583	95.88

(3)	Reports the grant date fair value, as calculated in accordance with FASB ASC Topic 718, for DSUs received in 2017 pursuant to the PotashCorp DSU Plan. The grant date fair value of each grant of DSUs received by each PotashCorp non-executive director in 2017 was as follows:

J2

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

Director	February 2, 2017 (Dividend)	March 31, 2017 (Deferred Fees)	May 2, 2017 (Dividend)	June 30 2017 (Deferred Fees)	August 1, 2017 (Dividend)	September 30, 2017 (Deferred Fees)	November 1, 2017 (Dividend)	December 31, 2017 (Deferred Fees)
Burley	$2,534.78	$28,125.00	$2,799.46	$28,125.00	$2,980.36	$28,125.00	$3,067.17	$28,125.00
	(105.44 units)	(1,622.88 units)	(123.27 units)	(1,809.44 units)	(134.19 units)	(1,475.92 units)	(121.28 units)	(1,393.05 units)
Chynoweth	$2,984.81	$26,250.00	$3,243.90	$26,250.00	$3,400.35	$26,250.00	$3,461.19	$26,250.00
	(124.16 units)	(1,514.69 units)	(142.84 units)	(1,688.81 units)	(153.10 units)	(1,377.52 units)	(136.86 units)	(1,300.18 units)
Estey	$10,268.56	$50,000.00	$10,616.99	$50,000.00	$10,987.82	$50,000.00	$11,309.63	$50,000.00
	(556.26 units)	(2,927.40 units)	(641.51 units)	(3,067.48 units)	(620.08 units)	(2,598.75 units)	(576.14 units)	(2,421.31 units)
Grandey	$3,931.50	$55,000.00	$4,429.59	$55,000.00	$4,803.36	$55,000.00	$5,006.66	$55,000.00
	(163.54 units)	(3,173.64 units)	(195.05 units)	(3,538.46 units)	(216.27 units)	(2,886.24 units)	(197.97 units)	(2,724.19 units)
Hoffman	$4,701.393	–	$4,727.01	–	$4,755.52	–	$4,782.26	–
	(254.68 units)	–	(285.62 units)	–	(268.37 units)	–	(243.62 units)	–
Laberge	$10,365.57	$18,375.00	$10,706.18	$18,375.00	$10,652.80	$18,375.00	$10,425.04	$18,375.00
	(431.18 units)	(1,060.28 units)	(471.43 units)	(1,182.17 units)	(479.64 units)	(964.27 units)	(412.22 units)	(910.13 units)
Madere	$1,438.403	–	$1,438.36	–	$1,454.81	–	$1,463.02	–
	(77.92 units)	–	(86.91 units)	–	(82.10 units)	–	(74.53 units)	–
Martell	$5,488.81	$28,125.00	$5,810.58	$28,125.00	$5,933.18	$28,125.00	$5,923.42	$28,125.00
	(228.32 units)	(1,622.88 units)	(255.86 units)	(1,809.44 units)	(267.14 units)	(1,475.92 units)	(234.22 units)	(1,393.05 units)
McCaig	$19,810.16	$52,500.00	$20,594.79	$22,500.00	$20,385.00	–	$19,718.87	–
	(824.05 units)	(3,029.38 units)	(906.86 units)	(1,447.55 units)	(917.83 units)	–	(779.71 units)	–
Regent	$2,068.88	$52,500.00	$2,511.73	$52,500.00	$2,901.74	$52,500.00	$3,150.63	$52,500.00
	(86.06 units)	(3,029.38 units)	(110.60 units)	(3,377.62 units)	(130.65 units)	(2,755.05 units)	(124.58 units)	(2,600.36 units)
Viyella de Paliza	$5,468.96	–	$5,498.74	–	$5,532.01	–	–	–
	(296.26 units)	–	(332.25 units)	–	(312.19 units)	–	–	–
Yujnovich	$513.25	$52,083.00	$923.16	$52,500.00	$1,343.71	$52,500.00	$1,643.60	$52,500.00
	(21.35 units)	(3,005.32 units)	(40.65 units)	(3,377.62 units)	(60.50 units)	(2,755.05 units)	(64.99 units)	(2,600.36 units)

(4)	As of December 31, 2017, the total number of PotashCorp DSUs held by each non-executive director was as follows: Mr. Burley, 26,090; Mr. Chynoweth, 29,171; Mr. Estey, 116,094; Mr. Grandey, 43,039; Mr. Hoffman, 48,067; Ms. Laberge, 84,857; Ms. Madere, 14,705; Mr. Martell, 49,091; Mr. McCaig, 158,786; Mr. Regent, 27,971; Ms. Viyella de Paliza, 0 and Ms. Yujnovich, 15,835.

(5)	As of December 31, 2017, none of the non-executive directors held outstanding PotashCorp Stock Options.

(6)	Reports the cost of tax gross-ups for taxable benefits and life insurance premiums paid for the benefit of each director.

PotashCorp Board and Committee Attendance

During 2017, the PotashCorp Board and Committees held the following number of meetings:

	Number of Meetings Held During 2017	Attendance
Board Meetings	6	100%
Audit Committee	7	97%
Human Resources and Compensation Committee	5	100%
Corporate Governance and Nominating Committee	4	100%
Safety, Health and Environment Committee	4	100%

J3

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

During 2017, the attendance of the nominee directors who served as PotashCorp directors during the year was as follows:

	PotashCorp Board Meetings		PotashCorp Committee Meetings								PotashCorp Total Meetings
			Audit		HR&C		CG&N		SH&E
Director	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
Burley	6	100%	7	100%	–	–	4	100%	–	–	17	100%
Estey	6	100%	–	–	–	–	4	100%	–	–	10	100%
Grandey	6	100%	–	–	5	100%	4	100%	–	–	15	100%
Laberge	6	100%	7	100%	–	–	4	100%	–	–	17	100%
Madere	6	100%	7	100%	–	–	–	–	4	100%	17	100%
Martell	6	100%	–	–	5	100%	4	100%	–	–	15	100%
Regent	6	100%	6	86%	5	100%	–	–	–	–	17	94%
Tilk	6	100%	–	–	–	–	–	–	–	–	6	100%

In addition to the committees of which he or she was a member, PotashCorp’s board Chair regularly attended other committee meetings. In 2017, Mr. Estey attended substantially all of the committee meetings at the invitation of the committees. At the invitation of the committees, Mr. Tilk, PotashCorp’s Chief Executive Officer, also attended substantially all of the committee meetings held in 2017.

Merger-Related Director Compensation Decisions

The following Merger-related compensation actions were taken by PotashCorp in 2017:

•	The PotashCorp Board confirmed that the Merger would not trigger the change in control provisions in PotashCorp’s DSU Plan; and

•	Outstanding equity-based awards under PotashCorp’s DSU Plan that were not settled prior to the effective date of the Merger were adjusted to reflect the conversion into awards denominated in Nutrien common shares.

J4

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

Section Two: PotashCorp Executive

Compensation

PotashCorp Compensation Framework

There were three primary components of PotashCorp’s executive compensation program: base salary, short-term incentive and medium-term and long-term incentive. Additional detail on each of the foregoing elements and its purpose within PotashCorp’s executive compensation program for 2017 is described in the following table:

BASE SALARY 18%

•   Paid in cash

•   The only fixed component of total direct compensation

•   Typically reviewed annually and adjusted, if appropriate, for salaried employees to reflect individual performance, progression on the job and internal pay equity, referencing the PotashCorp Comparative Compensation Information as a market check

SHORT-TERM INCENTIVES 16%
Form	Performance / Vesting Period	Design
Cash under the PotashCorp Short-Term Incentive Plan (the “PotashCorp STIP”)	Annual

•   Annual cash bonus, one-year performance period

•   Payout was based on three performance metrics (1) a Board-established Adjusted EBITDA(1) metric; (2) Company SH&E performance targets, for corporate employees, or site-specific goals, for site employees; and (3) individual performance for corporate employees and designated site employees in 2017

•   No payout with respect to Adjusted EBITDA metric for achieving less than 50% of the Adjusted EBITDA performance ratio target; maximum payout was capped at two times target regardless of performance results achieved. SH&E performance accounted for 10% of the target STIP Award for PotashCorp NEOs. The percentage of the target PotashCorp STIP Award that was attributed to EBITDA performance and individual performance varied according to the employee’s STIP tier

MEDIUM-TERM AND LONG-TERM INCENTIVES 66%
Form	Performance / Vesting Period	Design
PotashCorp PSUs under the PotashCorp LTIP	3-year

•   Medium-term incentives in the form of PotashCorp PSUs with 3-year performance-based cliff vesting

•   Performance was based on two equally weighted metrics over a three-year performance period: (1) total shareholder return relative to the TSR Comparator Group, and (2) CFROI WACC(2)

PotashCorp Stock Options under the PotashCorp LTIP	3-year vesting with a 10-year term	• Long-term incentives in the form of Stock Options with 3-year time-based cliff vesting and a 10 year term • Value of Stock Options, if any, was based on PotashCorp common share price performance

Notes:

(1)	Adjusted EBITDA is a financial measure not prescribed by IFRS. Refer to “Schedule B - Legal Advisories – Non-IFRS Financial Measures Advisory”.

(2)	CFROI is a financial measure not prescribed by IFRS. Refer to “Schedule B - Legal Advisories – Non-IFRS Financial Measures Advisory”.

Other elements of PotashCorp’s compensation framework included health, welfare, post-retirement and severance benefits, perquisites, employment agreements and retirement arrangements.

In executing its responsibilities related to executive compensation, the PotashCorp HR&C Committee used executive compensation analyses prepared by Towers Watson and other compensation consultants (“PotashCorp Comparative

J5

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

Compensation Information”) as a market check. Such analyses typically included information from a group of 18 publicly traded U.S. and Canadian companies, selected on the basis of a number of factors, including similar industry characteristics, revenues and market capitalization (the “PotashCorp Comparator Group”) and an additional executive compensation survey of U.S. and Canadian companies with similar industry and revenue size (the “Additional Survey”).

The 18 companies included in the PotashCorp Comparator Group in 2017 were:

• Agrium Inc. • Air Products and Chemicals, Inc. • Ashland Inc. • Barrick Gold Corporation • Cameco Corporation • Celanese Corporation • CF Industries Holdings, Inc.	• Eastman Chemical Company • Ecolab Inc. • Goldcorp Inc. • Kinross Gold Corporation • Methanex Corporation • Monsanto Company • The Mosaic Company	• Newmont Mining Corporation • PPG Industries, Inc. • Praxair, Inc. • Teck Resources Limited

For 2017 compensation, the Additional Survey considered was Willis Towers Watson’s Executive Compensation Database. Although the PotashCorp HR&C Committee included market data in the overall mix of factors it considered in assessing the PotashCorp executive compensation, it did not target specific market levels. Rather, it considered the market median as a general reference point, while considering other factors, including its own subjective determinations with respect to PotashCorp and PotashCorp NEO performance.

Base Salary

PotashCorp established a system of tiered salary levels for senior executives (vice president and above). PotashCorp assigned senior executive positions to an appropriate salary tier that reflected the position’s internal value to PotashCorp and internal equity considerations based on a review of salaries for relevant positions in the PotashCorp Comparative Compensation Information. For the PotashCorp NEOs, although the PotashCorp HR&C Committee considered the PotashCorp Comparative Compensation Information to better understand the comparative level of base salary for each of the PotashCorp NEOs relative to officers holding comparable positions at competitor companies, it did not target a specified level of compensation with respect to such competitor companies. Wayne R. Brownlee’s salary was recommended by PotashCorp’s CEO and subject to approval by the PotashCorp HR&C Committee. PotashCorp’s CEO’s salary was recommended by the PotashCorp HR&C Committee and subject to approval by the independent members of the PotashCorp Board.

At-Risk Compensation

In 2017, PotashCorp provided its executives with (1) annual incentives through the PotashCorp STIP, (2) three-year incentives through performance-based medium-term incentives and (3) 10-year incentives through long-term equity awards. PotashCorp’s 2017 compensation program included both the PotashCorp STIP and the PotashCorp LTIP, and generally provided these incentives with performance measures relatively weighted between the awards and certain general features, as further detailed in “Short-Term Incentive” below and “Medium-Term and Long-Term Incentives” on page J9.

1.	Short-term: For short-term incentives, under the PotashCorp STIP, PotashCorp annually set corporate and operating group financial, individual and operating goals.

2.	Medium-term: For medium-term incentives, under the PotashCorp LTIP, the PotashCorp PSUs granted in 2017 were subject to a three-year performance period, as discussed below. PotashCorp PSUs made up 20% of the 2017 PotashCorp NEO target awards under the PotashCorp LTIP program.

3.	Long-term: For long-term incentives, under the PotashCorp LTIP, PotashCorp generally granted Stock Options, with 3-year time-based vesting and a 10-year term. PotashCorp Stock Options made up 30% of the 2017 PotashCorp NEO target awards under the PotashCorp LTIP program.

J6

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

Short-Term Incentives

The PotashCorp STIP provided incentives to individuals over a one-year performance period, and payout was based on both PotashCorp and the individual successfully achieving annual financial and operating goals. The PotashCorp HR&C Committee assigned participants an incentive award target expressed as a percentage of salary. Incentive awards under the PotashCorp STIP could range from 0% to 200% of target, depending upon an executive’s responsibilities, and achievement against annual targets of:

•	Adjusted EBITDA Performance – 70% of STIP Award;

•	Individual Performance – 20% of STIP Award; and

•	SH&E Performance – 10% of STIP Award.

PotashCorp STIP Metric #1: Adjusted EBITDA Performance

The Adjusted EBITDA performance component represented 70% of the PotashCorp NEO’s STIP Award. The Adjusted EBITDA performance metric had a performance accelerator such that when the Adjusted EBITDA ratio was greater than 100%, the payout for the portion above 100% was doubled to a maximum of 100%. If the Adjusted EBITDA ratio was less than 50% of the target set by the PotashCorp Board for that year, PotashCorp generally made no payments in respect of the Adjusted EBITDA performance component.

Adjusted EBITDA Ratio	Award Percentage
Less than 50%	0%
At least 50% but less than 100%	50%-100%
100%	100%
More than 100% but less than 150%	100%-200%
150% and above	200%

The following table sets forth PotashCorp’s Adjusted EBITDA performance under the 2017 PotashCorp STIP:

2017
Adjusted EBITDA Target	6.08%
Actual Adjusted EBITDA	6.27%
Adjusted EBITDA Ratio	103.19(1)

Note:

(1)	Due to rounding, dividing actual Adjusted EBITDA by the Adjusted EBITDA target may not result in the exact Adjusted EBITDA ratio.

Based on the foregoing, the Adjusted EBITDA ratio of 103.19 resulted in payouts for the PotashCorp NEOs under the Adjusted EBITDA component of the PotashCorp 2017 STIP at 106.38% of target.

J7

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

PotashCorp STIP Metric #2: Individual Performance

The individual performance component represented 20% of the PotashCorp NEO’s STIP Award. Payout under the individual performance component was based on individual achievement corresponding to such PotashCorp NEO’s position and responsibilities against business and development goals in the following seven categories:

Strategic area and associated performance metrics
1. Safety, Health and Environmental Excellence
• Developed and designed programs to increase SH&E awareness within the appropriate company departments, and where applicable, improved SH&E performance in alignment with corporate strategy
2. Portfolio & Return Optimization
• Developed and designed programs to increase SH&E awareness within the appropriate company departments, and where applicable, improved SH&E performance in alignment with corporate strategy
3. Operational Excellence
• Oversaw, supported and drove proactive innovation and continuous improvement in each relevant department, as appropriate, and advanced organizational programs
4. Customer & Market Development
• Explored opportunities for product growth and facilitated and supported market development efforts
5. Stakeholder Communications & Engagement
• Communicated PotashCorp’s corporate strategy to relevant stakeholders, as appropriate, and continued to advantage and encourage employee engagement and internal communication
6. People Development
• Advanced and supported employee development, team engagement and organizational leadership and training programs
7. Good Governance
• Improved board and management interactions as well as supported corporate initiatives and PotashCorp Board efficiency and effectiveness

Each PotashCorp NEO was evaluated with respect to multiple qualitative areas of achievement that comprised each of the seven categories above. None of those particular qualitative areas of achievement was in itself material to overall compensation decisions, but was among several factors considered by the PotashCorp HR&C Committee in determining the level of performance in each of the seven categories above.

Achievement of the individual business and development goals corresponded to the following target payouts:

Performance Assessment	Target Payout
Does Not Meet Expectations	0.00%-49.99%
Partially Meets Expectations	50.00%-99.99%
Fully Meets Expectations	100.00%
Exceeds Expectations	100.01%-200.00%

Based on individual performance under the seven categories listed above, payouts for the PotashCorp NEOs under the individual performance component of the 2017 PotashCorp STIP were at an average of 136.4% of target. For individual PotashCorp NEO payouts, see the table below entitled “PotashCorp NEO STIP Awards for Fiscal 2017.”

J8

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

PotashCorp STIP Metric #3: Safety, Health and Environmental (SH&E) Performance

The SH&E performance component represented 10% of the PotashCorp NEO’s STIP Award. Payout under the SH&E performance component was based on annual performance against three equally-weighted SH&E trailing performance metrics: recordable injury rate, lost-time injury rate and environmental incidents. Target payouts for performance against these three metrics were as follows:

SH&E Target Performance	Target Payout
110.0%	0%
100.0%	100%
90.0%	200%

Note:

(1)	Payouts for performance results between the performance percentages listed above were interpolated.

The following table sets forth the SH&E performance used to determine PotashCorp NEO payouts under the 2017 PotashCorp STIP:

	2017 Target	2017 Actual	Performance (%)	Safety Payout
Recordable Injury Rate Frequency	.75	.86	114.67%	0%
Lost-Time Injury Rate	.07	.11	157.14%	0%
Number of Environmental Incidents	18	9	50%	200%
Total				66.67%

Based on the foregoing, payouts for the PotashCorp NEOs under the SH&E performance component of the PotashCorp STIP were at 66.67% of target.

PotashCorp NEO STIP Awards for Fiscal 2017

2017 PotashCorp STIP payouts for the PotashCorp NEOs were made at a percentage of 108.4% of target overall. The table below breaks down the 2017 PotashCorp STIP Award into its component parts and associated payouts. In addition to the following amounts, Messrs. Tilk and Brownlee also received one-time discretionary transaction awards in the amount of $826,195 and $250,000, respectively to recognize their important roles and significant efforts in connection with the completion of the Merger. For further information regarding each PotashCorp NEO’s actual PotashCorp STIP payouts see “Section Four: Executive Compensation – 2017 Executive Compensation – Summary Compensation Table” in the circular.

				2017 PotashCorp STIP Award
	Base Salary	Target STIP Award Opportunity as a Percentage of Base Salary	Target PotashCorp STIP Award Opportunity	Adjusted EBITDA Performance(1)	Individual Performance(2)	SH&E Performance(3)	Total PotashCorp STIP Award Actually Paid	STIP Award Actually Paid as Percentage of Target STIP Award Opportunity
Jochen E. Tilk	$924,534	130%	$1,201,894	$895,002	$343,141	$80,126	$1,318,343	109.69%
Wayne F. Brownlee	$635,000	70%	$444,500	$331,001	$115,570	$29,633	$476,000	107.09%

Notes:

(1)	Based on an Adjusted EBITDA Ratio of 103.19 and a corresponding award percentage of 106.38%.

(2)	Represented the actual PotashCorp STIP award to each PotashCorp NEO based on achievement of individual performance goals as follows: Mr. Tilk, 142.75% of his target PotashCorp STIP award opportunity and Mr. Brownlee, 130% of his target PotashCorp STIP award opportunity

(3)	Based on SH&E performance of 66.67 and a corresponding award percentage of 66.67%.

Medium-Term and Long-Term Incentives

The PotashCorp LTIP provided for medium-term and long-term incentive awards with overlapping cycles. The PotashCorp PSUs generally represented medium-term incentives, with 3-year performance-based cliff vesting (except with respect to 2017 PotashCorp PSUs, as further discussed below), whereas PotashCorp Stock Options represent long-term incentives, with 3-year time-based vesting and a 10 year term. Under the PotashCorp LTIP, 2017 target values were as follows:

•	Stock Options – 30%

•	PSUs (Relative TSR) – 35%

•	PSUs (CFROI-WACC) – 35%

J9

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

An individual’s PotashCorp LTIP target award value was calculated as the individual’s PotashCorp LTIP target award percentage multiplied by the individual’s eligible base salary rate. The PotashCorp LTIP target award percentage was determined based on an individual’s incentive plan tier. The table below sets the PotashCorp NEO LTIP target award percentages.

Officers	PotashCorp LTIP Target Award Percentage
Jochen E. Tilk	500%
Wayne F. Brownlee	300%

Stock Options under the PotashCorp LTIP

For 2017, PotashCorp Stock Options made up 30% of PotashCorp LTIP target award value. Subject to the terms of the PotashCorp LTIP and any applicable award agreement, PotashCorp Stock Options granted under the PotashCorp LTIP vested on the third anniversary of their grant date, subject to continuous employment with PotashCorp or a subsidiary of PotashCorp until such date, and generally expired no later than the tenth anniversary of the grant date.

Performance Share Units under the PotashCorp LTIP

The performance metrics used to determine vesting of PotashCorp PSUs awarded under the PotashCorp LTIP in 2017 were: (1) TSR relative to the PotashCorp TSR Comparator Group and (2) average annual cash flow return on investment (“CFROI”)1 compared to weighted average cost of capital (“WACC”)2 with equal weighting between the two metrics. PotashCorp PSU awards pursuant to such performance metrics were referred to as Relative TSR PotashCorp PSUs and CFROI - WACC PotashCorp PSUs, respectively.

Each PotashCorp PSU represented one PotashCorp common share and was settled (to the extent earned) in the form of PotashCorp common shares, for grantees subject to share ownership guidelines, and cash for all other grantees.

Three-Year Performance Period for PotashCorp PSUs

In connection with the transition to the PotashCorp LTIP, which was based on a three-year measurement period, the PotashCorp PSU grant in 2016 (“2016 PotashCorp PSUs”) vested on a pro-rata basis for performance after one year and again after two and three years (each such period, a “Performance Period”). The PotashCorp PSU grant in 2017 (“2017 PotashCorp PSUs”) vested after a three-year Performance Period. Vesting was subject to performance and continued employment with the company. Performance for the 2016 PotashCorp PSUs and each tranche of the 2017 PotashCorp PSUs was measured, and the applicable payouts would be determined, at the end of the applicable Performance Period using the two equally-weighted performance metrics discussed above.

Tranche of PSU Awards	Performance Period	Potential PSU Payout
2016 - 2 (“Year 2”)	January 1, 2016 until December 31, 2017	Early 2018
2016 - 3 (“Year 3”)	January 1, 2016 until December 31, 2018	Early 2019
2017	January 1, 2017 until December 31, 2019	Early 2020

[1]	CFROI is the ratio of after-tax operating cash flow to average gross investment. After-tax operating cash flow is calculated by measuring operating income (net income before deducting income taxes and interest) and removing nonrecurring or unusual items, change in unrealized gains/losses on derivative instruments included in operating income, incentive award accruals, non-cash items such as depreciation and amortization and current income taxes. Average gross investment is calculated by measuring the average of total assets and making adjustments for amortization and depreciation, the fair value adjustment for certain investments, fair value of derivative instrument assets, cash and cash equivalents and certain current liabilities.

[2]	WACC was calculated by measuring the product of (1) the market yield cost of net debt and (2) the market value of net debt divided by the market value of net debt and equity, and adding the product of (a) the cost of equity and (b) the market value of equity divided by the market value of net debt and equity. In each case subject to certain adjustments.

J10

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

Between 0% and 200% of the “target” number of each tranche of PotashCorp PSUs could be earned based on performance achievement during the applicable Performance Period.

Vesting Determination: Relative TSR PotashCorp PSUs

Following each Performance Period, the PotashCorp HR&C Committee determined PotashCorp’s relative TSR for such Performance Period and determined the number of Relative TSR PotashCorp PSUs from the applicable tranche that would vest as set out in the following table:

Peer Group Relative TSR Ranking	Relative TSR PotashCorp PSUs Vested from Tranche
1	200%
2	180%
3	155%
4	130%
5	100%
6	80%
7	60%
8	40%
9	0%
10	0%

The nine peer companies within the PotashCorp TSR Comparator Group were Agrium Inc., Arab Potash Company PLC, CF Industries Holdings Inc., Intrepid Potash Inc., Israel Chemicals Ltd., K+S Aktiengesellschaft, The Mosaic Company, Sociedad Quimica y Minera de Chile S.A. and Yara International. Maximum vesting at 200% required that PotashCorp have the highest TSR in the PotashCorp TSR Comparator Group, 100% vesting required PotashCorp to rank 5th and no Relative TSR PotashCorp PSUs would vest if PotashCorp’s ranking was 9th or lower as compared to the PotashCorp TSR Comparator Group.

Vesting Determination: CFROI-WACC PotashCorp PSUs

Following each Performance Period, the PotashCorp HR&C Committee would determine whether and to what extent the CFROI-WACC goal had been satisfied for such Performance Period and would determine the number of CFROI-WACC PotashCorp PSUs from the applicable tranche that would be deemed earned as set out in the following table:

CFROI – WACC PSU Vesting Schedule
Performance Level	Average CFROI –WACC	% of CFROI-WACC PotashCorp PSUs Vested from Tranche
Below Threshold	<0%	0%
Threshold	0%	50%
Target	2.5%	100%
Maximum	5%	200%

CFROI-WACC PSU vesting at the maximum level required the average CFROI-WACC to be 5% or greater, and no PotashCorp PSUs would be deemed earned if the CFROI-WACC performance level was less than 0%. Whenever average CFROI-WACC fell between the stated thresholds, the percentage of CFROI-WACC PotashCorp PSUs to vest would be interpolated.

Determination of PSU Vesting

Relative TSR PotashCorp PSUs

During the Year 2 Performance Period ended December 31, 2017, PotashCorp’s #4 ranking relative to the PotashCorp TSR Comparator Group resulted in a 130% vesting percentage for Relative TSR PotashCorp PSUs.

J11

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

CFROI-WACC PotashCorp PSUs

During the Year 2 Performance Period ended December 31, 2017, PotashCorp’s CFROI-WACC performance of –0.78% resulted in the vesting of 0% of the Year 2 CFROI – WACC PotashCorp PSUs.

Merger-Related Executive Compensation Decisions

The following Merger-related compensation actions were taken by PotashCorp in 2017:

•	The PotashCorp Board confirmed that the Merger triggered the change in control provisions in PotashCorp’s executive agreements (including change in control severance agreements), annual incentive plan and long-term incentive plans;

•	The approach to measuring the attainment of the performance vesting criteria under the short-term incentive plan was approved;

•	Outstanding equity-based awards under PotashCorp’s long-term incentive plans that were not exercised and/or settled prior to the effective date of the Merger were adjusted to reflect the conversion into awards denominated in Nutrien common shares; and

•	The performance metrics applicable to outstanding legacy PotashCorp PSUs granted in 2016 and 2017 under the PotashCorp 2016 Long-Term Incentive Plan with performance periods ending in 2018 and 2019 respectively were changed from relative TSR and CFROI-WACC PSU vesting performance to relative TSR and a performance metric to incentivize synergies at Nutrien for the remaining post-Merger period.

The following Merger-related compensation actions were taken by Nutrien in 2018:

•	The long-term incentive plans and outstanding legacy PotashCorp awards granted under those plans that were not exercised and/or settled prior to the effective date of the Merger were assumed by Nutrien on substantially the same terms and conditions (including as to the type of award).

J12

SCHEDULE J HISTORICAL INFORMATION RELATING TO POTASHCORP

Section Three: Additional PotashCorp Information

PotashCorp External Auditor Service Fees (By Category)

The following table sets out the fees billed to PotashCorp by Deloitte LLP and its affiliates for professional services in each of the years ended December 31, 2017 and 2016. During these years, Deloitte LLP was PotashCorp’s only external auditor.

	Year Ended December 31
Category	2017	2016
	US $	US $
Audit Fees(1)	$2,013,962	$2,108,117
Audit-Related Fees(2)	$305,734	$292,505
Tax Fees(3)	$362,078	$298,904
All Other Fees(4)	$39,877	$333,458
Total	$2,721,651	$3,032,984

Notes:

(1)	For professional services rendered by Deloitte LLP for the audit of the company’s annual consolidated financial statements, review of interim financial statements, the provision of consent letters and the provision of comfort letters.

(2)	For professional services rendered by Deloitte LLP for employee benefit plan audits, audits of individual statutory financial statements, verification letters issued for certain of the company’s environmental liabilities, and specified procedure engagements.

(3)	For professional services rendered by Deloitte LLP for general tax compliance and advice.

(4)	For professional services rendered by Deloitte LLP for operational consulting, subscription based services for human resource related literature, and subscription based service for accounting literature.

J13

SCHEDULE K SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Schedule K – Summary of PotashCorp Legacy Incentive Compensation Plans

Effective as of the closing of the Merger, the Corporation assumed the Legacy Incentive Compensation Plans of PotashCorp and the outstanding awards issued under the Legacy Incentive Compensation Plans. The following information relates to the Legacy Incentive Compensation Plans of PotashCorp.

PotashCorp Legacy 2016 Long-Term Incentive Plan

This section presents prescribed disclosure concerning PotashCorp’s 2016 Long-Term Incentive Plan (the “PotashCorp Legacy 2016 LTIP”) as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements. The PotashCorp Legacy 2016 LTIP is a share-based compensation arrangement for purposes of the TSX rules.

No further awards may be issued under the PotashCorp Legacy 2016 LTIP. Legacy awards will continue to vest and be exercised or settled until all Stock Options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2027), and all PSUs are settled, expire or are terminated in accordance with their terms (the last performance cycle ends December 31, 2019), following which the PotashCorp Legacy 2016 LTIP will be terminated.

The following information is given as of December 31, 2017, and does not give effect to the conversion of common shares of PotashCorp into common shares of Nutrien that was completed as part of the Merger:

Description of PotashCorp Legacy 2016 LTIP
Eligibility

Officers and employees of the corporation and its subsidiaries are eligible to participate in the PotashCorp Legacy 2016 LTIP if selected by the PotashCorp HR&C Committee.

Non-executive directors, non-employee contractors and third party vendors are not eligible to participate in the PotashCorp Legacy 2016 LTIP.

Types of Awards	The 2016 LTIP provides for awards of Stock Options and PSUs.

Award	Form of Payment	Exercise Period / Performance Period
Stock Options	Stock Options to purchase treasury common shares at the exercise price (which shall not be less than the Fair Market Value) determined at the date of grant	Stock Options generally vest in full on the third anniversary of the grant date
PSUs	PSUs are settled in treasury common shares, cash or combination of both	Determined by the PotashCorp HR&C Committee

Number of Securities Issuable and Issued as at December 31, 2017

As at December 31, 2017, there were 840,223,041 issued and outstanding common shares of PotashCorp. As at December 31, 2017:

Plan Fixed Maximum – the total fixed maximum number of common shares issuable under the PotashCorp Legacy 2016 LTIP, including common shares that have been issued upon the exercise of Stock Options and settlement of PSUs since inception of the PotashCorp Legacy 2016 LTIP, is 21,000,000 common shares, representing 2.51% of the common shares outstanding;

Total Stock Options Exercised and PSUs Settled Since Plan Inception – no Stock Options have been exercised and 422,159 PSUs have been settled (of which 261,385 were settled in cash and 160,774 were settled in common shares) under the PotashCorp Legacy 2016 LTIP since its inception in 2016, representing 0.05% of the common shares outstanding;

K1

SCHEDULE K SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Description of PotashCorp Legacy 2016 LTIP

Number of Common Shares Underlying Outstanding Stock Options and PSUs – the total number of common shares issuable on the exercise of actual Stock Options and PSUs that have been granted and remain outstanding under the PotashCorp Legacy 2016 LTIP is 6,975,258 common shares, representing in the aggregate 0.83% of the common shares outstanding; and

Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future Stock Option and PSU grants is nil.

Common shares underlying Stock Options that are not exercised are not available for future Stock Option grants.

In 2017, 1,482,829 Stock Options and 1,408,086 PSUs were granted, representing a total of 0.34% of the common shares outstanding (assuming all PSUs are settled in shares not cash).

Burn Rates	For information about the three-year historical burn rates under the PotashCorp Legacy Share-Settled Plans see “Section Two: Business of the Meeting – Stock Option Plan and Grant of Stock Options – Burn Rates”.
Insider Participation Limits

No awards will be granted to insiders if such awards, together with any other security based compensation arrangements of the corporation, could result in:

•   the number of common shares issuable to insiders at any time under the security based compensation arrangements of the corporation exceeding 10% of the issued and outstanding common shares; or

•   the issuance to insiders under the security based compensation arrangements of the corporation, within any one year period, of a number of common shares exceeding 10% of the issued and outstanding common shares.

Subject to an adjustment provision, no participant will be granted Stock Options, in the aggregate, for more than 750,000 common shares during any calendar year.

Fair Market Value	Fair market value is generally the closing price of a common share on the TSX or the NYSE (for participants resident in the U.S. or others designed by the PotashCorp HR&C Committee) on the trading day immediately prior to the date on which fair market value is determined.

Description of Stock Options under PotashCorp Legacy 2016 LTIP
Exercise Price

The PotashCorp HR&C Committee can determine the exercise price of the Stock Options.

In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the Stock Options.

Vesting	Stock Options generally vest in full on the third anniversary of the grant date.
Exercise Period, Term and Manner of Exercise

Stock Options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock Options will generally have a scheduled expiry date of 10 years from the date of grant of the Stock Option. In no event will a Stock Option have a scheduled expiry date of later than 10 years from the date of the grant.

Stock Options may be exercised:

•   by cash settlement;

•   if permitted by the corporation, by a broker-assisted “cashless exercise” arrangement; or

•   if permitted by the corporation, by a “net exercise” arrangement.

K2

SCHEDULE K SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Circumstances Involving Cessation of Entitlement to Participate
Retirement

Unvested Stock Options as of the date of retirement continue to vest to the end of the 36th month following the calendar month of the date of retirement.

Vested Stock Options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the 36th calendar month following the calendar month of the date of retirement.

Termination Without Cause – not involving a Change in Control	Vested Stock Options as of the date of termination must be exercised by the earlier of the expiry date and the end of the 3rd calendar month following the calendar month of the date of termination.
Change in Control

Stock Options do not vest on change in control unless:

•   the successor company fails to continue or substitute the Stock Options; or

•   the Stock Options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested Stock Options must be exercised by their expiry date.

Termination with Cause	Vested Stock Options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Description of PSUs under PotashCorp Legacy 2016 LTIP
Performance Metrics and Performance Period	The PotashCorp HR&C Committee determines the performance metrics and the performance period that apply to each grant of PSUs, and the formula for determining the number of PSUs that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement.
Vesting	PSUs generally vest at the completion of the performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of PSUs that vest (if any).
Settlement	At the end of the performance period, each vested PSU shall be paid in cash, in common shares, or a combination of both.

Circumstances Involving Cessation of Entitlement to Participate
Retirement	PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.
Termination Without Cause – not involving a Change in Control	PSUs held by the participant continue to vest pro-rata and are settled and paid at the end of the applicable performance periods(s), based on actual achievement of the applicable performance metric for each performance period.
Change in Control

PSUs do not vest on a change in control unless:

•   the surviving or successor company fails to continue or assume the PSUs, or replace the PSUs with an equivalent award; or

•   the PSUs are continued, assumed or replaced and the PSU holder is terminated without cause or resigns for good reason within two years of the change in control.

The date of the change in control or the date of termination (as applicable) is the early measurement date for purposes of calculating performance.

In each case vested PSUs are settled and paid in cash at the greater of target and actual achievement.

K3

SCHEDULE K SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Other
Assignability	PSUs are not assignable except as may be provided in a participant’s award agreement or, at the election of the PotashCorp HR&C Committee, awards may be assigned to a permitted assignee.
Amending Procedure

Subject to the restrictions below and compliance with the rules of the TSX and NYSE, the board may amend, suspend, or terminate the PotashCorp Legacy 2016 LTIP or the terms of any previously granted award without obtaining approval of the shareholders of the corporation. Without limiting the foregoing, the board can amend the PotashCorp Legacy 2016 LTIP without obtaining shareholder approval to make:

•   “housekeeping” amendments;

•   amendments to the vesting provisions; and

•   amendments necessary to comply with law, stock exchange rules or any other regulatory body.

Shareholder approval is required to amend the PotashCorp Legacy 2016 LTIP or an award agreement to:

•   increase the maximum number of common shares that may be issued;

•   reduce the exercise price of an outstanding Stock Option (including by cancelling Stock Options in exchange for cash, PSUs, or Stock Options with a lower exercise price);

•   extend the term of any Stock Option beyond 10 years (except in the event of a black-out period) or the date a Stock Option would otherwise expire;

•   amend the PotashCorp Legacy 2016 LTIP to allow a Stock Option to have a term of greater than 10 years (except in the event of a blackout period);

•   increase or delete the percentage limits on common shares issued or issuable to insiders;

•   increase or delete the limits on common shares that may be issuable in any one calendar year to a participant;

•   expand the assignment provisions;

•   permit non-executive directors to participate in the PotashCorp Legacy 2016 LTIP or otherwise add to the categories of participants who may participate in the PotashCorp Legacy 2016 LTIP; and

•   amend the provisions with respect to permissible amendments.

No amendment or termination of the PotashCorp Legacy 2016 LTIP or any award agreement will be made if it would adversely affect the existing rights of a participant under the PotashCorp Legacy 2016 LTIP or any award agreement without the participant’s written consent, unless the corporation chooses to acquire such rights at fair market value as described in the PotashCorp Legacy 2016 LTIP.

Financial Assistance	The corporation does not provide financial assistance to participants in relation to Stock Options or PSUs.
Recoupment	Participants and awards under the PotashCorp Legacy 2016 LTIP are subject to the terms of the corporation’s Policy on Recoupment of Unearned Compensation.
Adjustments	The PotashCorp Legacy 2016 LTIP includes adjustment provisions.
Trading Blackout	Where a Stock Option expires during, or within 10 trading days after a trading blackout period, the expiration date of the Stock Option will be automatically extended to the 10th trading day after the end of the blackout period.

K4

SCHEDULE K SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

PotashCorp Legacy Performance Options Plans

This section presents prescribed disclosure concerning PotashCorp’s 2008 Performance Stock Option Plan, the 2009 Performance Stock Option Plan, the 2010 Performance Stock Option Plan, the 2011 Performance Stock Option Plan, the 2012 Performance Stock Option Plan, the 2013 Performance Stock Option Plan, the 2014 Performance Stock Option Plan, and the 2015 Performance Stock Option Plan (collectively, the “PotashCorp Legacy Performance Option Plans”) as required under Form 51-102F5 - Information Circular and TSX Company Manual Section 613 - Security-Based Compensation Arrangements. The PotashCorp Legacy Performance Option Plans are share-based compensation arrangements for purposes of the TSX rules.

No further awards may be issued under the PotashCorp Legacy Performance Option Plans. Legacy awards will continue to vest and be exercised and settled until all Stock Options are exercised, expire or are terminated in accordance with their terms (the last expiry date is in 2025), following which the PotashCorp Legacy Performance Option Plans will be terminated.

The following information is given as of December 31, 2017, and does not give effect to the conversion of common shares of PotashCorp into common shares of Nutrien that was completed as part of the Merger. The provisions of each PotashCorp Legacy Performance Option Plan are substantially the same for purposes of this disclosure and accordingly the PotashCorp Legacy Performance Option Plans are treated below as one plan:

Description of PotashCorp Legacy Performance Option Plans

Eligibility	The eligibility requirements in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Number of Securities Issuable and Issued as at December 31, 2017

As at December 31, 2017, there were 840,223,041 issued and outstanding common shares of PotashCorp. As at December 31, 2017:

Plan Fixed Maximum – the total fixed maximum number of common shares issuable under PotashCorp Legacy Performance Option Plans, including common shares that have been issued upon the exercise of Stock Options under the PotashCorp Legacy Performance Option Plans, is 15,914,750 common shares, representing 1.89% of the common shares outstanding;

Total Stock Options Exercised Since Plan Inception – a total of 512,625 Stock Options have been exercised under the PotashCorp Legacy Performance Option Plans, representing 0.06% of the common shares outstanding;

Number of Common Shares Underlying Outstanding Stock Options – the total number of common shares issuable on the exercise of actual Stock Options that have been granted and remain outstanding under the PotashCorp Legacy Performance Option Plan is 12,701,472 common shares, representing in the aggregate 1.51% of the common shares outstanding; and

Number of Common Shares Available for Future Grants – the total number of common shares that remain available for future Stock Option is nil.

Common shares underlying Stock Options that are not exercised or that are terminated are not available for future Stock Option grants.

In 2017, no Stock Options were granted under any of the PotashCorp Legacy Performance Option Plans.

Burn Rates

For information about the three-year historical burn rates under the PotashCorp Legacy Share-Settled Plans see “Section Two: Business of the Meeting – Stock Option Plan and Grant of Stock Options – Burn Rates”.

Insider Participation Limits	The plan limits in the PotashCorp Legacy Performance Option Plans are substantially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Fair Market Value

The calculation of fair market value under in the PotashCorp Legacy Performance Option Plans is substantially the same as the calculation of fair market value under the PotashCorp Legacy 2016 LTIP described above.

K5

SCHEDULE K SUMMARY OF POTASHCORP LEGACY INCENTIVE COMPENSATION PLANS

Description of PotashCorp Legacy Performance Option Plans

Exercise Price	Each Stock Option grant specifies the exercise price. In no circumstance may the exercise price be lower than the fair market value of the common shares on the date of the grant of the Stock Options.

Performance Metrics and Performance Period

The PotashCorp HR&C Committee determines the performance metrics that apply to each grant of Stock Options over a 3-year performance period. The formula for determining the number of Stock Options that will be earned if performance is at or above the minimum or threshold level of performance or is at or above the target levels of performance, but falls short of maximum achievement, is based on cash flow return on investment and weighted average cost of net debt and equity capital.

Vesting

Stock Options generally vest over the 3-year performance period. Following each performance period, the performance criteria will be measured and the formula will be applied to calculate the number of Stock Options that vest (if any).

Exercise Period and Term

Stock Options are generally exercisable once they are vested until the end of their scheduled expiry date. Stock Options will generally have a scheduled expiry date of 10 years from the date of grant of the Stock Option.

In no event will a Stock Option have a scheduled expiry date of later than 10 years from the date of the grant.

Circumstances Involving Cessation of Entitlement to Participate

Retirement

Unvested Stock Options as of the date of retirement continue to vest to the end of the 36th month following the calendar month of the date of retirement.

Vested Stock Options, including those that vest post-retirement, must be exercised by the earlier of their scheduled expiry date and the end of the 36th calendar month following the calendar month of the date of retirement.

Termination Without Cause–not involving a Change in Control	Vested Stock Options as of the date of termination must be exercised by the earlier of the expiry date and the end of the 3rd calendar month following the calendar month of the date of termination.

Change in Control

Stock Options do not vest on change in control unless:

•   the successor company fails to continue or substitute the Stock Options; or

•   the Stock Options are continued or substituted and the optionee is terminated without cause or resigns for good reason within two years following the change in control.

Vested Stock Options must be exercised by their expiry date.

Termination with Cause

Vested Stock Options as of the date of termination are exercisable until the earlier of their scheduled expiry date and the end of the calendar month following the calendar month of the date of termination.

Other

Assignability	The assignability provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Amending Procedure	The amending provisions in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

Financial Assistance	The corporation does not provide financial assistance to participants in relation to Stock Options.

Recoupment	Stock Options are subject to recoupment or clawback by the corporation.

Adjustments	The PotashCorp Legacy Performance Option Plans include adjustment provisions.

Trading Blackout	The provisions relating to trading blackouts in the PotashCorp Legacy Performance Option Plans are materially the same as those that apply under the PotashCorp Legacy 2016 LTIP described above.

K6

Any questions and requests for assistance may be directed to the

Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleadvisors.com

North American Toll Free Phone:

1-866-581-0507

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272